     As filed with the Securities and Exchange Commission on July 29, 1997

                                                      REGISTRATION NO. 333-27665
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                         CONTINENTAL GLOBAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

                            ------------------------

             DELAWARE                              3535                          34-1506889
   (State or other jurisdiction       (Primary Standard Industrial            (I.R.S. Employer
 of incorporation or organization)     Classification Code Number)          Identification No.)

                    CO-REGISTRANTS AND SUBSIDIARY GUARANTORS

CONTINENTAL CONVEYOR & EQUIPMENT COMPANY            DELAWARE     3535    34-1603197
GOODMAN CONVEYOR COMPANY                            DELAWARE     3535    34-1603196

                            ------------------------

  Continental Global Group,        Continental Conveyor &
            Inc.                      Equipment Company           Goodman Conveyor Company
    438 INDUSTRIAL DRIVE            438 INDUSTRIAL DRIVE              ROUTE 178, SOUTH
   WINFIELD, ALABAMA 35594         WINFIELD, ALABAMA 35594              P.O. BOX 866
       (205) 487-6492                  (205) 487-6492           BELTON, SOUTH CAROLINA 29627
                                                                       (864) 338-7793

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                             C. EDWARD BRYANT, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         CONTINENTAL GLOBAL GROUP, INC.
                              438 INDUSTRIAL DRIVE
                            WINFIELD, ALABAMA 35594
                                 (205) 487-6492

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                           JEFFREY J. MARGULIES, ESQ.
                        SQUIRE, SANDERS & DEMPSEY L.L.P.
                       4900 KEY TOWER, 127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1304
                                 (216) 479-8500
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.


     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

PROSPECTUS
               , 1997

                         CONTINENTAL GLOBAL GROUP, INC.

                               OFFER TO EXCHANGE
                       11% SERIES B SENIOR NOTES DUE 2007
                          FOR ANY AND ALL OUTSTANDING
                       11% SERIES A SENIOR NOTES DUE 2007
             (ALL SENIOR NOTES GUARANTEED BY CONTINENTAL CONVEYOR &
                EQUIPMENT COMPANY AND GOODMAN CONVEYOR COMPANY)

  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                             , 1997, UNLESS EXTENDED.

    Continental Global Group, Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal") to exchange its 11% Series B Senior Notes due 2007 (the "Series B Notes") for an equal principal amount of its 11% Series A Senior Notes due 2007 (the "Series A Notes"), of which $120 million principal amount is outstanding (the "Exchange Offer"). The Series B Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined) of which this Prospectus is a part. The Series B Notes and the Series A Notes are collectively referred to herein as the "Senior Notes."

    Upon the terms and subject to the conditions set forth in this Prospectus and the Letter of Transmittal, the Company will accept for exchange any and all Series A Notes that are validly tendered and not withdrawn by 5:00 p.m., New
York City time, on            , 1997, unless the Exchange Offer is extended (the
"Expiration Date"). Tenders of Series A Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Series A Notes being tendered for exchange. Series A Notes may be tendered only in integral multiples of $1,000. See "The Exchange Offer."

    The Series B Notes will evidence the same debt as the Series A Notes for which they are exchanged, and will be entitled to the benefits of the same indenture, dated as of April 1, 1997 (the "Indenture"), among the Company, the Subsidiary Guarantors (as defined and currently consisting of Continental Conveyor & Equipment Company and Goodman Conveyor Company) and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"). The form and terms of the Series B Notes are the same as the form and terms of the Series A Notes, except that the Series B Notes have been registered under the Securities Act and the holders of the Series B Notes will not be entitled to the benefit of certain registration and exchange rights granted to the holders of the Series A Notes under the Registration Rights Agreement (as defined), which rights will terminate upon the consummation of the Exchange Offer. See "The Exchange Offer" and "Description of Senior Notes."

    The Series B Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with all current and future unsecured senior indebtedness (as defined) of the Company and senior to all subordinated indebtedness of the Company. The Company's obligations under the Series B Notes will be jointly and severally guaranteed by each direct and indirect Subsidiary (as defined) of the Company (other than Foreign Subsidiaries (as defined)) existing on the closing date of the Exchange Offer and by certain other Subsidiaries of the Company formed or acquired thereafter. The Subsidiary Guarantees (as defined) will be senior unsecured obligations of the Subsidiary Guarantors and will rank pari passu in right of payment with all current and future unsecured senior indebtedness of the Subsidiary Guarantors and senior to all subordinated indebtedness of the Subsidiary Guarantors. The Subsidiary Guarantees will be limited as described herein. See "Description of Senior Notes--Subsidiary Guarantees." Certain of the Company's Subsidiaries are parties to the Revolving Credit Facility (as defined) and all obligations thereunder are secured by a first priority lien on substantially all of the assets of such Subsidiaries. BCE Holdings Pty. Ltd. ("BCE") is a party to the Australian Revolving Credit Facility (as defined) and all obligations thereunder are secured by a first priority lien on substantially all of the assets of the BCE Subsidiaries (as defined). BCE is a Foreign Subsidiary and thus is not a Subsidiary Guarantor. On a pro forma basis, as of March 31, 1997, after giving effect to (i) the Series A Notes Offering (as defined), (ii) the application of the net proceeds therefrom, (iii) the BCE Acquisition (as defined) and (iv) the Hewitt-Robins Acquisition (as defined), the aggregate principal amount of secured indebtedness of the Company, secured indebtedness of the Subsidiary Guarantors and indebtedness of the Company's Foreign Subsidiaries which would have effectively ranked senior to the Senior Notes would have been approximately $5.9 million. The Indenture will permit the Company and its Subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. See "Description of Senior Notes."

                                             (Cover continued on following page)

      SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SERIES B NOTES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
           OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

(Continued from previous page)

    The Series B Notes will bear interest at the same rate and on the same terms as the Series A Notes. Accordingly, interest on the Series B Notes will be payable semiannually in cash in arrears on April 1 and October 1 of each year, commencing October 1, 1997, accruing from April 1, 1997 (which was the date of issuance of the Series A Notes) at the rate of 11% per annum, and the Series B Notes will mature on April 1, 2007. Holders of Series A Notes whose Series A Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Series A Notes accrued up until the date of the issuance of the Series B Notes. Because the Series B Notes will bear interest from the issue date of the Series A Notes, such waiver will not result in the loss of interest income to such holders.

    The Series B Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 1, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the date of redemption. Notwithstanding the foregoing, at any time prior to April 1, 2000, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the Senior Notes with the net proceeds of one or more offerings of common stock of the Company at a redemption price equal to 110% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption; provided, that after any such redemption, 66 2/3% of the original aggregate principal amount of the Senior Notes remains outstanding. Upon the occurrence of a Change of Control (as defined), the Company will be required to offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. See "Description of Senior Notes."

    Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Series B Notes issued pursuant to this Exchange Offer in exchange for Series A Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than (i) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act or (ii) a broker-dealer that purchases such Series B Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Series B Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Series B Notes. See Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988). Holders of Series A Notes wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. The Company believes that none of the registered holders of the Series A Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company. Each broker-dealer that receives Series B Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B Notes received in exchange for Series A Notes where such Series A Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 120 days after the consummation of the Exchange Offer. See "Plan of Distribution" and "The Exchange Offer--Resale of the Series B Notes."

    There is no public market for the Senior Notes. The Company does not intend to list the Series B Notes on any national securities exchange or to apply for quotation of the Series B Notes through the National Association of Securities Dealers Automated Quotation System. There can be no assurance that an active public market for the Series B Notes will develop. If a market for the Series B Notes should develop, the market value of the Series B Notes will depend on a variety of factors and the Series B Notes could trade at a discount from their principal amount. See "Risk Factors--Absence of a Public Market."

    The Company will not receive any proceeds from this Exchange Offer. The Company has agreed to bear the expenses of this Exchange Offer. No underwriter is being used in connection with this Exchange Offer.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, NOR ANY EXCHANGE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

    The Series B Notes will be available initially only in book-entry form. The Company expects that the Series B Notes issued pursuant to this Exchange Offer will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, DTC (as defined) and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the global notes representing the Series B Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. After the initial issuance of such global notes, Series B Notes in certificated form will be issued in exchange for the global notes only as set forth in the Indenture. See "Description of Senior Notes -- Book Entry; Delivery and Form."

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Series B Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Series B Notes offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of certain documents filed as exhibits to the Registration Statement are not necessarily complete and, in each case, are qualified by reference to the copy of the document so filed. The Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material also can be reviewed through the Commission's Electronic Data Gathering, Analysis, and Retrieval System, which is publicly available through the Commission's Web site (http://www.sec.gov).

     As a result of the Exchange Offer, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to the Indenture, the Company has agreed that, whether or not required by the rules and regulations of the Commission, so long as any Senior Notes are outstanding, the Company shall furnish to the registered holders of Senior Notes copies of (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) within the time periods that would have been applicable had the Company been subject to such rules and regulations and make such information available to securities analysts and prospective investors upon request. The Company has agreed further that, for so long as any Senior Notes remain outstanding, it shall furnish to the holders of the Senior Notes, to securities analysts, and to prospective investors, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. The Company also will furnish to each registered holder of the Senior Notes such other reports as may be required by applicable law.

     The principal executive offices of the Company and of Continental Conveyor & Equipment Company are located at 438 Industrial Drive, Winfield, Alabama 35594, telephone number: (205) 487-6492. The principal executive offices of Goodman Conveyor Company are located at Route 178, South, P.O. Box 866, Belton, South Carolina 29627, telephone number: (864) 338-7793.

                               EXCHANGE RATE DATA

     The following table sets forth, for the periods indicated, certain information concerning the closing exchange rate, the average and the high and low exchange rates for Australian dollars expressed in United States dollars per A$1.00. On May 20, 1997, the closing exchange rate was US$.77 per A$1.00.

                                                                    AT AND FOR THE        AT AND FOR THE
                                                AT AND FOR            SIX MONTHS           THREE MONTHS
                                             THE YEAR ENDING            ENDED                 ENDED
                                                 JUNE 30,            DECEMBER 31,           MARCH 31,
                                            ------------------    ------------------    ------------------
                                              1995      1996        1995      1996        1996      1997
Exchange rate at end of period.............  US$ .71   US$ .79     US$ .74   US$ .79     US$ .78   US$ .78
Average exchange rate during period(1).....      .74       .76         .74       .79         .75       .78
Highest exchange rate during period........      .78       .80         .77       .82         .78       .80
Lowest exchange rate during period.........      .71       .71         .71       .77         .73       .76

---------------

(1) The average of the daily closing exchange rates during the applicable period.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Holders of Series A Notes are urged to read this Prospectus in its entirety before exchanging their Series A Notes for Series B Notes. Continental Global Group, Inc. (the "Company") is a recently-formed holding company, the principal assets of which consist of the capital stock of its direct subsidiaries, Continental Conveyor & Equipment Company ("Continental") and Goodman Conveyor Company ("Goodman"), and, indirectly, the capital stock of BCE, an Australian conveyor, engineering and materials handling equipment holding company. See "The Company." Unless the context indicates or otherwise requires, references in this Prospectus to the "Company" are to Continental Global Group, Inc. and its subsidiaries on a consolidated basis. The source of all factual information and forecasts regarding the coal industry is the United States Department of Energy, Energy Information Administration. Unless otherwise indicated, references in this Prospectus to "$" or "dollars" are to United States dollars and references to "Conveyor Equipment" mean equipment and services of the type described in "Business-- Products and Markets." Unless otherwise indicated, pro forma information in this Prospectus gives effect to the Series A Notes Offering (as defined), the application of the net proceeds therefrom, the BCE Acquisition (as defined) and the Hewitt-Robins Acquisition (as defined).


                                  THE COMPANY

     The Company believes it is a leading international manufacturer and supplier of Conveyor Equipment for use in the coal mining industry. Based on 1996 pro forma net sales, the Company estimates it has approximately a 40% share of the United States market for idlers used in aboveground Conveyor Equipment applications and a significantly higher share of the United States underground coal mining Conveyor Equipment market. In addition, the Company believes it has a significant share of the Australian underground coal mining Conveyor Equipment market. The Company supplies 18 of the top 25 coal producers in the United States with its products, which include substantially all of the components required to transport coal by conveyor from the coalface to the surface. The Company also provides design and engineering assistance and upgrade and maintenance services with respect to Conveyor Equipment. Approximately 25% of the Company's pro forma net sales in 1996 were derived from the sale of replacement components. The Company has also utilized its technical knowledge and engineering capabilities to expand its customer base to include producers of rock and aggregate products, metals and minerals mining companies, tunneling firms and other industrial concerns. Sales to such customers comprised approximately 22% of the Company's Conveyor Equipment net sales in 1996. In 1996, the Company had pro forma net sales and Adjusted EBITDA (as defined) of $191.1 million and $22.5 million, respectively.

     The Company benefits from a reputation among its customers for high-quality and reliable Conveyor Equipment products. The Company believes the quality and consistent performance of its products is an important determinant of its customers' selection of Conveyor Equipment because, although conveyors are a relatively small part of the total cost of a mining project, a conveyor system failure can have a disproportionately high impact on customer profitability. As a result of, among other things, its reputation for quality, the Company has developed preferred supplier arrangements with several of the world's largest coal and mineral mining companies. Under these arrangements, the Company supplies substantially all of such customers' Conveyor Equipment needs and customers are assured of enhanced equipment availability. Sales from such arrangements accounted for approximately $45.0 million, or 24%, of the Company's 1996 pro forma net sales.

     The Company believes it is well positioned to continue to benefit from favorable trends in the coal industry worldwide. During the last ten years, coal consumption in the United States has generally experienced steady annual growth, reaching a record level of 941 million tons in 1995, the most recent year for which data are available. This steady growth in coal consumption is attributable to similar growth in the demand for electricity over such period and to the fact that in excess of 85% of domestic coal consumption is by the electric utility industry. Given coal's status as a relatively inexpensive and abundant resource for the production of electricity, domestically produced coal is expected to continue to play a significant role in production of electricity in the future. Historically, the volume of coal imported into the United States has not represented more than approximately 1% of domestic coal production. The Company believes the costs of transporting coal and the abundance of domestic coal reserves will continue to limit the level of coal imports in the future. In addition, the Company believes it will benefit from the increasing use of longwall mining in the coal mining industry, which accounted for 45% of domestic underground coal production in 1995 as compared to 27% in 1983. Longwall mining yields higher production of coal than conventional mining techniques, but also requires the use of more efficient and reliable high-load Conveyor Equipment of the type manufactured by the Company. The Company believes it has a significant share of the United States Conveyor Equipment market for longwall mining due to, among other things, its technological innovation and the reliability of its products. See "Business--Coal Industry."


     Based upon information published by the United States Department of Energy, Energy Information Administration, through 2015, worldwide coal consumption is projected to grow at a faster rate than coal consumption in the United States. By 2015, worldwide coal consumption is projected to reach 7.5 billion tons, an increase of approximately 50% from 1993 worldwide consumption levels. This forecasted increase is due principally to projected increases in demand for electricity in the newly industrialized countries of the Pacific Rim as a result of anticipated rapid economic growth in that region. Much of the increase in demand for coal is forecasted to be satisfied by increased production in Australia. Coal production in Australia is projected to grow at a compound annual growth rate of 2.8% through 2015, due primarily to its large coal reserves and its position as the world's largest coal exporter, with exports principally to Japan. Australia accounted for approximately 33% of world coal exports in 1993 and its coal exports are projected to grow from 142 million tons in 1993 to 260 million tons in 2015. The Company's recent acquisition of BCE significantly expands its presence in Australia and improves its ability to serve this high-growth region.


COMPETITIVE STRENGTHS

     The Company believes its strong competitive position in Conveyor Equipment is attributable to a number of factors, including:

- Broad Product Line Permits One-Stop Shopping. The Company's broad array of products enables it to supply substantially all of the Conveyor Equipment needs of its customers in the coal mining industry. Furthermore, the Company can provide integrated system solutions for underground mining utilizing computerized in-house "dynamic analysis" capabilities, thereby enabling it to develop customized equipment solutions while eliminating much of the engineering cost involved in integrating components from different vendors and enhancing customer productivity, safety and belt maintenance. The Company believes that its ability to provide such a range of products and services is a critical determinant in establishing preferred supplier arrangements with customers.

- Significant Installed Equipment Base. The Company believes its significant installed base of Conveyor Equipment is a key factor in obtaining orders for higher margin replacement components, which represented approximately 25% of 1996 pro forma net sales. This is principally because, once a supplier is established in an underground mine, it is time-consuming and expensive for a customer to switch to a competitor's product. In addition, underground mining customers frequently use a single vendor for all of their Conveyor Equipment needs.

- Technology and Quality Enhance Customer Productivity. The Company believes its Conveyor Equipment product development has contributed to overall productivity gains being sought by its customers. The Company employs over 70 engineers dedicated to customer-focused, productivity-enhancing, product and application development. Through its use of dynamic analysis and technological innovation, the Company has developed (i) the largest and some of the most technically demanding Conveyor Equipment applications in the United States, including an approximately four-mile underground mine conveyor and an approximately nine-mile tunnel-waste material conveyor and (ii) the High Angle Conveyor (HAC(R)), which permits the use of a conveyor in applications where higher-cost transportation alternatives, such as trucks, would otherwise be required. In an independent study of Conveyor Equipment products conducted in 1994, the Company's products had the highest ratings for product reliability and performance. In addition, the Company believes that the high availability rate, or "uptime," of its products in its customers' operations promotes customer loyalty and is a substantial factor in generating business from new and existing customers.

- Low Cost Due to Economies of Scale. The Company believes its market share enables it to achieve enhanced margins due to economies of scale in manufacturing and better fixed cost absorption.

- Experienced Management Team. The Company's senior managers, who have an average of over 20 years of experience in the Conveyor Equipment industry, have developed strong relationships with the Company's customers and have introduced significant new products to increase customer productivity.

BUSINESS STRATEGY

     The Company's business strategy is to continue to increase its market share in the international Conveyor Equipment market. To implement this strategy, the Company will:

- Increase Market Share Through Extending Preferred Supplier Arrangements. The Company seeks to enter into additional preferred supplier arrangements with new and existing customers, emphasizing the benefits of (i) its broad product range, (ii) the quality and reliability of its products, (iii) its ability to offer productivity-enhancing engineered solutions and (iv) its ability to serve such customers' Conveyor Equipment needs in designated geographic regions.

- Increase Market Share In Related Conveyor Applications. The Company seeks to expand its existing market share in Conveyor Equipment products for applications in specific industries, including: aggregates, such as rock, gravel, glass and cement materials; pulp, paper and forest products; aboveground hard rock and mineral mining; food and grains; environmental, sewage and waste water treatment; and tunneling. The Company believes it can continue to grow in these sectors by providing customers with products that lower maintenance and operating costs and improve productivity.

- Increase Market Share Through Product Line Extensions and Geographic Expansion. The international Conveyor Equipment market remains highly fragmented with many specialized manufacturers serving numerous market niches. The Company believes that many of these companies lack the capital resources, marketing network and depth of management to fully exploit their competitive positions. The Company will continue to search for strategic acquisitions that will allow it to fulfill substantially all of the Conveyor Equipment needs of new and existing customers or expand its technological capabilities. In addition, the Company seeks to expand its geographic reach through acquisitions that allow it to (i) enter into further global preferred supplier arrangements and (ii) exploit favorable trends in coal production and consumption outside the United States.

ACQUISITIONS

     In January 1997, the Company acquired BCE, which, through its subsidiaries, is a major manufacturer and supplier of Conveyor Equipment in Australia (the "BCE Acquisition"). The BCE Acquisition has further broadened the Company's product line with large ball bearing idler rollers preferred by certain equipment users and not previously offered by the Company. In addition, the BCE Acquisition has significantly increased the Company's manufacturing, engineering and service capabilities, as well as its customer base, in Australia, enabling the Company to serve Australian and Pacific Rim markets more efficiently and cultivate and/or strengthen relationships with major mining companies that are headquartered or have significant operations in Australia. Based on these factors, the Company believes the BCE Acquisition will strengthen its competitive position in the high-growth markets of the Pacific Rim and enhance its ability to obtain worldwide preferred supplier arrangements with multinational mining companies. The Company believes that the BCE Acquisition has already helped it to secure approximately $20 million of new business.

     On April 1, 1997, the Company acquired substantially all of the assets of
W. S. Tyler Incorporated's Hewitt-Robins Conveyor Components Division ("Hewitt-Robins"), a United States manufacturer of idlers with net sales in 1996 of $15.1 million (the "Hewitt-Robins Acquisition"). The purchase price for the Hewitt-Robins Acquisition was approximately $12.6 million in cash plus the assumption of approximately $1.1 million of liabilities, subject to a negotiated price adjustment for working capital. See "Business--Acquisitions."

     In addition, the Company presently is in discussions with other potential acquisition candidates. There can be no assurance that the Company will be able to identify other desirable acquisition candidates or that the Company will be successful in consummating any acquisition on terms favorable to the Company, if at all. See "Risk Factors--Risks Attendant to Acquisition Strategy."

COMPANY ORGANIZATION

     The Company is a recently-formed holding company organized under the Delaware General Corporation Law for the purpose of owning all of the capital stock of two operating companies, Continental and Goodman, each of which is a Delaware corporation and each of which is a Subsidiary Guarantor with respect to the Senior Notes. The Company also owns indirectly all of the capital stock of:
(i) two Australian holding companies, Continental Conveyor & Equipment Pty. Ltd. ("CCE Pty. Ltd.") and BCE; and (ii) five Australian operating companies, Continental ACE Pty. Ltd., Continental ACE Services Pty. Ltd., Continental ACE Components Pty. Ltd., A. Crane Pty. Ltd. and Continental Control Systems Pty. Ltd. (formerly known as Ringway Pty. Ltd.) (such operating companies are collectively, the "BCE Subsidiaries"). The Company conducts all of its operations through Continental, Goodman and the BCE Subsidiaries.

                                 *     *     *

     The principal executive offices of the Company and Continental are located at 438 Industrial Drive, Winfield, Alabama 35594 and their telephone number is
(205) 487-6492. The principal executive offices of Goodman are located at Route 178, South, P.O. Box 866, Belton, South Carolina 29627 and its telephone number is (864) 338-7793.

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER............   The Company is offering to exchange $1,000
                                 principal amount of Series B Notes for each $1,000 principal amount of Series A Notes validly tendered pursuant to the Exchange
                                 Offer. As of the date hereof, there is $120 million aggregate principal amount of Series A
                                 Notes outstanding. The Company will issue the Series B Notes to tendering holders of Series A
                                 Notes promptly after the Expiration Date. See
                                 "The Exchange Offer--Background" and
                                 "--General."

REGISTRATION RIGHTS
  AGREEMENT...................   The Series A Notes were issued and sold by the
                                 Company to Donaldson, Lufkin and Jenrette
                                 Securities Corporation, the initial purchaser of the Series A Notes (the "Initial
                                 Purchaser"), on April 1, 1997 pursuant to a Purchase Agreement (the "Purchase Agreement") dated as of March 26, 1997 by and among the Company, the Subsidiary Guarantors and the Initial Purchaser (the "Series A Notes
                                 Offering"). Pursuant to the Purchase Agreement, the Company, the Subsidiary Guarantors and the Initial Purchaser entered into a Registration
                                 Rights Agreement dated as of April 1, 1997 (the
                                 "Registration Rights Agreement") which grants the holders of the Series A Notes registration and exchange rights, certain of which terminate upon the consummation of the Exchange Offer.
                                 The Exchange Offer is intended to satisfy certain obligations of the Company and the Subsidiary Guarantors under the Registration
                                 Rights Agreement. See "The Exchange Offer" and
                                 "Description of Senior Notes--Registration
                                 Rights; Liquidated Damages."

EXPIRATION DATE...............   The Exchange Offer will expire at 5:00 p.m.,
                                 New York City time, on             , 1997,
                                 unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange
                                 Offer is extended. See "The Exchange
                                 Offer--Expiration Date; Delay, Extension,
                                 Amendment, and Termination."

ACCRUED INTEREST ON THE SERIES
  B NOTES AND SERIES A NOTES..   The Series B Notes will bear interest from
                                 April 1, 1997. Holders of Series A Notes whose
                                 Series A Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on such Series A Notes.
                                 See "The Exchange Offer--Interest on the Series
                                 B Notes."

CONDITIONS TO THE EXCHANGE
  OFFER.......................   The Exchange Offer is subject to certain
                                 customary conditions which may be waived by the Company. The conditions are limited and relate in general to proceedings which have been instituted or laws which have been adopted that might impair the ability of the Company to proceed with the Exchange Offer. As of the date of this Prospectus, none of these events has occurred, and the Company believes their occurrence to be unlikely. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Series A Notes being tendered for exchange. See "The Exchange
                                 Offer--Conditions."

PROCEDURES FOR TENDERING
  SERIES A NOTES..............   Each holder of Series A Notes wishing to accept
                                 the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Series A
                                 Notes to be exchanged and any other required documentation to the Exchange Agent (as defined) at the address set forth herein and therein by 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange
                                 Offer--Procedures for Tendering." By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) it is not an "affiliate," as defined under Rule 405 of the Securities Act, of the Company, (ii) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Series B
                                 Notes, and (iii) it is acquiring the Series B
                                 Notes in the ordinary course of business. See
                                 "The Exchange Offer--Procedures for Tendering."

SPECIAL PROCEDURES FOR
  BENEFICIAL OWNERS...........   Any beneficial owner whose Series A Notes are
                                 registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender the Series A Notes on such beneficial owner's behalf. See "The Exchange Offer--Procedures for
                                 Tendering."

GUARANTEED DELIVERY
  PROCEDURES..................   Holders of Series A Notes who wish to tender
                                 their Series A Notes and whose Series A Notes are not immediately available or who cannot deliver their Series A Notes and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration
                                 Date may tender their Series A Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery
                                 Procedures."

ACCEPTANCE OF SERIES A NOTES
  AND DELIVERY OF SERIES
  B NOTES.....................   Subject to the satisfaction or waiver of the
                                 conditions of the Exchange Offer, the Company will accept for exchange any and all Series A
                                 Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York
                                 City time, on the Expiration Date. The Series B
                                 Notes issued pursuant to the Exchange Offer will be delivered on the earliest practicable date after the Expiration Date. See "The
                                 Exchange Offer--General."

WITHDRAWAL RIGHTS.............   Tenders of Series A Notes may be withdrawn at
                                 any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange
                                 Offer--Withdrawal of Tenders."

CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS..............   For a discussion of certain federal income tax
                                 considerations relating to the exchange of the Series B Notes for the Series A Notes, see
                                 "Certain Federal Income Tax Considerations."

EXCHANGE AGENT................   Norwest Bank Minnesota, National Association is
                                 serving as the
                                 exchange agent (the "Exchange Agent") in connection with the Exchange Offer. See "The
                                 Exchange Offer--Exchange Agent."

                               THE SERIES B NOTES

     The Series B Notes will be obligations of the Company evidencing the same indebtedness as the Series A Notes for which they are exchanged, and will be entitled to the benefit of the same Indenture. The form and terms of the Series B Notes are the same as the form and terms of the Series A Notes, except that the Series B Notes have been registered under the Securities Act and the holders of the Series B Notes will not be entitled to the benefit of certain registration and exchange rights granted to the holders of the Series A Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. See "The Exchange Offer" and "Description of Senior Notes."

MATURITY DATE.................   April 1, 2007.

INTEREST......................   The Series B Notes will bear interest at a rate
                                 of 11% per annum, payable semiannually in cash in arrears on each April 1 and October 1, commencing October 1, 1997. See "The Exchange
                                 Offer--Interest on the Series B Notes" and
                                 "Description of Senior Notes--Principal,
                                 Maturity and Interest."

OPTIONAL REDEMPTION...........   At any time on or after April 1, 2002, the
                                 Series B Notes will be redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated
                                 Damages, if any, to the date of redemption.
                                 Notwithstanding the foregoing, at any time prior to April 1, 2000, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the Senior Notes with the net proceeds of one or more offerings of common stock of the Company at a redemption price equal to 110% of the principal amount thereof, plus accrued and unpaid interest and Liquidated
                                 Damages, if any, to the date of redemption;
                                 provided, that, after any such redemption, 66 2/3% of the original aggregate principal amount of the Senior Notes remains outstanding.
                                 See "Description of Senior Notes--Optional
                                 Redemption."

CHANGE OF CONTROL.............   Upon the occurrence of a Change of Control (as
                                 defined), the Company will be required to offer to purchase the Series B Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. See "Description of Senior Notes--Repurchase at the Option of Holders--Change of Control."

SUBSIDIARY GUARANTEES.........   The Series B Notes will be jointly and
                                 severally guaranteed (the "Subsidiary
                                 Guarantees"), by each direct and indirect
                                 Subsidiary of the Company (other than Foreign
                                 Subsidiaries) existing on the closing date of the Exchange Offer and by certain other
                                 Subsidiaries of the Company formed or acquired thereafter (the "Subsidiary Guarantors"). The
                                 Subsidiary Guarantors' liability under the
                                 Subsidiary Guarantees will be limited as described herein and the Subsidiary Guarantees will be automatically released in connection with certain asset sales and dispositions. See
                                 "Description of Senior Notes--Subsidiary
                                 Guarantees."

RANKING.......................   The Series B Notes will be senior unsecured
                                 obligations of the Company, and will rank pari passu in right of payment with all current and future unsecured senior indebtedness of the Company and senior to all subordinated indebtedness of the Company. The Subsidiary
                                 Guarantees will be senior unsecured obligations of the Subsidiary Guarantors and will rank pari passu in right of payment with all current and future unsecured senior indebtedness of the Subsidiary Guarantors and senior to all subordinated indebtedness of the Subsidiary
                                 Guarantors. Certain of the Company's
                                 Subsidiaries are parties to the Revolving
                                 Credit Facility and all obligations thereunder are secured by a first priority lien on substantially all of the assets of such Subsidiaries. BCE is a party to the Australian
                                 Revolving Credit Facility and all obligations thereunder are secured by a first priority lien on substantially all of the assets of the BCE
                                 Subsidiaries. As a Foreign Subsidiary, BCE is not a Subsidiary Guarantor. On a pro forma basis, as of March 31, 1997, after giving effect to (i) the Series A Notes Offering, (ii) the application of the net proceeds therefrom,
                                 (iii) the BCE Acquisition and (iv) the
                                 Hewitt-Robins Acquisition, the aggregate principal amount of secured indebtedness of the Company, secured indebtedness of the Subsidiary
                                 Guarantors and indebtedness of the Company's
                                 Foreign Subsidiaries which would have
                                 effectively ranked senior to the Series B Notes would have been approximately $5.9 million. In addition, on a pro forma basis as of March 31, 1997 the Company would have had an aggregate undrawn availability under the Revolving Credit
                                 Facility and the Australian Revolving Credit
                                 Facility of approximately $34.1 million which, if drawn, would effectively rank senior to the Series B Notes. The Indenture will permit the
                                 Company and its Subsidiaries to incur
                                 additional indebtedness, including secured indebtedness, subject to certain limitations.
                                 See "Description of Senior Notes--General."

CERTAIN COVENANTS.............   The Indenture contains certain covenants that,
                                 among other things, limit the ability of the Company and its Subsidiaries (i) to pay dividends and make other Restricted Payments
                                 (as defined) or investments, (ii) to incur additional indebtedness, (iii) to enter into transactions with Affiliates (as defined), (iv) to merge or consolidate with any other entity,
                                 (v) to transfer all or substantially all of their assets and (vi) to incur certain liens.
                                 In addition, under certain circumstances, the Company will be required to offer to purchase
                                 Series B Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase with the proceeds of certain Asset Sales (as defined). See
                                 "Description of Senior Notes--Certain
                                 Covenants."

RESALES.......................   Based on an interpretation by the staff of the
                                 Commission set forth in no-action letters issued to third parties, the Company believes that the Series B Notes issued pursuant to this Exchange Offer in exchange for Series A Notes may be offered for resale, resold and otherwise transferred by a holder thereof
                                 (other than (i) a broker-dealer that purchases such Series B Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or
                                 (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the Series B Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Series B Notes. See
                                 Morgan Stanley & Co. Incorporated, SEC
                                 No-Action Letter (available June 5, 1991) and
                                 Exxon Capital Holdings Corporation, SEC
                                 No-Action Letter (available May 13, 1988). Each broker-dealer that receives the Series B Notes for its own account in exchange for the Series
                                 A Notes, where such Series A Notes were
                                 acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. The Company has agreed to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 120 days after consummation of the Exchange Offer. See "The
                                 Exchange Offer--Resale of the Series B Notes" and "Plan of Distribution."

                                  RISK FACTORS

     For a discussion of certain factors that should be considered by holders of the Series A Notes and by prospective investors in connection with an investment in the Series B Notes, see "Risk Factors."

            SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following table presents summary unaudited pro forma consolidated financial data of the Company. The unaudited pro forma consolidated financial data give effect to the Series A Notes Offering on April 1, 1997, the application of the net proceeds therefrom, the BCE Acquisition on January 7, 1997 and the Hewitt-Robins Acquisition on April 1, 1997, as if such transactions had taken place on January 1, 1996, with respect to the Income Statement Data and Other Data for the year ended December 31, 1996; as if the Series A Notes Offering and the application of the net proceeds therefrom and the Hewitt-Robins Acquisition had occurred on January 1, 1997, with respect to the Income Statement Data and Other Data for the three months ended March 31, 1997, and March 31, 1997, with respect to the Balance Sheet Data. The pro forma data do not purport to represent what the consolidated results of operations or consolidated financial position of the Company would have been had the Series A Notes Offering, the application of the net proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition actually occurred at the beginning of the relevant period, and do not purport to project the consolidated financial position or the consolidated results of operations of the Company for the current year or any future date or period. The summary financial data set forth below should be read in conjunction with "Selected Historical and Pro Forma Financial Data," "Unaudited Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company, the Consolidated Financial Statements of BCE and the Financial Statements of Hewitt-Robins and the related notes thereto included elsewhere in this Prospectus.

                                                                   YEAR ENDED     THREE MONTHS
                                                                  DECEMBER 31,    ENDED MARCH
                                                                      1996          31, 1997
                                                                  ------------    ------------
                                                                         (IN THOUSANDS)
INCOME STATEMENT DATA:
  Net sales....................................................     $191,143        $ 50,809
  Gross profit.................................................       42,462          10,553
  Operating income.............................................       19,697           4,605
  Total interest expense.......................................       14,111           3,527
  Income before income taxes and extraordinary item............        5,376           1,029
OTHER DATA:
  Adjusted EBITDA(1)...........................................     $ 22,497        $  5,356
  Depreciation and amortization................................        2,800             751
  Capital expenditures.........................................        1,549           2,654
  Cash interest expense(2).....................................       13,631           3,407
  Ratio of Adjusted EBITDA to cash interest expense(1).........          1.7x            1.6x
  Ratio of net debt to Adjusted EBITDA(1)(3)...................          4.4             4.6

                                                                        AS OF MARCH 31,
                                                                             1997
                                                                  ---------------------------
BALANCE SHEET DATA:
  Cash and cash equivalents....................................            $  27,780
  Total assets.................................................              118,250
  Long-term debt, including current portion....................              125,909
  Stockholder's equity (deficit)...............................              (37,371)

---------------

(1) Adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization and miscellaneous expense (income) and gives effect, on a pro forma basis, to $1,184 and $282 in management fees for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively, to be paid pursuant to the Management Agreement (as defined). See "Related Transactions--Management Agreement." Adjusted EBITDA and related ratios have been included because the Company uses them as one means of analyzing its ability to service its debt, the Company's lenders use them for the purpose of analyzing the Company's performance with respect to the credit agreement and the Indenture and the Company understands that they are used by certain investors as measures of a Company's historical ability to service debt. However, holders tendering Series A Notes in the Exchange Offer should consider the following factors in evaluating such measures: Adjusted EBITDA and related measures (i) should not be considered in isolation, (ii) are not measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), (iii) should not be construed as alternatives or substitutes for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows (in each case, as determined in accordance with GAAP) and (iv) should not be used solely as indicators of the Company's operating performance, measures of its liquidity or ability to meet all cash needs. Additionally, because all companies do not calculate Adjusted EBITDA and related measures in a uniform fashion, the calculations presented in this Prospectus may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is calculated as follows:

                                                           YEAR ENDED       THREE MONTHS
                                                          DECEMBER 31,     ENDED MARCH 31,
                                                              1996              1997
                                                          ------------     ---------------
        Net income......................................    $  3,172           $   520
        Interest expense................................      14,111             3,527
        Income taxes....................................       2,204               509
        Depreciation and amortization...................       2,800               751
        Miscellaneous expense...........................         210                49
                                                             -------            ------
        Adjusted EBITDA.................................    $ 22,497           $ 5,356

(2) Cash interest expense excludes non-cash amortization of financing fees.
(3) Net debt represents total long-term debt, including current portion, net of cash.

                                  RISK FACTORS

     Holders of Series A Notes should consider carefully the risk factors set forth below, as well as the other information set forth in this Prospectus.

     This Prospectus contains statements which constitute forward-looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, primarily with respect to the future operating performance of the Company or related industry developments. Holders of Series A Notes are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ from those described in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. The information contained in this Prospectus, including without limitation the information set forth below and the information under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," identifies important factors that could cause such differences.

LEVERAGE AND DEBT SERVICE REQUIREMENTS

     The Company has substantial indebtedness and significant debt service obligations. As of March 31, 1997, on a pro forma basis after giving effect to the Series A Notes Offering, the application of the net proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition, the Company would have had total long-term indebtedness, including current maturities, of $125.9 million and a stockholder's deficit of $37.4 million. The Indenture permits the Company and its Subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Capitalization" and "Description of Senior Notes--Certain Covenants." As of December 31, 1996, on a pro forma basis, after giving effect to the Series A Notes Offering, the application of the net proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition, the Company would have had a ratio of earnings to fixed charges of 1.4.

     The Company's high degree of leverage could have important consequences to the holders of the Series B Notes including, without limitation, (i) a substantial portion of the Company's cash provided from operations will be committed to the payment of debt service and will not be available to the Company for other purposes, (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited and (iii) the Company's levels of indebtedness may limit the Company's flexibility in reacting to changes in its business environment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Certain Indebtedness" and "Description of Senior Notes."

     The Company's ability to pay principal and interest on the Series B Notes and to satisfy its other debt obligations will depend upon the future operating performance of its Subsidiaries, which will be affected by prevailing economic conditions in the markets they serve and financial, business and other factors, certain of which are beyond their control, as well as the availability of borrowings under the Revolving Credit Facility, the Australian Revolving Credit Facility or successor facilities. The Company may be required to refinance all or a portion of its existing indebtedness at or prior to maturity, including the Series B Notes, or sell assets or seek to raise additional equity capital. No assurance can be given that any such debt or equity financing will be available to the Company on acceptable terms, if at all.

HOLDING COMPANY STRUCTURE; RANK OF SERIES B NOTES

     The Company is a holding company that conducts all of its operations exclusively through its Subsidiaries. The Company's only significant assets are the capital stock of its wholly owned Subsidiaries, Continental and Goodman, and indirectly the capital stock of CCE Pty. Ltd., BCE and the BCE Subsidiaries. As a holding company, the Company is dependent on dividends or other distributions of funds from its Subsidiaries to meet the Company's debt service and other obligations, including its obligations under the Series B Notes. The Revolving Credit Facility and all obligations thereunder are secured by a first priority lien on substantially all of the assets of the Company's Subsidiaries (other than the Company's Foreign

Subsidiaries) and thus the Series B Notes will be effectively subordinated to all indebtedness under the Revolving Credit Facility. The Australian Revolving Credit Facility is secured by a first priority lien on substantially all of the assets of the BCE Subsidiaries and thus the Series B Notes will be effectively subordinated to all indebtedness under the Australian Revolving Credit Facility. In addition, the Australian Seller Notes (as defined), which are guaranteed by Continental, are secured by a second priority lien on substantially all of the assets of BCE and the BCE Subsidiaries. See "Description of Certain Indebtedness." The Company's obligations under the Series B Notes will be jointly and severally guaranteed by the Subsidiary Guarantors. The Series B Notes will not, subject to certain exceptions, be guaranteed by the Company's Foreign Subsidiaries and will be effectively subordinated to all current and future indebtedness of such Foreign Subsidiaries. The Indenture will restrict, but not prohibit, the incurrence of indebtedness by Foreign Subsidiaries.

     As of March 31, 1997, on a pro forma basis after giving effect to the Series A Notes Offering, the application of the net proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition, the aggregate principal amount of secured indebtedness of the Company, secured indebtedness of the Subsidiary Guarantors and indebtedness of the Company's Foreign Subsidiaries which would have effectively ranked senior to the Series B Notes would have been approximately $5.9 million. In addition, on a pro forma basis as of March 31, 1997 the Company would have had aggregate undrawn availability under the Revolving Credit Facility and the Australian Revolving Credit Facility of approximately $34.1 million which, if drawn, would effectively rank senior to the Series B Notes.

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     The Company's net sales and operating results could fluctuate significantly from period to period. The Company's net sales historically have fluctuated by as much as $15 million from year to year, after adjusting for acquisitions. Given the relatively large sales price of the Company's contracts, a limited number of contracts may account for a substantial portion of net sales in any particular period. Because the Company generally recognizes net sales upon the completion of a contract, the timing of a small number of contracts in any particular quarter or year may adversely affect operating results. In addition, net sales and gross profit may fluctuate due to the size of contracts and the requirements of each contract. The Company generally realizes a higher gross margin on sales of products under privately negotiated agreements. As a result of these and other factors, the Company could experience significant fluctuations in net sales and operating results in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE UPON SIGNIFICANT CUSTOMERS


     For the calendar year 1996, the Company's pro forma net sales to A.T. Massey Group constituted approximately 12.4% of the Company's total pro forma net sales and pro forma net sales to the Cyprus Amax Group constituted approximately 8.0% of total pro forma net sales. For the calendar years 1995 and 1994, net sales to A.T. Massey Group constituted approximately 13.9% and 6.1% of total net sales, respectively, and net sales to the Cyprus Amax Group constituted approximately 7.6% and 4.7% of total net sales, respectively. Pro forma net sales to the Company's top five Conveyor Equipment customers (A.T. Massey, Cyprus Amax, Consolidation Coal Group, Drummond Coal and United Central Industrial Supplies) represented approximately 26.1% of the Company's total pro forma net sales for 1996. Although the Company has preferred supplier arrangements with A.T. Massey, Cyprus Amax, and other of its major customers pursuant to which the Company and such customers effectively operate on a long-term basis, such arrangements generally are not governed by long-term contracts and may be terminated at any time. A substantial portion of the Company's sales is on a project-by-project basis. The loss of the business from any of the top five customers, or a significant decrease or interruption in the business from A.T. Massey or Cyprus Amax, could have a material adverse effect upon the results of operations and financial condition of the Company. See "Business--Customers."

SIGNIFICANCE OF COAL MINING INDUSTRY TO THE COMPANY

     Approximately 60% of the business of the Company is comprised of the manufacture and sale of conveyor systems and components to companies engaged in underground and surface mining of coal at various locations throughout the world. Accordingly, the results of operations and financial condition of the Company may be materially affected by regional or worldwide developments in the coal mining industry, including the risks and hazards that are inherent in such industry. Specific factors that may cause coal production levels to fluctuate include operational and geological factors related to available mine reserves and the ease or difficulty of mining such reserves, severe weather, mechanical equipment performance, effects of compliance with environmental, occupational safety and other applicable regulations, together with labor situations.

     Labor stoppages can have a particularly significant and broad-based effect upon the coal industry. The last significant labor stoppage in the United States occurred in 1993 and adversely affected the results of operations of the Company. The national union contract resulting from that labor stoppage is subject to expiration in 1998 and may, by its terms, be reopened during 1997 in order to renegotiate specific matters.

     In addition, a significant portion of worldwide coal production is utilized by electric utilities and thus the demand for coal is highly dependent upon the demand for electricity, which in turn depends to a large extent upon the level of economic activity. The demand by electric utilities for coal also is related to the availability and cost in any given location of alternative sources of energy, such as natural gas, oil or nuclear power. See "Business--Coal Industry."

INTERNATIONAL OPERATIONS

     As a result of the BCE Acquisition, the Company has significant operations in Australia and revenues derived from foreign markets are expected to increase in the future. During the year ended December 31, 1996, $41.0 million of the Company's pro forma net sales were generated outside the United States, representing approximately 23.3% of the Company's total pro forma net sales during the period, without giving effect to the Hewitt-Robins Acquisition.

     The value of the Company's foreign sales and earnings varies with currency exchange rate fluctuations. Changes in currency exchange rates could have an adverse effect upon the Company's results of operations, which in turn could adversely affect the Company's ability to meet its interest and principal obligations on its indebtedness, including the Series B Notes. The Company does not engage in hedging activities or invest in derivative financial instruments to address risks inherent in exchange rate fluctuations. Furthermore, international manufacturing and sales are subject to other inherent risks including labor unrest, political instability, restrictions on transfer of funds, export duties and quotas, domestic and foreign customs and tariffs, current and changing regulatory environments, difficulty in obtaining distribution and support and potentially adverse tax consequences. There can be no assurance that these factors will not have a material adverse effect on the Company's international operations or sales or upon its financial condition and results of operations.

CONTROL BY PRINCIPAL STOCKHOLDER

     The Company is a wholly owned subsidiary of NES Group, Inc., all of the capital stock of which is beneficially owned by Robert J. Tomsich. Due to his control of NES Group, Inc., Mr. Tomsich will be able to control the election of the directors of the Company and to determine the corporate and management policies of the Company, including decisions relating to any mergers or acquisitions of the Company, sales of all or substantially all of the Company's assets and other significant corporate transactions, which transactions may result in a Change of Control under the Indenture. The Company's board of directors is comprised entirely of designees of NES Group, Inc. See "Principal Stockholder."

DEPENDENCE UPON MANAGEMENT PERSONNEL

     The Company's success depends to a significant extent upon its management personnel as well as the management personnel of its operating subsidiaries. The loss of the services of certain of such personnel, specifically, C. Edward Bryant, Jr., President and Chief Executive Officer of Continental, Richard M.

Sickinger, President of Goodman, and Gary Williams, Managing Director of CCE Pty. Ltd, could have a material adverse effect upon a particular operating subsidiary or the Company, or both. As a general matter, the Company does not have long-term employment agreements or noncompete agreements with such management personnel. The Company will be dependent on NESCO, Inc. for certain management oversight services. NESCO, Inc. also provides management oversight services for certain affiliates of the Company, including NES Group, Inc. See "Related Transactions."

RISKS ATTENDANT TO ACQUISITION STRATEGY

     The Company regularly considers the acquisition of other companies engaged in the manufacture and sale of Conveyor Equipment and related businesses. At any given time, the Company may be in various stages of considering such opportunities and presently is in discussions with potential acquisition candidates. Such acquisitions are subject to the negotiation of definitive agreements and to conditions typical in acquisition transactions, certain of which conditions may be beyond the Company's control. There is no assurance that the Company will be able to identify desirable acquisition candidates or will be successful in entering into any definitive agreements with respect to desirable acquisitions. Moreover, even if definitive agreements are entered into, there is no assurance that any future acquisition will thereafter be completed or, if completed, that the anticipated benefits of the acquisition will be realized. The process of integrating acquired operations into the Company's operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development or expansion of the Company's existing operations. Future acquisitions by the Company could result in the incurrence of additional debt and contingent liabilities, which could have a material adverse effect on the Company's financial condition and results of operations.

LABOR RELATIONS

     Approximately 220 of the Company's hourly employees at its production facility in Winfield, Alabama, are covered by a collective bargaining agreement that expires in May 1998, and approximately 100 of the Company's hourly employees at two of its production facilities in Australia are covered by collective bargaining agreements that expire in 1998 and 1999, respectively. Although the Company has not experienced any work stoppages since 1971, there can be no assurances that new collective bargaining agreements, with terms satisfactory to the Company, can be reached upon expiration of the current agreements without a work stoppage. Depending upon its magnitude, a work stoppage could have a material adverse effect upon the Company.

COMPETITION

     Most of the Company's products are sold in highly competitive markets. The Company competes throughout the world with a significant number of companies of varying sizes in a wide variety of markets, on the basis of quality, price, reliability, availability and service. Competitive pressures or other factors could cause the Company to lose market share or could result in significant price erosion, either of which could have a material adverse effect upon the Company's results of operations. Continental and Goodman are operated separately and compete against each other in certain markets. Such competition could have an adverse effect on the Company's overall margins.

PURCHASE OF SERIES B NOTES UPON A CHANGE OF CONTROL

     Upon a Change of Control, the Company is required, subject to certain conditions, to offer to purchase all outstanding Series B Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. The source of funds for any such purchase would be the Company's available cash or cash generated from other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling person. The Revolving Credit Facility prohibits the payment of dividends to the Company for purposes of purchasing Series B Notes upon a Change of Control. A Change of Control likely would constitute an event of default under the Revolving Credit Facility that would permit the lenders to accelerate the debt under such Revolving Credit Facility. In such event, the

Company likely would attempt to refinance the indebtedness outstanding under the Revolving Credit Facility and the Series B Notes. There can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required purchases of Series B Notes tendered and to repay indebtedness under the Revolving Credit Facility. See "Description of Certain Indebtedness--Revolving Credit Facility" and "Description of Senior Notes--Repurchase at the Option of the Holders--Change of Control."

ABSENCE OF A PUBLIC MARKET

     There is no public market for the Series A Notes. The Series B Notes will be new securities for which there is also no public market. The Company does not intend to list the Series B Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. Although the Initial Purchaser has advised the Company that it currently intends to make a market in the Series B Notes, it is not obligated to do so and may discontinue such market making activity at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Series B Notes, the ability of the holders of the Series B Notes to sell their Series B Notes, or the price at which such holders would be able to sell their Series B Notes. Future trading prices of the Series B Notes will depend on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities.

     To the extent that Series A Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Series A Notes could be adversely affected.

CONSEQUENCES OF FAILURE TO EXCHANGE

     The Series A Notes were sold pursuant to an exemption from the registration requirements of the Securities Act and their transfer is subject to certain restrictions under the Securities Act. In general, Series A Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of Series A Notes who do not exchange their Series A Notes for Series B Notes pursuant to the Exchange Offer will continue to be subject to such restrictions on transfer of the Series A Notes. The Company currently does not anticipate that it will register the Series A Notes under the Securities Act.

     The Series B Notes will be issued in exchange for Series A Notes only after timely receipt by the Exchange Agent of such Series A Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Series A Notes desiring to tender such Series A Notes in exchange for Series B Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Series A Notes for exchange. Series A Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any holder of Series A Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Series B Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Series B Notes for its own account in exchange for Series A Notes, where such Series A Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. See "Plan of Distribution." To the extent that Series A Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Series A Notes could be adversely affected. See "The Exchange Offer--Consequences of Failure to Exchange."

FRAUDULENT TRANSFER CONSIDERATIONS

     Under federal or state fraudulent transfer laws, if a court were to find that at the time any of the Senior Notes or Subsidiary Guarantees were issued, the Company or a Subsidiary Guarantor, as the case may be, (i) issued such Senior Notes or Subsidiary Guarantee with the intent of hindering, delaying or defrauding current or future creditors or (ii)(A) received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by such Senior Notes or Subsidiary Guarantee, and (B)(1) was insolvent or was rendered insolvent by reason of the issuance of such Senior Notes or Subsidiary Guarantee, (2) was engaged, or about to engage, in a business or transaction for which its assets were unreasonably small or (3) intended to incur, or believed (or should have believed) it would incur, debts beyond its ability to pay as such debts mature (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes), such court could avoid all or a portion of the Company's or a Subsidiary Guarantor's obligations to the holders of Senior Notes, subordinate the Company's or a Subsidiary Guarantor's obligations to the holders of the Senior Notes to other existing and future indebtedness of the Company or such Subsidiary Guarantor, as the case may be, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the Senior Notes, and take other action detrimental to the holders of the Senior Notes, including in certain circumstances, invalidating the Senior Notes. In that event, there would be no assurance that any repayment on the Senior Notes would ever be recovered by the holders of the Senior Notes.

     The definition of insolvency for purposes of the foregoing considerations varies among jurisdictions depending upon the federal or state law that is being applied in any such proceeding. However, the Company or a Subsidiary Guarantor generally would be considered insolvent at the time it incurs the indebtedness constituting any of the Senior Notes or any Subsidiary Guarantee, as the case may be, if (i) the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability on contingent liabilities) as they become absolute or matured or (ii) it is incurring debts beyond its ability to pay as such debts mature. There can be no assurance as to what standard a court would apply in order to determine whether the Company or a Subsidiary Guarantor was "insolvent" as of the date a Senior Note or Subsidiary Guarantee was issued, or that, regardless of the method of valuation, a court would not determine that the Company or a Subsidiary Guarantor was insolvent on that date. Nor can there be any assurance that a court would not determine, regardless of whether the Company or a Subsidiary Guarantor was insolvent on the date a Senior Note or Subsidiary Guarantee was issued, that the payments constituted fraudulent transfers on another ground. To the extent that proceeds from the sale of Senior Notes are used to repay indebtedness under the Revolving Credit Facility or Australian Revolving Credit Facility, or to make a distribution to a stockholder on account of the ownership of capital stock, a court may find that the Company or a Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by such Senior Notes or any related Subsidiary Guarantee, as the case may be.

                                  THE COMPANY

     The Company is a recently-formed holding company organized under the Delaware General Corporation Law for the purpose of owning all of the capital stock of Continental and Goodman, each of which is also a Delaware corporation. Prior to the formation of the Company, all of the assets and businesses of the Company were owned and operated by Continental Conveyor and Equipment Co. L.P. ("CCEC") and Goodman Conveyor Co. L.P. ("GCC"). CCEC and GCC were both Delaware limited partnerships with NES Group, Inc. as their sole limited partner and Continental Conveyor & Equipment Company and Goodman Conveyor Company (referred to herein as Continental and Goodman, respectively) as their respective general partners. After acquiring all of the capital stock of Continental and Goodman from one of its affiliates, NES Group, Inc. transferred its entire interest in CCEC and GCC to Continental and Goodman, respectively, resulting in the dissolution of the partnerships and the transfer of all assets and liabilities of the partnerships to Continental and Goodman, respectively. NES Group, Inc. then transferred its entire interest in Continental and Goodman to the Company.

     On April 1, 1997, the Company acquired substantially all of the assets of Hewitt-Robins, a United States manufacturer of idlers with net sales in 1996 of $15.1 million. The purchase price for the Hewitt-Robins Acquisition was approximately $12.6 million in cash plus the assumption of approximately $1.1 million of liabilities, subject to a negotiated price adjustment for working capital. See "Business -- Acquisitions."

     In January 1997, through CCE Pty. Ltd., Continental acquired all of the capital stock of BCE. BCE is an Australian holding company that owns 100% of the capital stock of four Australian operating companies: Continental ACE Pty. Ltd., Continental ACE Services Pty. Ltd., Continental ACE Components Pty. Ltd. and A. Crane Pty. Ltd.; and a majority of the capital stock of a fifth Australian operating company, Continental Control Systems Pty. Ltd. (formerly known as Ringway Pty. Ltd.). The remainder of the capital stock of Continental Control Systems Pty. Ltd. was acquired by CCE Pty. Ltd. after the BCE Acquisition.

     In October 1993, the Company acquired substantially all of the assets of Buck Moore Axle Company, a recycled mobile homes axle products business located in Eatonton, Georgia.

     NES Group, Inc., the sole stockholder of the Company, is a Cleveland, Ohio-based holding company with subsidiaries engaged in the manufacture and sale of industrial products, equipment and machinery, the provision of engineering, industrial and computer personnel services and the development and management of real estate.

     The principal executive offices of the Company and Continental are located at 438 Industrial Drive, Winfield, Alabama 35594 and their telephone number is
(205) 487-6492. The principal executive offices of Goodman are located at Route 178, South, P.O. Box 866, Belton, South Carolina 29627 and its telephone number is (864) 338-7793.

                               THE EXCHANGE OFFER

BACKGROUND

     Upon the respective terms and conditions of the Indenture and the Purchase Agreement, the Series A Notes were issued and sold by the Company to the Initial Purchaser on April 1, 1997 (the "Series A Issue Date"). Thereafter, the Series A Notes were resold by the Initial Purchaser to certain purchasers in reliance upon one or more exemptions from the registration requirements of the Securities Act. Pursuant to the Registration Rights Agreement entered into by the Company, the Subsidiary Guarantors and the Initial Purchaser as a condition to the obligations of the Initial Purchaser under the Purchase Agreement, the Company and the Subsidiary Guarantors agreed that, unless the Exchange Offer is not permitted by applicable law, they would (i) cause to be filed with the Commission, on or prior to 60 days after the Series A Issue Date, a Registration Statement under the Securities Act relating to the Series B Notes, (ii) use their reasonable best efforts to cause the Registration Statement to become effective at the earliest possible time, but in no event later than 150 days after the Series A Issue Date and (iii) upon effectiveness of the Registration Statement, commence the Exchange Offer, maintain the effectiveness of the Registration Statement for at least 20 business days (or a longer period if required by law) and deliver to the Exchange Agent Series B Notes in the same aggregate principal amount as the Series A Notes that were tendered by the holders thereof pursuant to the Exchange Offer. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Registration Statement of which this Prospectus is a part is intended to satisfy certain of the obligations of the Company and the Subsidiary Guarantors under the Registration Rights Agreement and the Purchase Agreement.

GENERAL

     This Prospectus, together with the Letter of Transmittal, is being sent to all beneficial owners of Series A Notes who are known to the Company as of the date hereof. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Series A Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Series B Notes in exchange for each $1,000 principal amount of outstanding Series A Notes accepted in the Exchange Offer. Holders may tender some or all of their Series A Notes pursuant to the Exchange Offer, but Series A Notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Series B Notes are the same as the form and terms of the Series A Notes, except that the Series B Notes have been registered under the Securities Act and holders of the Series B Notes will not be entitled to certain registration and exchange rights granted to the holders of the Series A Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Series B Notes will evidence the same debt as the Series A Notes for which they are exchanged and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Series A Notes, such that both series will be treated as a single class of debt securities under the Indenture.

     As of the date of this Prospectus, $120 million aggregate principal amount of the Series A Notes are outstanding and registered in the name of Cede & Co., as nominee for the Depository Trust Company ("DTC"). Only a registered holder of the Series A Notes, as reflected on the records of the Trustee under the Indenture, or such holder's legal representative or attorney-in-fact (including any beneficial owner of Series A Notes that obtains a properly completed bond power and proxy from the registered holder of such Series A Notes), may participate in the Exchange Offer. There will be no fixed record date for determining registered holders of the Series A Notes entitled to participate in the Exchange Offer.

     Holders of the Series A Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Series A Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Series A Notes for the purposes of receiving the Series B Notes from the Company and delivering Series B Notes to such holders. If any tendered Series A Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Series A Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged Series A Notes will be returned without expense to the tendering holder thereof (or, in the case of Series A Notes tendered by book-entry transfer into the Exchange Agent's account at DTC pursuant to the book-entry transfer procedures described below, such Series A Notes will be credited to an account maintained with DTC) as promptly as practicable after the Expiration Date.

     Holders of Series A Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Series A Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below in connection with the Exchange Offer. See "--Fees and Expenses."

     The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to bear the expenses of the Exchange Offer pursuant to the Registration Rights Agreement. No underwriter is being used in connection with the Exchange Offer.

EXPIRATION DATE; DELAY, EXTENSION, AMENDMENT AND TERMINATION

     The term "Expiration Date" shall mean the expiration date set forth on the cover page of this Prospectus, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Series A Notes, (ii) to extend the Exchange Offer, (iii) to amend the terms of the Exchange Offer or (iv) to terminate the Exchange Offer. However, in all cases, the Exchange Offer will remain open for at least 20 business days and, in the event the Company decreases the percentage of Series A Notes being sought, the Exchange Offer will remain open for at least ten business days from the date notice of such decrease is first published or sent or given to the holders of the Series A Notes. Any delay, extension, amendment or termination will be followed as promptly as practicable by oral or written notice to the Exchange Agent and a public announcement thereof. In the case of an extension, such public announcement shall include disclosure of the approximate number of Series A Notes deposited to date and shall be made prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make a public announcement of any extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE SERIES B NOTES

     The Series B Notes will bear interest from April 1, 1997, payable semiannually on April 1 and October 1 of each year, commencing October 1, 1997, at the rate of 11% per annum. Holders of Series A Notes whose Series A Notes are accepted for exchange will receive interest, as interest on the Series B Notes, accrued from the Series A Issue Date and will be deemed to have waived the right to receive interest accrued on the Series A Notes.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder of Series A Notes must properly complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent. In addition, either (i) certificates for such Series A Notes must be received by the Exchange Agent along with the Letter of Transmittal, or
(ii) a timely confirmation of a book-entry transfer (a "Book-Entry

Confirmation") of such Series A Notes, if such procedure is available, into the Exchange Agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the holder must comply with the guaranteed delivery procedures described below.

     The tender by a holder of Series A Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

     THE METHOD OF DELIVERY OF SERIES A NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY TO THE EXCHANGE AGENT BY 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR SERIES A NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Series A Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Series A Notes, either make appropriate arrangements to register ownership of the Series A Notes in such owner's name or obtain a properly completed bond power from the registered holder and a proxy which authorizes such owner to tender the Series A Notes on behalf of the registered holder, in each case signed by the registered holder as the name of such registered holder appears on the Series A Notes. The transfer of record ownership may take considerable time.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (an "Eligible Institution") unless the Series A Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by an Eligible Institution.

     If the Letter of Transmittal or any Series A Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or other acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority so to act must be submitted with the Letter of Transmittal.

     The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC's system may utilize DTC's Automated Tender Offer Program to tender Series A Notes.

     All questions as to the validity, form, eligibility (including time of receipt), and withdrawal of the tendered Series A Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Series A Notes not properly tendered or any Series A Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Series A Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Series A Notes must be cured within such time as the Company shall determine. Although the Company presently intends to notify holders of defects or irregularities with respect to tenders of Series A Notes, neither the Company, the Exchange Agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of Series A Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Series A Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent to the tendering holders of Series A Notes, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     While the Company has no present plan to acquire any Series A Notes which have not been tendered in the Exchange Offer or to file a registration statement to permit resales of Series A Notes which are not tendered pursuant to the Exchange Offer, subject to the terms of the Indenture, the Company reserves the right in its sole discretion to (i) purchase or make offers for any Series A Notes that remain outstanding subsequent to the Expiration Date and (ii) to the extent permitted by applicable law, terminate the Exchange Offer and purchase Series A Notes in the open market, in privately negotiated transactions or otherwise. The term of any such purchases or offers will differ from the terms of the Exchange Offer.

     By tendering, each holder will represent to the Company that, among other things, (i) it is not an "affiliate," as defined under Rule 405 of the Securities Act, of the Company, (ii) it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the Series B Notes, and (iii) it is acquiring the Series B Notes in the ordinary course of business.

     Each broker-dealer that receives Series B Notes for its own account in exchange for Series A Notes, where such Series A Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B Notes received in exchange for Series A Notes where such Series A Notes were acquired by such broker-dealer as result of market-making activities or other trading activities. The Company has agreed that, for a period of 120 days after the consummation of the Exchange Offer, it will make this Prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Series A Notes and (a) whose Series A Notes are not immediately available or (b) who cannot deliver their Series A Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

          (i) the tender is made through an Eligible Institution;

          (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Series A Notes, the certificate number or numbers of such Series A Notes and the principal amount of Series A Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Series A Notes to be tendered in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (iii) such properly completed and executed Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing all tendered Series A Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three business days after the Expiration Date.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Series A Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted for exchange.

     To withdraw a tender of Series A Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Series A Notes to be withdrawn (the "Depositor"), (ii) identify the Series A Notes to be withdrawn (including the certificate number or numbers and principal amount of such Series A Notes),
(iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Series A Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Series A Notes register the transfer of such Series A Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Series A Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Series A Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Series B Notes will be issued with respect thereto unless the Series A Notes so withdrawn are validly retendered. Properly withdrawn Series A Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

     The Exchange Offer is subject to certain customary conditions which may be waived by the Company. The conditions are limited and relate in general to proceedings which have been instituted or laws which have been adopted that might impair the ability of the Company to proceed with the Exchange Offer. Notwithstanding any other term of the Exchange Offer, if the Exchange Offer violates applicable law, rule or regulation or an applicable interpretation of the staff of the Commission, (i) the Company will not be required to accept for exchange, or exchange Series B Notes for, any Series A Notes not theretofore accepted for exchange and (ii) the Company may delay accepting any Series A Notes, amend the terms of the Exchange Offer, or extend or terminate the Exchange Offer, as provided herein. All conditions (other than certain necessary government approvals, if any, required to consummate the offer) must be satisfied or waived prior to the Expiration Date. See "Expiration Date; Delay, Extension, Amendment and Termination."

EXCHANGE AGENT

     Norwest Bank Minnesota, National Association has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or the Letter of Transmittal and deliveries of completed Letters of Transmittal with tendered Series A Notes should be directed to the Exchange Agent addressed as follows:

By Registered or Certified Mail:              By Overnight Courier:
Norwest Bank Minnesota, National              Norwest Bank Minnesota, National
Association                                   Association
Corporate Trust Operations                    Corporate Trust Operations
P.O. Box 1517                                 Norwest Center
Minneapolis, MN 55480-1517                    Sixth and Marquette
                                              Minneapolis, MN 55479-0069

By Hand:                                      By Facsimile:
Norwest Bank Minnesota, National              Norwest Bank Minnesota, National
Association                                   Association
Corporate Trust Operations                    Corporate Trust Operations
Northstar East, 12th Floor                    (612) 667-4927
608 2nd Avenue                                Confirm by telephone:
Minneapolis, MN 55479-0113                    (612) 667-9764

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telephone or facsimile.

     The Company will not make any payments to brokers, dealers, or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Series A Notes, and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer, including registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and expenses, and printing costs, will be paid by the Company and are estimated in the aggregate to be approximately $175,000.

     The Company will pay all transfer taxes, if any, applicable to the exchange of the Series A Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of Series A Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCE OF FAILURE TO EXCHANGE

     Participation in the Exchange Offer is voluntary. Holders of the Series A Notes are urged to consult their financial and tax advisors prior to determining whether or not to tender their Series A Notes.

     Series A Notes which are not exchanged for the Series B Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Series A Notes may be resold only (i) to a person whom the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the Securities
Act) in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act, (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

RESALE OF THE SERIES B NOTES

     With respect to the Series B Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a holder (other than (i) a broker-dealer that purchases such Series B Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges the Series A Notes for the Series B Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in the distribution of the Series B Notes, will be allowed to resell the Series B Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Series B Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires the Series B Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Series B Notes or is a broker-dealer, such holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Series B Notes for its own account in exchange for Series A Notes, where such Series A Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B Notes received in exchange for Series A Notes where such Series A Notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of 120 days after consummation of the Exchange Offer. See "Plan of Distribution."

ACCOUNTING TREATMENT

     The Company will not recognize any gain or loss for accounting purposes upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the Series B Notes.

                                 CAPITALIZATION

     The following table sets forth the (i) actual consolidated cash and capitalization of the Company at March 31, 1997 and (ii) the consolidated cash and capitalization of the Company at March 31, 1997 as adjusted to give effect to the Series A Notes Offering, the application of the net proceeds therefrom, and the Hewitt-Robins Acquisition as if the same had occurred as of such date. The table should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of the Company and the related notes thereto and the Financial Statements of the Company, the Consolidated Financial Statements of BCE and the Financial Statements of Hewitt-Robins and related notes thereto included elsewhere in this Prospectus. See "Selected Historical and Pro Forma Financial Data," "Unaudited Pro Forma Consolidated Financial Statements" and the Financial Statements of the Company, the Consolidated Financial Statements of BCE and the Financial Statements of Hewitt-Robins and the related notes thereto, included elsewhere in this Prospectus.

                                                                        AS OF MARCH 31, 1997
                                                                      -------------------------
                                                                           (IN THOUSANDS)
                                                                      ACTUAL      AS ADJUSTED
Cash and cash equivalents..........................................   $ 1,207       $ 27,780
                                                                      =======       ========
Short term obligations:
  Existing credit facility(1)......................................   $18,877       $     --
                                                                      =======       ========
Long term obligations (including current portion):
  Series A Notes...................................................   $    --       $120,000
  Existing credit facility(1)......................................    16,459             --
  Revolving Credit Facility(2).....................................        --             --
  Capital lease obligations........................................     1,367          1,367
  Australian Seller Notes(3).......................................     4,542          4,542
  Subordinated secured promissory note.............................       300             --
  Subordinated note payable to affiliate...........................       350             --
                                                                      -------       --------
     Total long-term obligations...................................   $23,018       $125,909
     Total stockholder's equity (deficit)..........................     2,967        (37,371)
                                                                      -------       --------
Total capitalization...............................................   $25,985       $ 88,538
                                                                      =======       ========

-----------------------------

(1) In connection with the Series A Notes Offering, the outstanding balances of the existing credit facility were repaid in full. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources."

(2) As of the closing date of the Series A Notes Offering, $30 million was available for borrowing under this Revolving Credit Facility.

(3) The Australian Seller Notes were issued to the sellers of BCE in connection with the Company's acquisition of BCE. The notes bear interest at a variable rate which was approximately 7% at March 31, 1997. See "Description of Certain Indebtedness."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table presents: (i) historical financial data of the Company and its predecessor companies, Continental and Goodman, on a combined basis for each of the five years during the period ended December 31, 1996, which have been derived from the audited financial statements; (ii) historical financial data of the Company and its predecessor companies, Continental and Goodman, on a combined basis for the three months ended March 31, 1996 and 1997; (iii) historical financial data of BCE for each of the three fiscal years during the period ended June 30, 1996 and for the six-month period ended December 31, 1996, which have been derived from the audited Consolidated Financial Statements of BCE, which are in Australian dollars and presented in Australian GAAP; (iv) unaudited historical financial data of BCE for the six-month period ended December 31, 1995, which have been derived from unaudited financial statements of BCE which are in Australian dollars and presented in Australian GAAP; and (v) unaudited pro forma financial data of the Company giving effect to (1) the Series A Notes Offering on April 1, 1997, (2) the application of the net proceeds therefrom, (3) the BCE Acquisition on January 7, 1997 and (4) the Hewitt-Robins Acquisition on April 1, 1997, as if such transactions had occurred on January 1, 1996, with respect to the Statement of Operating Data and Other Data for the year ended December 31, 1996; as if the Series A Notes Offering and the application of the net proceeds therefrom and the Hewitt-Robins Acquisition had occurred on January 1, 1997, with respect to the Statement of Operating Data and Other Data for the three months ended March 31, 1997, and March 31, 1997 with respect to the Balance Sheet Data. The pro forma data do not purport to represent what the consolidated results of operations or consolidated financial position of the Company would have been had the Series A Notes Offering, the application of the net proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition actually occurred at the beginning of the relevant periods, and do not purport to project the consolidated financial position or the consolidated results of operations of the Company for the current year or any date or future period. The summary financial data set forth below should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Statements" and the Financial Statements of the Company, the Consolidated Financial Statements of BCE and the Financial Statements of Hewitt-Robins and the notes related thereto as described elsewhere herein.

                                                                CONTINENTAL GLOBAL GROUP, INC.
                             ----------------------------------------------------------------------------------------------------
                                                                                                                      PRO FORMA
                                                                                    THREE MONTHS       PRO FORMA     THREE MONTHS
                                                                                        ENDED          YEAR ENDED       ENDED
                                          YEARS ENDED DECEMBER 31,                    MARCH 31,       DECEMBER 31,    MARCH 31,
                             --------------------------------------------------   -----------------   ------------   ------------
                              1992     1993(1)     1994       1995       1996      1996      1997         1996           1997
STATEMENT OF OPERATING DATA:
  Net sales................. $80,422   $84,778   $114,025   $153,230   $143,524   $40,025   $47,076     $191,143       $ 50,809
  Cost of products sold.....  63,413   68,308      94,285    124,948    114,716    32,282    37,697      148,681         40,256
                             -------   -------   --------   --------   --------   -------   -------     --------        -------
   Gross profit.............  17,009   16,470      19,740     28,282     28,808     7,743     9,379       42,462         10,553
  Selling, general and
    administrative
    expenses................   9,345    9,693      13,062(2)   11,670    13,473     3,349     5,442       21,581          5,666
  Management fee............   1,565    1,747       1,736      2,102      3,187       849       776        1,184            282
                             -------   -------   --------   --------   --------   -------   -------     --------        -------
   Operating income.........   6,099    5,030       4,942     14,510     12,148     3,545     3,161       19,697          4,605
  Interest expense..........     590    1,214       1,493      2,506      2,889       785     1,187       14,111          3,527
  Other (income) expense....    (109)      85        (166)       219        319       101        49          210             49
                             -------   -------   --------   --------   --------   -------   -------     --------        -------
  Income before income taxes
    and extraordinary
    item....................   5,618    3,731       3,615     11,785      8,940     2,659     1,925        5,376          1,029
  Foreign income tax
    credit..................      --       --          --         --         --        --      (250)          --             --
  Pro forma income taxes....      --       --          --         --         --        --        --        2,204            509
                             -------   -------   --------   --------   --------   -------   -------     --------        -------
  Income before
    extraordinary item......   5,618    3,731       3,615     11,785      8,940     2,659     2,175        3,172            520
  Extraordinary item (3)....                                                932       932        --
                             -------   -------   --------   --------   --------   -------   -------     --------        -------
  Net income................ $ 5,618   $3,731    $  3,615   $ 11,785   $  9,872   $ 3,591   $ 2,175     $  3,172       $    520
                             =======   =======   ========   ========   ========   =======   =======     ========        =======
  Ratio of earnings to fixed
    charges (4).............     7.5x     3.5 x       3.0x       5.0x       3.7x      4.2x      2.5x         1.4x           1.3x

TAX ADJUSTED DATA (5):
  Income before income taxes
    and extraordinary
    item.................... $ 5,618   $3,731    $  3,615   $ 11,785   $  8,940   $ 2,659   $ 1,925
  Pro forma income taxes....   2,069    1,388       1,447      4,680      3,749     1,096       936
                             -------   -------   --------   --------   --------   -------   -------
  Income before
    extraordinary item......   3,549    2,343       2,168      7,105      5,191     1,563       989
  Extraordinary item, net of
    pro forma income
    taxes...................      --       --          --         --        559       559        --
                             -------   -------   --------   --------   --------   -------   -------
  Net income................ $ 3,549   $2,343    $  2,168   $  7,105   $  5,750   $ 2,122   $   989
                             =======   =======   ========   ========   ========   =======   =======
OTHER DATA:
  Net cash provided by (used
    in) operating activities
    (6)..................... $ 7,668   $3,562    $ (1,797)  $ 10,550   $  9,873   $ 3,835   $  (856)          --             --
  Net cash provided by (used
    in) investing activities
    (6).....................    (629)  (1,586)     (1,181)      (794)      (598)     (169)   (7,728)          --             --
  Net cash provided by (used
    in) financing activities
    (6).....................    (707)     544      (2,570)   (11,318)    (8,586)   (2,968)    8,785           --             --
  Adjusted EBITDA (7).......   8,169    7,371       7,444     17,506     16,347     4,643     4,526     $ 22,497       $  5,356
  Depreciation and
    amortization............     505      594         766        894      1,012       249       589        2,800            751
  Capital expenditures......     629    1,237       1,181        794        618       190       539        1,549          2,654

                                                                         CONTINENTAL GLOBAL GROUP, INC.
                                                ---------------------------------------------------------------------------------
                                                                                                                        PRO FORMA
                                                                                                            AS OF         AS OF
                                                                  AS OF DECEMBER 31,                      MARCH 31,     MARCH 31,
                                                ------------------------------------------------------    ---------     ---------
                                                 1992       1993        1994        1995        1996        1997          1997
BALANCE SHEET DATA:
  Cash and cash equivalents...................  $ 6,273    $ 7,405    $  1,856    $    295    $  1,022    $  1,207      $ 27,780
  Total assets................................   31,049     35,543      40,870      46,195      46,499      72,132       118,250
  Long-term debt, including current portion...   12,313     11,616      10,605      16,837      14,143      23,018       125,909
  Stockholder's equity (deficit)..............    3,836      6,448       8,877      (3,862)      1,994       2,967       (37,371)

-----------------------------

(1) In October 1993, the Company acquired substantially all of the assets of Buck Moore Axle Company, a recycled mobile homes axle business. See "The Company."

(2) Includes net contract settlement costs of $2,338.

(3) Reflects gain on early extinguishment of debt.

(4) Earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rental expense that is representative of interest expense.

(5) Represents pro forma tax adjustments of Continental and Goodman on a combined basis pursuant to the terms of the Tax Payment Agreement with the parent company, NES Group, Inc., as if such agreement had been in effect for each of the years presented. See "Related Transactions--Tax Payment Agreement."

(6) These items are measures of the Company's operating performance and liquidity, which have been calculated in accordance with generally accepted accounting principles ("GAAP"). They should be considered by the holders tendering Series A Notes in the Exchange Offer and have been taken from the audited and unaudited financial statements included elsewhere in the Prospectus.

(7) Adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization and miscellaneous expense (income) and gives effect on a pro forma basis to $1,184 and $282 in management fees for the year ended December 31, 1996 and the three months ended March 31, 1997 respectively to be paid pursuant to the Management Agreement. On a historical basis, Adjusted EBITDA excludes management fees for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 in the amounts of $1,565, $1,747, $1,736,
    $2,102 and $3,187, respectively, and for the three months ended March 31, 1996 and 1997 in the amounts of $849 and $766, respectively, because such amounts were paid pursuant to an agreement that was terminated in connection with the Series A Notes Offering and replaced with the Management Agreement. See "Related Transactions -- Management Agreement." Adjusted EBITDA amounts have been included because the Company uses them to analyze its ability to service its debt, the Company's lenders use them for the purpose of analyzing the Company's performance with respect to the credit agreement and the Indenture and the Company understands that they are used by certain investors as measures of a Company's historical ability to service debt. However, holders tendering Series A Notes in the Exchange Offer should consider the following factors:
    Adjusted EBITDA (i) should not be considered in isolation, (ii) is not a measure of performance calculated in accordance with GAAP, (iii) should not be construed as an alternative or substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows (in each case, as determined in accordance with GAAP) and (iv) should not be used solely as an indicator of the Company's operating performance, measures of its liquidity or ability to meet all cash needs. Additionally, because all companies do not calculate Adjusted EBITDA in a uniform fashion, the calculations presented in this Prospectus may not be comparable to other similarly titled measures of other companies.

    Adjusted EBITDA is calculated as follows:

                                                                                                             PRO FORMA
                                                                            THREE MONTHS      PRO FORMA     THREE MONTHS
                                                                                ENDED         YEAR ENDED       ENDED
                                      YEAR ENDED DECEMBER 31,                 MARCH 31,      DECEMBER 31,    MARCH 31,
                            --------------------------------------------   ---------------   ------------   ------------
                             1992     1993     1994     1995      1996      1996     1997        1996           1997
      Net income..........  $5,618   $3,731   $3,615   $11,785   $ 9,872   $3,591   $2,175     $  3,172        $  520
      Extraordinary
        gain..............      --       --       --        --      (932)    (932)      --           --            --
      Interest expense....     590    1,214    1,493     2,506     2,889      785    1,187       14,111         3,527
      Income taxes........      --       --       --        --        --       --     (250)       2,204           509
      Depreciation and
        amortization......     505      594      766       894     1,012      249      589        2,800           751
      Miscellaneous
        (income)
        expense...........    (109)      85     (166)      219       319      101       49          210            49
      Management fee......   1,565    1,747    1,736     2,102     3,187      849      776           --            --
      Adjusted EBITDA.....  $8,169   $7,371   $7,444   $17,506   $16,347   $4,643   $4,526     $ 22,497        $5,356

                                                                        BCE
                                               -----------------------------------------------------
                                                       YEARS ENDED               SIX MONTHS ENDED
                                                        JUNE 30,                   DECEMBER 31,
                                               ---------------------------     ---------------------
                                                1994      1995      1996          1995        1996
                                                                               (UNAUDITED)

                                                         (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                 (AUSTRALIAN GAAP)
STATEMENT OF OPERATING DATA:
     Total revenue...........................  $17,777   $38,096   $50,940       $28,269     $19,734
     Operating and other costs...............   17,041    36,014    43,661        23,624      19,083
     Depreciation............................      461       615       897           387         486
     Interest expense........................      207       235       179           164          72
                                               -------   -------   -------       -------     -------
     Operating profit before abnormal items
       and income tax........................       68     1,232     6,203         4,094          93
     Abnormal items before income tax........       --        --    (1,105)           --         137
                                               -------   -------   -------       -------     -------
     Operating profit before income tax......       68     1,232     5,098         4,094         230
     Income tax attributable to operating
       profit................................      114        26     1,840         1,474          91
                                               -------   -------   -------       -------     -------
     Operating profit (loss) after income
       tax...................................  $   (46)  $ 1,206   $ 3,258       $ 2,620     $   139
                                               =======   =======   =======       =======     =======
     Ratio of earnings to fixed charges
       (1)...................................      1.3x      5.3x     23.6x         22.4x        1.9x
OTHER DATA:
     Net cash provided by (used in) operating
       activities (2)........................  $  (539)  $ 2,349   $ 2,281       $   609     $   841
     Net cash provided by (used in) investing
       activities (2)........................       82    (1,011)   (1,267)         (690)       (316)
     Net cash provided by (used in) financing
       activities (2)........................      312      (277)   (2,016)       (1,172)       (496)
     Adjusted EBITDA (3).....................      736     2,082     7,279         4,645         651
     Depreciation and amortization...........      461       615       897           387         486
     Capital expenditures....................       --     1,189     1,449           698         324

                                                    AS OF JUNE 30,              AS OF DECEMBER 31,
                                             -----------------------------     ---------------------
                                              1994      1995        1996          1995        1996
                                                                               (UNAUDITED)
BALANCE SHEET DATA:
     Cash..................................  $    22   $   776     $   208       $   616     $    11
     Total assets..........................   11,973    17,320      19,585        20,656      18,561
     Long-term debt, including current
       portion.............................    2,527     2,541         603           629         557
     Total stockholders' equity............    2,636     3,808       6,319         6,429       2,706

-----------------------------

(1) Earnings consist of operating profit before income tax plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rental expense that is representative of interest expense.

(2) These items are measures of the Company's operating performance and liquidity, which have been calculated in accordance with accounting principles generally accepted in Australia. They should be considered by the holders tendering Series A Notes in the Exchange Offer and have been taken from the audited and unaudited financial statements included elsewhere in the Prospectus.

(3) Adjusted EBITDA, with respect to BCE only, is operating profit before interest, taxes, depreciation, amortization and abnormal items. Adjusted EBITDA amounts have been included because the Company uses them to analyze its ability to service its debt, the Company's lenders use them for the purpose of analyzing the Company's performance with respect to the credit agreement and the Indenture and the Company understands that they are used by certain investors as measures of a Company's historical ability to service debt. However, holders tendering Series A Notes in the Exchange Offer should consider the following factors: Adjusted EBITDA (i) should not be considered in isolation, (ii) is not a measure of performance calculated in accordance with accounting principles generally accepted in Australia, (iii) should not be construed as an alternative or substitute for operating profit, operating profit after income tax, or net cash provided by operating activities in analyzing the Company's operating performance, financial position or cash flows and (iv) should not be used solely as an indicator of the Company's operating performance, measures of its liquidity or ability to meet all cash needs. Additionally, because all companies do not calculate Adjusted EBITDA in a uniform fashion, the calculations presented in this Prospectus may not be comparable to other similarly titled measures of other companies.

     Adjusted EBITDA is calculated as follows:

                                                                           SIX MONTHS ENDED
                                             YEARS ENDED JUNE 30,            DECEMBER 31,
                                          --------------------------       -----------------
                                          1994      1995       1996         1996       1997
     Operating profit (loss) after
       income tax.......................  $(46)    $1,206     $3,258       $2,620     $  139
     Interest expense...................   207        235        179          164         72
     Income taxes.......................   114         26      1,840        1,474         91
     Depreciation and amortization......   461        615        897          387        486
     Abnormal items.....................    --         --      1,105           --       (137)
     Adjusted EBITDA....................  $736     $2,082     $7,279       $4,645     $  651

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Consolidated Financial Statements are based upon the historical Financial Statements of the Company, the Consolidated Financial Statements of BCE and the Financial Statements of Hewitt-Robins included elsewhere in this Prospectus.

     The Unaudited Pro Forma Consolidated Financial Statements are adjusted to give effect to (i) the Series A Notes Offering on April 1, 1997, (ii) the application of the net proceeds therefrom, (iii) the BCE Acquisition on January 7, 1997 and (iv) the Hewitt-Robins Acquisition on April 1, 1997, as if such transactions had occurred as of January 1, 1996, with respect to the Unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 1996; as if the Series A Notes Offering and the application of the net proceeds therefrom and the Hewitt-Robins Acquisition had occurred on January 1, 1997, with respect to the Unaudited Pro Forma Statement of Income for the three months ended March 31, 1997, and March 31, 1997, with respect to the Unaudited Pro Forma Consolidated Balance Sheet.

     The unaudited pro forma adjustments are based upon available information and certain assumptions which management believes are factually supportable. The Unaudited Pro Forma Consolidated Financial Statements do not purport to represent what the Company's consolidated results of operations or consolidated financial position would have been had the transactions described above actually occurred at the beginning of the relevant period. In addition, the Unaudited Pro Forma Consolidated Financial Statements do not purport to project the Company's consolidated results of operations or consolidated financial position for the current year or any future date or period. Historical data for BCE are presented in U.S. dollars and were prepared in accordance with U.S. Generally Accepted Accounting Principles.

     The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the Financial Statements of the Company, the Consolidated Financial Statements of BCE and the Financial Statements of Hewitt-Robins and the related notes thereto included elsewhere in this Prospectus.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                                          AS OF MARCH 31, 1997
                            ---------------------------------------------------------------------------------
                            CONTINENTAL                       PURCHASE
                               GLOBAL                        ACCOUNTING          OFFERING
                            GROUP, INC.    HEWITT-ROBINS   ADJUSTMENTS(1)     ADJUSTMENTS(2)      AS ADJUSTED
                            ------------   -------------   --------------     --------------      -----------
                                                             (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash
     equivalents..........    $  1,208        $   104         $   (104)(a)       $ 26,572(a)       $  27,780
  Accounts receivable.....      25,457          2,223           (2,223)(a)                            25,457
  Inventories.............      22,687          2,490                                                 25,177
  Other current assets....       1,293             64                                                  1,357
                               -------         ------          -------           --------           --------
     Total current
       assets.............      50,645          4,881           (2,327)            26,572             79,771
Property, plant and
  equipment, net..........      10,765          1,601           (1,000)(a)                            11,866
                                                                   500(b)
Goodwill..................      10,295                          11,429(b)                             21,724
Other assets..............         427                                              4,800(b)           4,889
                                                                                     (338)(c)
                               -------         ------          -------           --------           --------
                              $ 72,132        $ 6,482         $  8,602           $ 31,034          $ 118,250
                               =======         ======          =======           ========           ========
LIABILITIES AND OWNER'S
  EQUITY
Current liabilities:
  Note payable............    $ 18,877        $    --         $     --           $(18,877)(d)      $      --
  Trade accounts
     payable..............      18,844            788                                                 19,632
  Accrued compensation and
     employee benefits....       2,630            343             (262)(c)                             2,711
  Other accrued
     liabilities..........       5,795            274            1,300(d)                              7,369
  Current maturities of
     long-term
     obligations..........       3,166                                             (2,332)(d)            834
                               -------         ------          -------           --------           --------
     Total current
       liabilities........      49,312          1,405            1,038            (21,209)            30,546
Long-term obligations,
  less current maturities
  Series A Notes..........                                      12,641(e)         107,359(e)         120,000
  Existing credit
     facility.............      14,128                                            (14,128)(d)
  Australian Seller
     Notes................       4,278                                                                 4,278
  Subordinated notes......         650                                               (650)(d)
  Other...................         797                                                                   797
                               -------         ------          -------           --------           --------
                                19,853                          12,641             92,581            125,075
Owner's equity
  (deficit)...............       2,967          5,077           (5,077)(f)        (40,000)(f)        (37,371)
                                                                                     (338)(c)
                               -------         ------          -------           --------           --------
                              $ 72,132        $ 6,482         $  8,602           $ 31,034          $ 118,250
                               =======         ======          =======           ========           ========

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1997
                                 (IN THOUSANDS)

(1) Purchase accounting adjustments to reflect the Hewitt-Robins Acquisition:

    (a) Represents the elimination of assets which will not be acquired in the Hewitt-Robins Acquisition.

    (b) Represents the excess of purchase price over net assets acquired in connection with the Hewitt-Robins Acquisition in the amount of $11,429. The purchase price includes a net write up of $500 to property, plant and equipment. The final purchase price is subject to a negotiated price adjustment for working capital.

    (c) Certain selected liabilities will be paid by W.S. Tyler, Incorporated in connection with the acquisition of Hewitt-Robins.

    (d) Represents accruals for costs to be incurred by the Company related to the termination of certain employees in connection with the closure of Hewitt-Robins' West Caldwell facility in the amount of $270 and the assumption and cancellation of the computer lease and the West Caldwell building lease in the amount of $1,030.

    (e) Represents the issuance of the Series A Notes to the extent used in connection with the financing of the Hewitt-Robins Acquisition.

    (f) Represents the elimination of the owners' equity related to Hewitt-Robins.

(2) Adjustments to reflect the issuance on April 1, 1997 of 11% Series A Notes due 2007.

    (a) Represents the excess of the cash proceeds received from the Series A Notes Offering.

    (b) Represents capitalized financing costs associated with the Series A Notes Offering.

    (c) Represents write-off of capitalized financing costs associated with the repayment of certain existing indebtedness.

    (d) Represents repayment of existing indebtedness with a portion of the proceeds of the Series A Notes Offering.

    (e) Represents the Series A Notes Offering as follows:

Gross Proceeds...................................  $120,000
Portion of Series A Notes recognized in the
  Hewitt-Robins Acquisition......................   (12,641)
                                                   --------
                                                   $107,359
                                                   ========

    (f) Represents payment of a dividend to the sole stockholder of the Company.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                                      THREE MONTHS ENDED MARCH 31, 1997
                                -----------------------------------------------------------------------------
                                CONTINENTAL                      PURCHASE
                                  GLOBAL                        ACCOUNTING          OFFERING
                                GROUP, INC.   HEWITT-ROBINS   ADJUSTMENTS(1)     ADJUSTMENTS(2)     PRO FORMA
                                -----------   -------------   --------------     --------------     ---------
                                                               (IN THOUSANDS)
STATEMENT OF OPERATING DATA:
Net sales.....................    $47,076        $ 3,733          $   --            $     --         $50,809
Costs of products sold........     37,697          2,628              14(a)                           40,256
                                                                     (83)(b)
                                  -------         ------           -----             -------         -------
          Gross profit........      9,379          1,105              69                              10,553
Operating expenses:
     Selling and
       engineering............      2,509            245            (162)(b)                           2,592
     General and
       administrative.........      2,933            258               2(a)                            3,074
                                                                    (190)(b)
                                                                      71(c)
     Management fee...........        776                                               (494)(a)         282
                                  -------         ------           -----             -------         -------
          Total operating
            expenses..........      6,218            503            (279)               (494)          5,948
                                  -------         ------           -----             -------         -------
          Operating Income....      3,161            602             348                 494           4,605
Other expenses (income):
     Interest expense.........      1,187                            348(d)            1,992(b)        3,527
     Miscellaneous, net.......         49                                                                 49
                                  -------         ------           -----             -------         -------
          Total other
            expenses..........      1,236                            348               1,992           3,576
                                  -------         ------           -----             -------         -------
Income before income taxes....      1,925            602               0              (1,498)          1,029
Pro forma income taxes........        936            247                                (674)(c)         509
                                  -------         ------           -----             -------         -------
          Net income..........    $   989        $   355          $    0            $   (824)        $   520
                                  =======         ======           =====             =======         =======
OTHER DATA:
     Adjusted EBITDA(3).......    $ 4,525        $   678          $  435            $   (282)        $ 5,356
     Depreciation and
       amortization...........        588             76              87                                 751
     Capital expenditure......      2,639             15                                               2,654
     Total interest expense...                                                                         3,527
     Cash interest
       expense(4).............                                                                         3,407
     Ratio of Adjusted EBITDA
       to cash interest
       expense(3).............                                                                           1.6x
     Ratio of net debt to
       Adjusted EBITDA(3).....                                                                           4.6
     Ratio of earnings to
       fixed charges(5).......                                                                           1.3

           NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                 (IN THOUSANDS)

(1) Adjustments to reflect the Hewitt-Robins Acquisition.

    (a) Represents the increased depreciation expense related to the write-up in property, plant and equipment acquired in the Hewitt-Robins Acquisition.

    (b) Represents net cost savings resulting from the closure of the Hewitt-Robins, West Caldwell facility. Includes field sales, accounting, warehousing, order processing, production control and engineering costs that are redundant and will be provided at other Company locations at an incremental cost of $600 annually and $150 quarterly.

                                                         WEST CALDWELL    WEST CALDWELL
                                                          ANNUAL COST       QUARTERLY
                                                            SAVINGS       COST SAVINGS
                                                         -------------    -------------
            Warehouse costs............................     $   333           $  83
            Selling costs..............................         650             162
            Administrative costs.......................         758             190
                                                             ------            ----
            Net costs savings related to closure of
              West Caldwell............................     $ 1,741           $ 435
                                                             ======            ====

    (c) Represents the amortization expense related to goodwill incurred pursuant to the Hewitt-Robins Acquisition, amortized over a period of 40 years.

    (d) Represents the change in interest expense related to the Hewitt-Robins Acquisition calculated as follows:

                                                           PRINCIPAL    ANNUAL     QUARTERLY
                                                            AMOUNT      INTEREST   INTEREST
                                                            OF DEBT     EXPENSE     EXPENSE
                                                           ---------    -------    ---------
        Series A Notes issued April 1, 1997 due 2007.....   $ 12,641    $1,391       $ 348

(2) Adjustments to reflect the issuance on April 1, 1997 of 11% Series A Notes due 2007.

    (a) To reflect the reduction in the management fees owed to NESCO, Inc. Management fees are limited to 5% of earnings before interest, taxes, depreciation, amortization and miscellaneous expense (income) based upon the terms of the Indenture governing the Series A Notes issued on April 1, 1997.

    (b) To reflect the interest expense on a pro forma basis at the following rates:

                                                         PRINCIPAL    ANNUAL     QUARTERLY
                                                          AMOUNT      INTEREST   INTEREST
                                                          OF DEBT     EXPENSE     EXPENSE
                                                         ---------    -------    ---------
        Series A Notes issued on April 1, 1997.........  $ 120,000    $13,200     $ 3,300
        Australian Seller Notes, at a rate of 7%.......      4,542        318          79
        Other, at a blended rate of 8%.................      1,367        109          28
                                                                                   ------
        Cash interest expense..........................                           $ 3,407
        Amortization of financing fees.................                               120
                                                                                   ------
        Total pro forma interest expense...............                           $ 3,527
                                                                                   ------
        Required pro forma interest adjustment.........                           $ 1,992
                                                                                   ======

    (c) Represents the income tax effect related to the net Offering Adjustments assuming an effective tax rate of 45%.

(3) Adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization and miscellaneous expense (income) and gives effect on a pro forma basis to $282 in management fees to be paid pursuant to the Management Agreement (as defined). See "Related Transactions -- Management Agreement." On a historical basis, Adjusted EBITDA for Continental and Goodman excludes management fees of $776. Adjusted EBITDA and related ratios have been included because the Company uses them as one means of analyzing its ability to service its debt, the Company's lenders use them for the purpose of analyzing the Company's performance with respect to the credit agreement and the Indenture and the Company understands that they are used by certain investors as measures of a company's historical ability to service debt. However, holders tendering Series A Notes in the Exchange Offer should consider the following factors in evaluating such measures: Adjusted EBITDA and related measures (i) should not be considered in isolation, (ii) are not measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), (iii) should not be construed as alternatives or substitutes for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows (in each case, as determined in accordance with GAAP) and (iv) should not be used solely as indicators of the Company's operating performance, measures of its liquidity or ability to meet all cash needs. Additionally, because all companies do not calculate Adjusted EBITDA and related measures in a uniform fashion, the calculations presented in this Prospectus may not be comparable to other similarly titled measures of other companies.

    Adjusted EBITDA is calculated as follows:

                              CONTINENTAL                 PURCHASE
                                GLOBAL        HEWITT-    ACCOUNTING       OFFERING
                              GROUP, INC.     ROBINS     ADJUSTMENTS     ADJUSTMENTS     PRO FORMA
                              -----------     ------     -----------     -----------     ---------
        Net income..........    $   989        $355         $   0          $  (824)       $   520
        Interest expense....      1,187                       348            1,992          3,527
        Income taxes........        936         247            --             (674)           509
        Depreciation and
          amortization......        588          76            87               --            751
        Miscellaneous
          expense...........         49          --            --               --             49
        Management fee......        776          --            --             (776)            --

        Adjusted EBITDA.....    $ 4,525        $678         $ 435          $  (282)       $ 5,356

(4) Cash interest expense excludes non-cash amortization of financing fees.

(5) Earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rental expense that is representative of interest expense.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                                             YEAR ENDED DECEMBER 31, 1996
                      -----------------------------------------------------------------------------------------------------------
                        HISTORICAL                                                       PRO FORMA
                      CONTINENTAL AND    HISTORICAL     HISTORICAL      ACQUISITION         FOR        OFFERING
                          GOODMAN          BCE(1)      HEWITT-ROBINS    ADJUSTMENTS(2)   ACQUISITIONS ADJUSTMENTS(3)   PRO FORMA
                                                                    (IN THOUSANDS)
STATEMENT OF
  OPERATING DATA:
Net sales..........      $ 143,524        $ 32,559        $15,060         $    --        $191,143       $    --        $ 191,143
Cost of products
  sold.............        114,716          23,319         10,693             286(a)      148,681                        148,681
                                                                             (333)(b)
                          --------         -------        -------         -------        --------        ------         --------
  Gross profit.....         28,808           9,240          4,367              47          42,462                         42,462
Operating expenses:
  Selling and
    engineering....          9,666             505            940            (650)(b)      10,461                         10,461
  General and
  administrative...          3,807           6,953          1,069            (758)(b)      11,120                         11,120
                                                                              495(c)
                                                                               39(a)
                                                                             (485)(d)
  Management
    fees...........          3,187                                                          3,187        (2,003)(a)        1,184
                          --------         -------        -------         -------        --------        ------         --------
    Total operating
      expenses.....         16,660           7,458          2,009          (1,359)         24,768        (2,003)          22,765
                          --------         -------        -------         -------        --------        ------         --------
    Operating
      income.......         12,148           1,782          2,358           1,406          17,694         2,003           19,697
Other expenses:
  Interest
    expense........          2,889             100                          2,803(e)        5,792         8,319(b)        14,111
  Miscellaneous,
    net............            319            (109)                                           210                            210
  Superannuation
    payment........                            628                           (628)(f)
  Legal and
    consulting
    fees...........                            127                           (127)(g)
                          --------         -------        -------         -------        --------        ------         --------
    Total other
      expenses.....          3,208             746                          2,048           6,002         8,319           14,321
                          --------         -------        -------         -------        --------        ------         --------
    Income before
      income taxes
      and
      extraordinary
      item.........          8,940           1,036          2,358            (642)         11,692        (6,316)           5,376
Pro forma income
  tax..............          3,749             375            967            (297)(h)       4,794        (2,590)(c)        2,204
                          --------         -------        -------         -------        --------        ------         --------
    Income before
      extraordinary
      item.........      $   5,191        $    661        $ 1,391         $  (345)       $  6,898       $(3,726)       $   3,172
                          ========         =======        =======         =======        ========        ======         ========
OTHER DATA:
  Adjusted
    EBITDA(4)......      $  16,347        $  2,505        $ 2,603         $ 2,226        $ 23,681       $(1,184)       $  22,497
  Depreciation and
    amortization...          1,012             723            245             820           2,800                          2,800
  Capital
    expenditures...            618             850             81                           1,549                          1,549
  Total interest
    expense........                                                                                                       14,111
  Cash interest
    expense(5).....                                                                                                       13,631
  Ratio of Adjusted
    EBITDA to cash
    interest
    expense(4).....                                                                                                         1.7x
  Ratio of net debt
    to Adjusted
    EBITDA(4)......                                                                                                          4.4
  Ratio of earnings
    to fixed
    charges(6).....                                                                                                          1.4

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

(1) Historical BCE amounts presented are for the twelve months ended December 31, 1996. Consolidated financial statements of BCE for this twelve-month period are not included in this Prospectus as BCE's fiscal year end is June 30.

(2) Adjustments to reflect the BCE Acquisition and the Hewitt-Robins Acquisition (the final purchase price allocation will be based upon a final determination of the fair values of the net assets acquired):

    (a) Represents increased depreciation expense related to the write-up of $2,100 and $500 in property, plant and equipment acquired in the BCE Acquisition and the Hewitt-Robins Acquisition, respectively.

    (b) Represents net cost savings resulting from the closure of the Hewitt-Robins, West Caldwell facility. Includes field sales, accounting, warehousing, order processing, production control and engineering costs that are redundant and will be provided at other Company locations at an incremental cost of $600.

                                                   WEST CALDWELL
                                                    COST SAVINGS
Warehouse costs..................................      $  333
Selling costs....................................         650
Administrative costs.............................         758
                                                       ------
Net cost savings related to closure of West
  Caldwell.......................................      $1,741
                                                       ======

    (c) Represents the amortization expense related to goodwill incurred of $9,635 and $11,429 pursuant to the BCE Acquisition and the Hewitt-Robins Acquisition, respectively, amortized over a period of 40 years.

    (d) Represents cost savings resulting from work force reductions and realignments related to the closure of the CCE Pty. Ltd. operations. The Company will close the CCE Pty. Ltd. facility during 1997 pursuant to the BCE Acquisition. The following costs are duplicative and certain sales force and technical personnel are redundant:

                                                   CCE PTY. LTD.
                                                   OPERATING COST
Workforce reductions.............................       $ 68
Elimination of office and sales rental and other
  office expenses................................        172
Elimination of joint venture costs...............        110
Elimination of redundant consulting, legal,
  technical and accounting fees..................        135
                                                        ----
Net cost savings related to closure of CCE Pty.
  Ltd. operations................................       $485
                                                        ====

    (e) Represents the change in interest expense related to the BCE Acquisition and the Hewitt-Robins Acquisition calculated as follows:

                                                                    PRINCIPAL
                                                                     AMOUNT       INTEREST
                                                                     OF DEBT      EXPENSE
        The BCE Acquisition:
          Note payable, interest rate of 9.25%....................   $  6,800     $  629
          Existing credit facility, interest rate of 10%..........      4,500        450
          Australian Seller Notes, interest rate of 7%............      4,757        333
                                                                     --------     ------
                                                                                  $1,412
        The Hewitt-Robins Acquisition:
          Series A Notes offered at a rate of 11%.................   $ 12,641     $1,391
                                                                                  ------
                                                                                  $2,803
                                                                                  ======

    (f) Represents the elimination, pursuant to the terms of the BCE Acquisition and subsequent employment agreements, of a one time superannuation benefit payment made to the former stockholders of BCE in the amount of $628.

    (g) Represents the related legal and consulting fees in connection with the BCE Acquisition in the amount of $127.

    (h) Represents adjustment to reconcile income taxes to an effective income tax rate of 41%.

(3) Adjustments to reflect the Series A Notes Offering:

    (a) To reflect the reduction in the management fees owed to NESCO, Inc. Management fees are limited to 5% of earnings before interest, taxes, depreciation, amortization and miscellaneous expense (income) based upon the terms of the Indenture governing the Series A Notes.

    (b) To reflect the interest expense on a pro forma basis at the following rates:

                                                                  PRINCIPAL
                                                                   AMOUNT       INTEREST
                                                                   OF DEBT      EXPENSE
        Historical interest expense.............................  $  27,232     $ 2,989
        Acquisitions interest expense at a weighted average rate
          of approximately 9.8%.................................     28,698       2,803
                                                                                -------
        Pro forma interest expense for Acquisitions.............                $ 5,792
                                                                                =======
        Series A Notes offered at a rate of 11%.................  $ 120,000     $13,200
        Australian Seller Notes, at a rate of 7%................      4,757         333
        Other, at a blended rate of 8%..........................      1,226          98
                                                                                -------
        Cash interest expense...................................                 13,631
        Amortization of financing fees..........................                    480
                                                                                -------
        Total pro forma interest expense........................                $14,111
                                                                                =======
        Pro forma interest adjustment...........................                $ 8,319
                                                                                =======

    (c) Represents adjustment to reconcile income taxes to an effective income tax rate of 41%.

(4) Adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization and miscellaneous expense (income) and gives effect on a pro forma basis to $1,184 in management fees to be paid pursuant to the Management Agreement (as defined). See "Related Transactions--Management Agreement." On a historical basis, Adjusted EBITDA for Continental and Goodman excludes management fees of $3,187. Adjusted EBITDA and related ratios have been included because the Company uses them as one means of analyzing its ability to service its debt, the Company's lenders use them for the purpose of analyzing the Company's performance with respect to the credit agreement and the Indenture and the Company understands that they are used by certain investors as measures of a company's historical ability to service debt. However, holders tendering Series A Notes in the Exchange Offer should consider the following factors in evaluating such measures: Adjusted EBITDA and related measures
    (i) should not be considered in isolation, (ii) are not measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), (iii) should not be construed as alternatives or substitutes for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows (in each case, as determined in accordance with GAAP) and (iv) should not be used solely as indicators of the Company's operating performance, measures of its liquidity or ability to meet all cash needs. Additionally, because all companies do not calculate Adjusted EBITDA and related measures in a uniform fashion, the calculations presented in this Prospectus may not be comparable to other similarly titled measures of other companies.

     Adjusted EBITDA is calculated as follows:

                   HISTORICAL                 HISTORICAL                  PRO FORMA
                   CONTINENTAL   HISTORICAL    HEWITT-     ACQUISITION       FOR         OFFERING
                   AND GOODMAN      BCE         ROBINS     ADJUSTMENTS   ACQUISITIONS   ADJUSTMENTS   PRO FORMA
                   -----------   ----------   ----------   -----------   ------------   -----------   ---------
     Income
       before
       extraordinary
       item......    $ 5,191       $  661       $1,391       $  (345)      $  6,898      $  (3,726)    $ 3,172
     Interest
       expense...      2,889          100           --         2,803          5,792          8,319      14,111
     Income
       taxes.....      3,749          375          967          (297)         4,794         (2,590)      2,204
     Depreciation
       and
       amortization..  1,012          723          245           820          2,800             --       2,800
     Miscellaneous
       expense...        319          646           --          (755)           210             --         210
     Management
       fee.......      3,187           --           --            --          3,187         (3,187)         --
     Adjusted
       EBITDA....    $16,347       $2,505       $2,603       $ 2,226       $ 23,681      $  (1,184)    $22,497

(5) Cash interest expense excludes non-cash amortization of financing fees.

(6) Earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and the portion of rental expense that is representative of interest expense.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company believes it is a leading international manufacturer and supplier of Conveyor Equipment for use in the coal mining industry. Based on 1996 pro forma net sales, the Company estimates it has approximately a 40% share of the United States market for idlers used in aboveground Conveyor Equipment and a significantly higher share of the United States underground coal mining Conveyor Equipment market. In addition, the Company believes it has a significant share of the Australian underground coal Conveyor Equipment market.

     The Company supplies 18 of the top 25 coal producers in the United States with its products, which include substantially all of the components required to transport coal by conveyor from the coalface to the surface. The Company also provides design and engineering assistance and upgrade and maintenance services. The Company has developed preferred supplier arrangements with several of the world's largest coal mining companies. Under these arrangements, the Company supplies substantially all of such customers' Conveyor Equipment needs and customers are assured of enhanced equipment availability. Sales from such arrangements accounted for approximately $45 million, or 24%, of the Company's 1996 pro forma net sales.

     The Company's Conveyor Equipment business is divided into four main business areas. The Mining Equipment business area is principally engaged in the design, manufacture and testing (and, outside the United States, installation, monitoring and maintenance) of complete belt conveyor systems and components for mining applications in the coal industry. The Conveyor Components business area manufactures and sells components for Conveyor Equipment systems. The Engineered Systems business area uses specialized project management and engineering skills to combine mining equipment products, purchased equipment, steel fabrication and other outside services into complete Conveyor Equipment systems that meet specific customer requirements. The Bulk Conveyor Equipment business area designs and manufactures a complete range of Conveyor Equipment used to transport bulk materials, such as cement, lime, food products and industrial waste.

     Approximately 60% of the Company's sales are derived from the coal mining, minerals and aggregates industries. The complexity of these projects render them subject to delays due to operational or logistical reasons, which impact the timing of orders for the Company's products. Because the Company generally recognizes revenue from sales at the time of shipment rather than at the time a contract is awarded, these delays have caused, and are expected to continue to cause, material fluctuations in the Company's operating results on a quarterly and annual basis. The Company's net sales historically have fluctuated by as much as $15 million from year to year, after adjusting for acquisitions.

     In addition to its core business, the Company engages in two noncore businesses, the manufacturing of (i) axle components for mobile homes and (ii) air filtration equipment for use in enclosed environments, principally in the textile industry. The manufacturing requirements for these products are generally compatible with conveyor component production and thus maximize utilization of the Company's manufacturing facilities for its primary products.

     The terms of the Indenture restrict, on a going forward basis, the Company's ability to pay management fees pursuant to the Management Agreement (as defined). See "Related Transactions" and "Description of Senior Notes--Certain Covenants--Restricted Payments."

ACQUISITIONS

     Pursuant to its business strategy, in January 1997, the Company consummated the acquisition of BCE, a group of Conveyor Equipment companies in Australia, and on April 1, 1997, the Company consummated the acquisition of Hewitt-Robins, a United States manufacturer of idlers. See "Business -- Acquisitions."

     The Company will continue to search for strategic acquisitions that add complementary product lines, expand its technological capabilities, broaden its geographic reach or otherwise support its business strategy and presently is in discussions with other potential acquisition candidates. There can be no assurance that the Company will be able to identify other desirable acquisition candidates or that the Company will be successful in consummating any acquisition on terms favorable to the Company, if at all. See "Risk Factors--Risks Attendant to Acquisition Strategy."

     THE FOLLOWING DISCUSSION OF RESULTS OF OPERATIONS AND BACKLOG REFLECTS THE RESULTS OF CONTINENTAL (INCLUDING BCE) AND GOODMAN ON A COMBINED BASIS, EXCLUDING THE HEWITT-ROBINS ACQUISITION. PRIOR TO THE FORMATION OF THE COMPANY, CONTINENTAL AND GOODMAN WERE OPERATED SEPARATELY BUT WERE UNDER THE COMMON CONTROL OF NES GROUP, INC. SEE "THE COMPANY." A DISCUSSION OF THE RESULTS OF OPERATIONS AND BACKLOG OF BCE FOLLOWS THE DISCUSSION OF CONTINENTAL AND GOODMAN COMBINED.

                   THE COMPANY AND ITS PREDECESSOR COMPANIES,
                        CONTINENTAL AND GOODMAN COMBINED

RESULTS OF OPERATIONS

     The following table sets forth, on a comparative basis, certain income statement data as a percentage of net sales for the last three fiscal years ended December 31 and the three-month periods ended March 31, 1996 and March 31, 1997.


                                                                                  THREE MONTHS
                                                          YEARS ENDED                 ENDED
                                                          DECEMBER 31,              MARCH 31,
                                                    ------------------------     ---------------
                                                     1994     1995     1996       1996     1997
Net sales.........................................   100.0%   100.0%   100.0%     100.0%   100.0%
Cost of products sold.............................    82.7     81.5     79.9       80.7     80.1
Gross profit......................................    17.3     18.5     20.1       19.3     19.9
SG&A expenses.....................................    11.5      7.6      9.4        8.4     11.6
Management fee....................................     1.5      1.4      2.2        2.1      1.6
Operating income..................................     4.3      9.5      8.5        8.9      6.7


THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

     Net Sales. Net sales increased $7.1 million, or 17.8%, from $40.0 million in 1996 to $47.1 million in 1997. Of the increase, $6.5 million was due to the acquisition of BCE and the balance of the increase of $0.6 million was due to increases of $2.6 million in the Company's Mining Equipment business due to a major mining project and $1.4 million in Conveyor Components, partially offset by decreases of $2.1 million in the Engineered Systems relating to completion of two international projects and a decrease of $1.3 million in Other Products, primarily Mobile Home axles.

     Gross Profit. Gross profit increased $1.7 million, or 22.1%, from $7.7 million in 1996 to $9.4 million in 1997 due to the BCE acquisition for $1.6 million and $0.1 million of the net sales increase from Mining Equipment, Conveyor Components, Engineered Systems and Other Products.

     SG&A Expenses. Selling, General and Administrative expenses, not including management fees ("SG&A Expenses"), increased $2.1 million, or 63.6%, from $3.3 million in 1996 to $5.4 million in 1997. This increase results from $2.0 million of expenses for BCE which includes redundancies of $0.2 million for staffing and office expenses which are in the process of being eliminated and will be reflected in future periods and $0.1 million of increased expenses for customer sales support and marketing for the domestic subsidiaries of the Company.

     Operating Income. Operating income decreased $0.3 million, or 8.6%, from $3.5 million in 1996 to $3.2 million in 1997 due to the increase in SG&A Expenses of $2.1 million which was partially offset by the increase in gross profit of $1.7 million and a decrease in management fee of $0.1 million. As a result of these factors, operating income from the Company's U.S. operations increased $0.1 million from 1996 to 1997. This increase was offset by a $0.5 million operating loss from BCE in the first quarter of 1997 due to delays in receipt of major contracts anticipated early in the quarter, which were recently awarded to BCE.


     Extraordinary Item. The extraordinary gain of $0.9 million in 1996 resulted from the early extinguishment of a subordinated promissory note with a carrying value of $1.4 million.



YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


     Net Sales. Net sales decreased $9.7 million, or 6.3%, from $153.2 million in 1995 to $143.5 million in 1996. This decrease was primarily due to a reduction of $13.4 million attributable to lower sales in the Engineered Systems and Mining Equipment business areas. Engineered Systems sales in 1995 included sales related to a major dam project which were not repeated in 1996. The balance of the decrease primarily occurred in the Conveyor Components business area. The aggregate decrease was partially offset by a $0.6 million increase in Bulk Conveyor Equipment sales and a $4.0 million increase attributable to sales from the Company's Australian subsidiary, which in 1995 was part of a joint venture which was terminated in 1996. Net sales pursuant to preferred supplier arrangements were $45.0 million, or approximately 31.4% of 1996 net sales compared to $45.0 million, or 29.4% of net sales, in 1995.

     Gross Profit. Gross profit increased $0.5 million, or 1.9%, from $28.3 million in 1995 to $28.8 million in 1996 due to an increase in the Company's gross profit margin (expressed as a percentage of net sales) from 18.5% in 1995 to 20.1% in 1996. The increase in gross profit margin resulted from reduced warranty expenses and margin improvements in the Mining Equipment, Bulk Conveyor Equipment, Engineered Systems and Other Products business areas.

     SG&A Expenses. SG&A expenses, which do not include management fees ("SG&A Expenses"), increased $1.8 million, or 15.4%, from $11.7 million in 1995 to $13.5 million in 1996. This increase consisted primarily of $0.8 million of expenses related to the Company's Australian Subsidiary, and expenses related to the BCE Acquisition and the Company's Australian subsidiary, increased travel expenses for United States-based salespeople, and increased research and development and sales support services.

     Operating Income. Operating income decreased $2.4 million, or 16.3%, from $14.5 million in 1995 to $12.1 million in 1996 due to the increase in SG&A Expenses of $1.8 million and an increase in management fees of $1.1 million, which was partially offset by the increase in gross profit of $0.5 million.


     Extraordinary Item. The extraordinary gain of $0.9 million in 1996 resulted from the early extinguishment of a subordinated promissory note with a carrying value of $1.4 million.



YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     Net Sales. Net sales increased $39.2 million, or 34.4%, from $114.0 million in 1994 to $153.2 million in 1995. The Company's underground Mining Equipment and Engineered Systems business areas accounted for $31.9 million, or 81.4%, of this increase due to increases in orders primarily from the Company's major coal customers pursuant to preferred supplier arrangements and due to new orders received in connection with a major civil engineering project. The balance of $7.3 million is comprised of $4.9 million from the Other Products area and $2.4 million from Bulk Conveyor Equipment net sales due to increased emphasis by the Company on the Bulk Conveyor Equipment market. Sales pursuant to preferred supplier arrangements in 1995 were $45.0 million, or approximately 29.4% of 1995 net sales, as compared to $11.5 million, or 10.1% of 1994 net sales.

     Gross Profit. Gross profit increased $8.5 million, or 43.3%, from $19.7 million in 1994 to $28.3 million in 1995. Of the increase, $5.9 million, or 68.8%, resulted from the increase in net sales discussed above. The balance of $2.7 million, or 31.2%, of the increase was a result of improved manufacturing utilization in Conveyor Components due to an increase in manufacturing volume from year to year. As a result, the gross profit margin increased from 17.3% in 1994 to 18.5% in 1995.

     SG&A Expenses. SG&A Expenses decreased $1.4 million, or 10.7%, from $13.1 million in 1994 to $11.7 million in 1995. The decrease was attributable to $2.3 million in net contract settlement costs in 1994. This decrease was partially offset by an increase of $0.9 million of costs in support of the increased 1995 net sales. As a percentage of net sales, excluding net contract settlement costs in 1994, SG&A Expenses as a percentage of net sales decreased from 11.5% in 1994 to 7.6% in 1995, primarily attributable to an increase in net sales and the fixed nature of a portion of costs.

     Operating Income. Operating income increased $9.6 million, or 193.6%, from $4.9 million in 1994 to $14.5 million in 1995. Of this increase, $8.6 million, or 88.5%, was attributable to the increased net sales and improved manufacturing utilization discussed above and $1.4 million was attributable to the reduction in SG&A Expenses partially offset by a $0.4 million increase in the management fee.


BACKLOG


     Backlog at March 31, 1997 increased $15.4 million, or 59.2%, from $26.0 million at March 31, 1996 to $41.4 million at March 31, 1997 primarily due to the BCE acquisition. During April 1997, the Company's backlog increased to $56.0 million, primarily due to additional customer orders received by BCE. Approximately 85% of the backlog is expected to be shipped in 1997. Through April 1997, BCE received approximately $20.0 million in customer orders which require the expenditure of sales, marketing and other costs during this period for realization of sales in future periods.

                                      BCE

     (The discussion below reflects Australian Dollars and Australian GAAP)

     The following table sets forth, on a comparative basis, certain income statement data as a percentage of revenues for the two six-month periods ended December 31, 1996 and 1995, respectively, and for the fiscal years ended June 30, 1996 and 1995.

                                                                                 SIX MONTHS
                                                        YEARS ENDED                 ENDED
                                                          JUNE 30,              DECEMBER 31,
                                                  ------------------------     ---------------
                                                   1994     1995     1996       1995     1996
Total revenue...................................   100.0%   100.0%   100.0%     100.0%   100.0%
Operating profit before abnormal items and
  income tax....................................     0.4      3.2     12.2       14.5      0.5
Abnormal items before income tax................      --       --     (2.2)        --      0.7
Adjusted EBITDA(1)..............................     4.1      5.5     14.3       16.4      3.3
Net cash provided by (used in) operating
  activities....................................    (3.0)     6.2      4.5        2.2      4.3

---------------

(1) Adjusted EBITDA, with respect to BCE only, is operating profit before interest, taxes, depreciation, amortization and abnormal items. Adjusted EBITDA and net cash provided by (used in) operating activities have been included because the Company uses them to analyze its ability to service its debt, the Company's lenders use them for the purpose of analyzing the Company's performance with respect to the credit agreement and the Indenture and the Company understands that they are used by certain investors as measures of a Company's historical ability to service debt. Adjusted EBITDA
    (i) should not be considered in isolation, (ii) is not a measure of performance calculated in accordance with accounting principles generally accepted in Australia, (iii) should not be construed as an alternative or substitute for operating profit, operating profit after income tax, or net cash provided by operating activities in analyzing the Company's operating performance and (iv) should not be used solely as an indicator of the Company's operating performance or ability to meet all cash needs.

SIX MONTHS ENDED DECEMBER 31, 1996 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
1995

     Total Revenue. Total revenue decreased $8.5 million, or 30.2%, from $28.3 million in the 1995 period to $19.7 million in the 1996 period. This decrease was attributable to a lower level of projects in the 1996 period compared to the 1995 period. Four major projects which were originally scheduled to be undertaken in the second half of 1996 were awarded to the Company in January 1997. Revenues from such projects, including

$2.4 million from additions to a 1996 coal mining project in Australia and $6.1 million from three mining projects in various other Pacific Rim countries, are expected to be recognized in 1997.

     Operating Profit Before Abnormal Items and Income Tax. Operating profit before abnormal items and income tax decreased $4.0 million, or 97.7%, from $4.1 million in the 1995 period to $0.1 million in the 1996 period. The operating profit before abnormal items and income tax margin declined from 14.5% in the 1995 period to 0.5% in the 1996 period. The decrease was due to (i) the lower sales volume discussed above and (ii) an increase in lower-margin, competitively bid projects in the 1996 period compared to the 1995 period, which was characterized by a greater percentage of higher-margin, privately negotiated projects.

     Abnormal Items Before Income Tax. Abnormal items before income tax in the 1996 period reflect a net refund of $0.1 million in consulting fees.

     Adjusted EBITDA. Adjusted EBITDA decreased $4.0 million, or 86.0%, from $4.6 million in the 1995 period to $0.7 million in the 1996 period. This decrease was attributable to the factors discussed above.

FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

     Total Revenue. Total revenue increased $12.8 million, or 33.7%, from $38.1 million in the 1995 period to $50.9 million in the 1996 period. Approximately $8.0 million of this increase was attributable to higher levels of installation, maintenance and repair of conveyor equipment in Australia. The balance of the revenue increase, or $4.8 million, was principally due to a $1.3 million increase in sales of conveyor control equipment and a $3.0 million increase in conveyor products revenue.

     Operating Profit Before Abnormal Items and Income Tax. Operating profit before abnormal items and income tax increased $5.0 million from $1.2 million in the 1995 period to $6.2 million in the 1996 period. This increase was due to the $4.7 million increase in gross profit reflecting (i) the higher revenue discussed above, and (ii) an increase in margin attributable to a more favorable product mix between privately negotiated and competitively bid projects partially offset by a $2.3 million increase in expenses related to the increase in Total Revenue. Depreciation expenses increased by $0.3 million, or 46%, due principally to higher depreciation expense associated with purchases of new plant and equipment.

     Abnormal Items Before Income Tax. Abnormal items before income tax in the 1996 period reflect one-time superannuation benefit of $0.8 million pursuant to the terms of the BCE Acquisition and $0.3 million of related legal and consulting fees.

     Adjusted EBITDA. Adjusted EBITDA increased $5.2 million to $7.3 million in the 1996 period from $2.1 million in the 1995 period. This increase was attributable to the growth in revenue and operating profit discussed above.

FISCAL YEAR ENDED JUNE 30, 1995 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1994

     Total Revenue. Total revenue increased $20.3 million from $17.8 million in the 1994 period to $38.1 million in the 1995 period. This increase was due to
(i) new mining projects of $15.6 million, (ii) an increase of $3.4 million in engineered services contracts and (iii) the inclusion of a full year of the sales of the conveyor controls business acquired in May 1994, which contributed $1.3 million to the increase in revenues.

     Operating Profit Before Abnormal Items and Income Tax. Operating profit before abnormal items and income tax increased $1.2 million from $0.1 million in the 1994 period to $1.2 million in the 1995 period. This increase was due to an increase in operating profitability, partially offset by an increase in selling expenses associated with the higher level of Total Revenue.

     Adjusted EBITDA. Adjusted EBITDA increased $1.4 million from $0.7 million in the 1994 period to $2.1 million in the 1995 period. This increase was due to the factors discussed above.

BACKLOG

     Backlog at December 31, 1996 was $29.9 million as compared to $16.1 million and $14.7 million at December 31, 1995 and 1994, respectively.

                                  THE COMPANY
           (The discussion below reflects U.S. Dollars and U.S. GAAP)

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by (used in) operating activities for the three months ending March 31, 1997 and 1996 was $(0.9) million and $3.8 million, respectively. Net cash used in operating activities in 1997 primarily was due to an increase in working capital employed to support a higher level of sales. Net cash provided in 1996 was primarily due to higher operating profits partially offset by changes in working capital.

     Net cash used in investing activities for the three months ending March 31, 1997 and 1996 was $7.7 million and $0.2 million, respectively. The expenditures in 1997 represented primarily the acquisition of BCE for $7.2 million. The balance of expenditures in 1997 and for 1996 represented the purchase of property, plant and equipment.

     Net cash provided by (used in) financing activities for the three months ending March 31, 1997 and 1996 was $8.8 million and $(2.9) million, respectively. Cash provided by financing activities in 1997 was due to an increase in borrowing obligations for the BCE Acquisition, offset by principal payments on long term obligations. Net cash used for financing in 1996 consisted principally of the repayment of notes payable and retirement of long term obligations. Distributions for income taxes of $1.5 million in 1997 and $1.1 million in 1996 were made pursuant to the Tax Sharing Agreement.


     Adjusted EBITDA (see discussion and calculation in footnote 7 on pages 32 and 33 of this Prospectus) decreased $0.1 million, or 2.2%, from $4.6 million in 1996 to $4.5 million in 1997 due to the decrease in operating income partially offset by an increase in depreciation and amortization expenses from BCE.


     Net cash provided by (used in) operating activities for the years ended December 31, 1996, 1995, and 1994 was $9.9 million, $10.6 million and ($1.8)
million, respectively. Net cash provided in 1996 was primarily due to operating profit offset by minor changes in working capital. Net cash provided in 1995 was primarily due to higher operating profits due to increased net sales, partially offset by an increase in working capital employed to support the higher sales level.

     Net cash used in investing activities for the years ended December 31, 1996, 1995 and 1994 was $0.6 million, $0.8 million and $1.2 million, respectively. These expenditures represented the acquisition of property, plant and equipment in each period.

     Net cash used in financing activities for the years ended December 31, 1996, 1995 and 1994 was $8.6 million, $11.3 million and $2.6 million, respectively. The net cash used in financing activities during 1996 consisted principally of the repayment of notes payable and retirement of long-term obligations. The net cash used in financing activities during 1995 consisted of the funding of a $20 million partnership distribution net of a $9.9 million increase in notes payable and long-term obligations. Partnership distributions of $4.1 million in 1996, $4.7 million in 1995 and $1.4 million in 1994 were made to provide funds to the partners for payment of income taxes.


     Adjusted EBITDA (see discussion and calculation in footnote 7 on pages 32 and 33 of this Prospectus) decreased $1.2 million, or 6.6%, from $17.5 million in 1995 to $16.3 million in 1996, primarily due to the $1.8 million increase in SG&A Expenses, partially offset by the $0.5 million increase in gross profit. Adjusted EBITDA increased $10.1 million, or 135.2%, from $7.4 million in 1994 to $17.5 million in 1995 primarily due to the $9.6 million increase in operating income.


     The net proceeds of the Series A Notes Offering were approximately $115.2 million. The Company utilized a portion of the net proceeds of the Series A Notes Offering (i) to refinance certain indebtedness in the aggregate principal amount of approximately $36.0 million, including indebtedness in the amount of $35.3

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

million under the Existing Credit Facility (which included $11.3 million incurred for the BCE Acquisition) and certain other indebtedness; (ii) to fund the Hewitt-Robins Acquisition in the amount of $13.1 million; (which amount was subsequently reduced to approximately $12.6 million, subject to a negotiated price adjustment for working capital); (iii) to pay fees and expenses incurred in connection with the Series A Notes Offering of approximately $4.8 million; and (iv) to fund a dividend to the sole stockholder of the Company of $40.0 million. The Company expects the remaining net proceeds of the Series A Notes Offering, in the amount of approximately $26.6 million, to be used for general corporate purposes, including future acquisitions to the extent permitted by the Indenture. Concurrently with the closing of the Series A Notes Offering, the Company retired its existing credit facility, which at the time had $5 million of availability, and entered into the Revolving Credit Facility. No funds have been withdrawn from, and $30 million is currently available under, the Revolving Credit Facility. Net cash provided by the Series A Notes Offering, along with the availability under the Revolving Credit Facility and the Australian Revolving Credit Facility, to the extent permitted by the Indenture, is expected to provide sufficient funds to finance the Company's operational needs and acquisition strategy. See "Description of Certain Indebtedness" and "Business -- Acquisitions."

     The Company has substantial indebtedness and significant debt service obligations. As of March 31, 1997, on a pro forma basis after giving effect to the Series A Notes Offering, the application of the net proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition, the Company would have had total long-term indebtedness, including current maturities, of $125.9 million and a stockholder's deficit of $37.4 million. Subject to restrictions under the Revolving Credit Facility, the Australian Revolving Credit Facility and the Indenture, the Company and its Subsidiaries may incur additional indebtedness from time to time. See "Capitalization," "Description of Senior Notes--Certain Covenants" and "Description of Certain Indebtedness." On a pro forma basis, after giving effect to the Series A Notes Offering, the application of the net proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition, the Company would have had a ratio of earnings to fixed charges of 1.4. The Company's high degree of leverage could have important consequences to the holders of the Series B Notes including, without limitation, the following: (i) a substantial portion of the Company's cash provided from operations will be committed to the payment of debt service and will not be available to the Company for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; and (iii) the Company's levels of indebtedness may limit the Company's flexibility in reacting to changes in its business environment. See "Risk Factors," "Description of Certain Indebtedness" and "Description of Senior Notes."

     In January 1997, the Company acquired BCE for $7.1 million in cash and notes to sellers in the amount of $4.8 million. The cash portion of the purchase price was funded under an expansion of the Company's then-existing lines of credit.

     The Company's primary capital requirements (excluding acquisitions) consist of capital expenditures and debt service. The Company estimates that approximately $2.0 million is required in each of 1997 and 1998 for the maintenance and improvement of its facilities. On a pro forma basis, after giving effect to the Series A Notes Offering, the application of the net proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition, the Company would have had total interest expense in 1996 of approximately $14.1 million.

     The Company's principal source of cash to fund debt service and capital requirements is cash generated from operating activities. Upon consummation of the Exchange Offer, the Company expects to have approximately $30.0 million of availability under the Revolving Credit Facility and approximately $27.8 million in cash balances.

                                    BUSINESS

     The Company believes it is a leading international manufacturer and supplier of Conveyor Equipment for use in the coal mining industry. Based on 1996 pro forma net sales, the Company estimates it has approximately a 40% share of the United States market for idlers used in aboveground Conveyor Equipment applications and a significantly higher share of the United States underground coal mining Conveyor Equipment market. In addition, the Company believes it has a significant share of the Australian underground coal mining Conveyor Equipment market. The Company supplies 18 of the top 25 coal producers in the United States with its products, which include substantially all of the components required to transport coal by conveyor from the coalface to the surface. The Company also provides design and engineering assistance and upgrade and maintenance services with respect to Conveyor Equipment. Approximately 25% of the Company's pro forma net sales in 1996 were derived from the sale of replacement components. The Company has also utilized its technical knowledge and engineering capabilities to expand its customer base to include producers of rock and aggregate products, metals and minerals mining companies, tunneling firms and other industrial concerns. Sales to such customers comprised approximately 22% of the Company's Conveyor Equipment net sales in 1996. In 1996, the Company had pro forma net sales and Adjusted EBITDA of $191.1 million and $22.5 million, respectively.

     The Company benefits from a reputation among its customers for high-quality and reliable Conveyor Equipment products. The Company believes the quality and consistent performance of its products is an important determinant of its customers' selection of Conveyor Equipment because, although conveyors are a relatively small part of the total cost of a mining project, a conveyor system failure can have a disproportionately high impact on customer profitability. As a result of its reputation for quality, among other things, the Company has developed preferred supplier arrangements with several of the world's largest coal and mineral mining companies. Under these arrangements, the Company supplies substantially all of such customers' Conveyor Equipment needs and customers are assured of enhanced equipment availability. Sales from such arrangements accounted for approximately $45.0 million, or 24%, of the Company's 1996 pro forma net sales.

     The Company believes it is well positioned to continue to benefit from favorable trends in the coal industry worldwide. During the last ten years, coal consumption in the United States has generally experienced steady annual growth, reaching a record level of 941 million tons in 1995, the most recent year for which data are available. This steady growth in coal consumption is attributable to similar growth in the demand for electricity over such period and to the fact that in excess of 85% of domestic coal consumption is by the electric utility industry. Given coal's status as a relatively inexpensive and abundant resource for the production of electricity, domestically produced coal is expected to continue to play a significant role in production of electricity in the future. Historically, the volume of coal imported into the United States has not represented more than approximately 1% of domestic coal production. The Company believes the costs of transporting coal and the abundance of domestic coal reserves will continue to limit the level of coal imports in the future. In addition, the Company believes it will benefit from the increasing use of longwall mining in the coal mining industry, which accounted for 45% of domestic underground coal production in 1995 as compared to 27% in 1983. Longwall mining yields higher production of coal than conventional mining techniques, but also requires the use of more efficient and reliable high-load Conveyor Equipment of the type manufactured by the Company. The Company believes it has a significant share of the United States Conveyor Equipment market for longwall mining due to, among other things, its technological innovation and the reliability of its products. See "--Coal Industry."


     Based upon information published by The United States Department of Energy, Energy Information Administration, through 2015, worldwide coal consumption is projected to grow at a faster rate than coal consumption in the United States. By 2015, worldwide coal consumption is projected to reach 7.5 billion tons, an increase of approximately 50% from 1993 worldwide consumption levels. This forecasted increase is due principally to projected increases in demand for electricity in the newly industrialized countries of the Pacific Rim as a result of anticipated rapid economic growth in that region. Much of the increase in demand for coal is forecasted to be satisfied by increased production in Australia. Coal production in Australia is projected to grow at a compound annual growth rate of 2.8% through 2015, due primarily to its large coal reserves and its position as the world's largest coal exporter, with exports principally to Japan. Australia accounted for approximately 33% of world coal exports in 1993 and its coal exports are projected to grow from 142 million tons in 1993 to 260 million tons in 2015. The Company's recent acquisition of BCE significantly expands its presence in Australia and improves its ability to serve this high-growth region.

COMPETITIVE STRENGTHS

     The Company believes its strong competitive position in Conveyor Equipment is attributable to a number of factors, including:

- Broad Product Line Permits One-Stop Shopping. The Company's broad array of products enables it to supply substantially all of the Conveyor Equipment needs of its customers in the coal mining industry. Furthermore, the Company can provide integrated system solutions for underground mining utilizing computerized in-house "dynamic analysis" capabilities, thereby enabling it to develop customized equipment solutions while eliminating much of the engineering cost involved in integrating components from different vendors and enhancing customer productivity, safety and belt maintenance. The Company believes that its ability to provide such a range of products and services is a critical determinant in establishing preferred supplier arrangements with customers.

- Significant Installed Equipment Base. The Company believes its significant installed base of Conveyor Equipment is a key factor in obtaining orders for higher margin replacement components, which represented approximately 25% of 1996 pro forma net sales. This is principally because, once a supplier is established in an underground mine, it is time-consuming and expensive for a customer to switch to a competitor's product. In addition, underground mining customers frequently use a single vendor for all of their Conveyor Equipment needs.

- Technology and Quality Enhance Customer Productivity. The Company believes its Conveyor Equipment product development has contributed to overall productivity gains being sought by its customers. The Company employs over 70 engineers dedicated to customer-focused, productivity-enhancing, product and application development. Through its use of dynamic analysis and technological innovation, the Company has developed (i) the largest and some of the most technically demanding Conveyor Equipment applications in the United States, including an approximately four-mile underground mine conveyor and an approximately nine-mile tunnel-waste material conveyor and (ii) the HAC(R), which permits the use of a conveyor in applications where higher-cost transportation alternatives, such as trucks, would otherwise be required. In an independent study of Conveyor Equipment products conducted in 1994, the Company's products had the highest ratings for product reliability and performance. In addition, the Company believes that the high availability rate, or "uptime," of its products in its customers' operations promotes customer loyalty and is a substantial factor in generating business from new and existing customers.

- Low Cost Due to Economies of Scale. The Company believes its market share enables it to achieve enhanced margins due to economies of scale in manufacturing and better fixed cost absorption.

- Experienced Management Team. The Company's senior managers, who have an average of over 20 years of experience in the Conveyor Equipment industry, have developed strong relationships with the Company's customers and have introduced significant new products to increase customer productivity.

BUSINESS STRATEGY

     The Company's business strategy is to continue to increase its market share in the international Conveyor Equipment market. To implement this strategy, the Company will:

- Increase Market Share Through Extending Preferred Supplier Arrangements. The Company seeks to enter into additional preferred supplier arrangements with new and existing customers, emphasizing the benefits of (i) its broad product range, (ii) the quality and reliability of its products, (iii) its ability to offer productivity-enhancing engineered solutions and (iv) its ability to serve such customers' Conveyor Equipment needs in designated geographic regions.

- Increase Market Share In Related Conveyor Applications. The Company seeks to expand its existing market share in Conveyor Equipment products for applications in specific industries, including aggregates, such as rock, gravel, glass and cement materials; pulp, paper and forest products; aboveground hard rock and mineral mining; food and grains; environmental, sewage and wastewater treatment; and tunneling. The

  Company believes it can continue to grow in these sectors by providing customers with products that lower maintenance and operating costs and improve productivity.

- Increase Market Share Through Product Line Extensions and Geographic Expansion. The international Conveyor Equipment market remains highly fragmented with many specialized manufacturers serving numerous market niches. The Company believes that many of these companies lack the capital resources, marketing network and depth of management to fully exploit their competitive positions. The Company will continue to search for strategic acquisitions that will allow it to fulfill substantially all of the Conveyor Equipment needs of new and existing customers or expand its technological capabilities. In addition, the Company seeks to expand its geographic reach through acquisitions that allow it to (i) enter into further global preferred supplier arrangements and (ii) exploit favorable trends in coal production and consumption outside the United States.

ACQUISITIONS

     In January 1997, the Company acquired BCE, which, through its subsidiaries, is a major manufacturer and supplier of Conveyor Equipment in Australia. The BCE Acquisition has further broadened the Company's product line with large ball bearing idler rollers preferred by certain equipment users and not previously offered by the Company. In addition, the BCE Acquisition has significantly increased the Company's manufacturing, engineering and service capabilities, as well as its customer base, in Australia, enabling the Company to serve Australian and Pacific Rim markets more efficiently and cultivate and/or strengthen relationships with major mining companies that are headquartered or have significant operations in Australia. Based on these factors, the Company believes the BCE Acquisition will strengthen its competitive position in the high-growth markets of the Pacific Rim and enhance its ability to obtain worldwide preferred supplier arrangements with multinational mining companies. The Company believes that the BCE Acquisition has already helped it to secure approximately $20 million of new business.

     On April 1, 1997, the Company acquired from W.S. Tyler Incorporated ("Tyler") substantially all of the assets used by Hewitt-Robins in connection with the conveyor component manufacturing business currently conducted at facilities in Pueblo, Colorado, and West Caldwell, New Jersey. The assets acquired in the Hewitt-Robins Acquisition are used in the manufacture of idlers in the United States and constitute a significant addition to the Company's existing Conveyor Components business area. See "--Products and Markets--Mining Equipment." Hewitt-Robins had net sales in 1996 of $15.1 million.

     The purchase price for the Hewitt-Robins Acquisition was approximately $12.6 million in cash plus the assumption of approximately $1.1 million of liabilities, subject to a negotiated price adjustment for working capital. The Company has entered into a one-year lease with two one-year renewal options relating to the Pueblo, Colorado facility with Tyler and intends to move the West Caldwell operations to the Pueblo facility and to other Company facilities. In addition, the Company has agreed to honor certain severance obligations relating to the termination of certain employees as a result of the Hewitt-Robins Acquisition. The Company believes these severance obligations will not exceed $0.3 million. Included in the assets being acquired is a two-year license to use certain trade names and trademarks. Tyler has agreed not to compete in the manufacturing, sale or distribution of idlers anywhere in the world for a period of five years after the closing of the transaction.

     The Company will continue to search for strategic acquisitions that add complementary product lines, expand its technological capabilities, broaden its geographic reach or otherwise support its business strategy and presently is in discussions with other potential acquisition candidates. There can be no assurance that the Company will be able to identify other desirable acquisition candidates or that the Company will be successful in consummating any acquisition on terms favorable to the Company, if at all. See "Risk Factors--Risks Attendant to Acquisition Strategy."

COAL INDUSTRY

     The source of all factual and forecast information regarding coal production, coal consumption and energy demand contained in this Prospectus is the United States Department of Energy, Energy Information Administration. All references in this Prospectus to "tons" mean "short tons."

     Although the Company serves customers in various markets, including rock and aggregate products, metals and minerals mining, construction and tunneling (which industries accounted for approximately 22% of the Company's Conveyor Equipment sales in 1996), the Company's largest end-user market is the coal mining business. See "Risk Factors--Significance of Coal Mining Industry to the Company."

  DOMESTIC

     The United States is the largest coal producer and consumer in the world. Although final figures are not yet available, 1996 domestic coal production is believed to have reached a record high of approximately 1.06 billion tons. Total domestic recoverable coal reserves are estimated at 263 billion tons, or 23% of the world's total recoverable reserves.

     During the last ten years, coal consumption in the United States has generally experienced steady annual growth, reaching a record level of 941 million tons in 1995, the last year for which data are available. This steady growth is attributable to similar growth in the demand for electricity over such period and to the fact that in excess of 85% of domestic coal consumption is by the electric utility industry. Given coal's status as a relatively inexpensive and abundant resource for the production of electricity, domestically produced coal is expected to continue to play a significant role in the production of electricity in the future.

     A key development in domestic coal production is the increasing use of longwall mining, which accounted for 45% of total U.S. underground coal production in 1995 as compared to 27% in 1983. Longwall mining is one of two basic methods of underground coal mining. The other method is room-and-pillar mining, which was historically the method used in the United States. In room-and-pillar mining, "rooms" are excavated and pillars of coal are left in place between the rooms to support the mine roof. In contrast, longwall mining involves the essentially complete extraction of the coal contained in a large rectangular block or "panel" of coal, following which the roof in the mined area is allowed to collapse. Working under steel canopies of hydraulic, moveable roof supports, a coal cutting machine cuts back and forth along the coal face, which is frequently between 800 to 1,000 feet in length. The cut coal is transported out of the mine by belt conveyors of the type made by the Company. Longwall mining yields higher production of coal than conventional mining techniques, but also requires the use of more efficient and reliable high-load Conveyor Equipment of the type manufactured by the Company.

  INTERNATIONAL

     Total world recoverable reserves of coal are estimated at 1,145 billion tons, sufficient to last another 230 years at current production rates. Although coal deposits are widely distributed, 57% of the world's reserves are located in three regions: the countries of the former Soviet Union (23%), the United States (23%) and China (11%). Another four countries, Australia, Germany, India and South Africa, account for an additional 28%. In 1993, these seven regions accounted for approximately 80% of total world coal production.


     Based upon information published by the United States Department of Energy, Energy Information Administration, through 2015, worldwide coal consumption is projected to grow at a faster rate than coal consumption in the United States. By 2015, worldwide coal consumption is projected to reach 7.5 billion tons, a 50% increase from current worldwide consumption. This forecasted increase is due principally to projected increased demand for electricity in the newly industrialized economies of the Pacific Rim. Asian coal consumption (excluding Japan) is projected to more than double to 3,931 million tons in 2015 from 1,777 million tons in 1993, with 1,725 million tons of the increase attributable to China. India is also poised for a substantial increase in coal usage, with consumption projected to rise by 320 million tons. These projected increases are based upon an outlook for strong economic growth and the expectation that much of the increased demand for energy will be met by coal. By 2015, coal is projected to meet 66% of the total demand for primary energy in China and 47% of such demand in India.

     Strong growth in coal usage in Japan is also anticipated, with demand projected to grow from 128 million tons in 1993 to 160 million tons in 2015. Japan imports more coal than any other country in the world. In 1993, Japanese coal imports amounted to 122 million tons, or 29% of world imports.

     Coal production in Australia is projected to grow at a compound annual growth rate of 2.8% through 2015, due primarily to Australia's large reserves and its position as the world's largest coal exporter. Australia accounted for approximately 33% of world coal exports in 1993 and its coal exports are projected to grow from 142 million tons in 1993 to 260 million tons in 2015, primarily as a result of increased coal consumption in the Pacific Rim.

     Another market characterized by high growth is Indonesia. Recoverable reserves have grown from three billion tons in 1989 to an estimated 35 billion tons currently, making the country the ninth largest in terms of coal reserves. Production likewise has grown, from less than one million tons in 1980 to 30 million tons in 1993.

PRODUCTS AND MARKETS

     The Company's Conveyor Equipment business is divided into four main business areas: Mining Equipment, Conveyor Components, Engineered Systems and Bulk Conveyor Equipment, as is more fully described below.

  MINING EQUIPMENT (47% OF 1996 PRO FORMA NET SALES)

     The Company's Mining Equipment business area is principally engaged in the design, manufacture and testing (and, outside the United States, installation, monitoring and maintenance) of complete belt conveyor systems and components for underground mining applications in the coal and other mining industries.

     The Company offers a full array of products and services on a worldwide basis to customers ranging from small, single-owner mines to very large, multi-site operations owned by large mining companies. The Company markets its Mining Equipment products and services using a "total systems" approach that encourages customers to maintain a close and continuing relationship with the Company from the earliest stages of a project throughout the full operational life of the conveyor system. Services provided by the Company as part of the relationship include (i) consultation regarding the mine plan relative to all conveying issues, (ii) computerized in-house "dynamic analysis" of system operation in the context of specific situations and applications in order to enhance productivity, safety and belt maintenance, (iii) on-site installation and maintenance and (iv) other full-service support throughout the life of the system.

     The basic components of a belt conveyor system and the various Mining Equipment products manufactured and sold by the Company for use in underground systems are summarized below.

     Idlers. A conveyor belt is supported by a series of idlers, each consisting of free-moving cylindrical or disk-shaped rollers with bearing shafts mounted on stands or suspended from wire ropes. Idlers can significantly impact belt life and system efficiency and are usually the second most costly part of a conveyor system, after the belt. The Company manufactures both tapered roller bearing idlers and ball bearing idlers. The Company's idlers are highly engineered for a variety of applications and are available in many different sizes, configurations and roll types. The Company's H-Plus Idler Rolls are designed for heavy duty mine applications and its SDX-Plus Idler Rolls feature patented technology to permit service in super-duty applications with extended service durability.

     Structure. Structure is the framework that supports the working components of a conveyor system. The Company manufactures and sells both wire rope and rigid frame structures. The wire rope design, which has been widely used in underground mining since the mid-1960s, uses two strands of wire rope for side support members and provides high portability and economy. The rigid frame design, which has gained in popularity with the growth of longwall mining, contains structural side channel members and boltless construction to provide extra support for high production applications.

     Terminals. A typical terminal consists of the drive, discharge, take-up and tail loading sections. The drive, which powers the conveyor system, is the most critical terminal component. Drives are highly engineered for specific applications and can have a significant impact on system productivity. The Company manufactures drives for a variety of applications, including a "low-coal" drive to deliver large-drive performance in a low-profile configuration for use in limited space situations. The Company believes its expertise in large-drive technology and related engineering techniques has enabled it to gain a significant share of the market for terminals used in the coal mining industry.

     Controllers. A controller regulates the acceleration time of the conveyor and is an interfacing device used to provide central sequencing and monitoring of conveyor systems and related mining operations. It may be used to generate graphic operator interfaces and reports for management to assist in the control and monitoring process. The Company's controllers are custom-designed and manufactured to meet the specific needs of each customer and to withstand the rigorous conditions present in underground mining and construction environments.

     Related Products. Other conveyor system elements manufactured by the Company for the Mining Equipment business area include products of a more specialized nature, such as belt storage units, constant tension winches, take-up units, belt winders, slider beds and scissor conveyors. These products efficiently provide for the storage, release, proper tension protection and handling of conveyor belts utilized in underground coal mining operations. For instance, the Company's constant tension winch is preferred for use in longwall mining applications, as it provides an extendible conveyor that can be advanced easily along the face of the mine during mining operations. The Company also manufactures and sells custom-designed impact bar assemblies, which deflect and absorb the impact energy of heavy loads on a conveyor belt, and a standard line of belt conveyor trippers, which can be added to a system to create intermediate discharge points along a conveyor. The Company does not manufacture the actual belting that is used in conveyor belt systems.

  CONVEYOR COMPONENTS (25% OF 1996 PRO FORMA NET SALES)

     The Company's Conveyor Components business area is principally engaged in the manufacture and sale of components (primarily idlers) for aboveground Conveyor Equipment systems which handle a wide variety of materials, from lighter materials such as grains to heavy or abrasive materials such as rock, crushed stone, iron ore and coal.

     The Conveyor Components products sold by the Company consist primarily of a wide variety of belt conveyor idlers in each of the classifications developed by the Conveyor Equipment Manufacturers Association ("CEMA"). CEMA Series B products are usually lower cost, light-duty products designed for materials handling applications in the sand and gravel industries. More durable CEMA Series C and D components are used primarily for handling coal and crushed stone. The CEMA Series E products are heavy duty components designed for heavy minerals (such as iron ore and copper) and large volume coal applications.

     The Company's product line in this business area has traditionally been strongest in the CEMA E Series. Based on 1996 CEMA estimates, the Company believes it is the market leader in domestic sales of CEMA E Series idlers, with a market share in the United States in excess of 45%. The Company's Conveyor Components products incorporate many proprietary concepts such as a patented end-pointed shaft and a patented lubrication system. Several new products have been added to the Company's product line as a result of the BCE Acquisition, including a premium ball bearing idler which had not been manufactured previously by the Company. The addition of this product improves the Company's competitive position in the market for CEMA B and C Series idlers and replacement components, generally broadens the product line and increases the range of customers with whom the Company is able to do business.

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

  ENGINEERED SYSTEMS (5% OF 1996 PRO FORMA NET SALES)

     The Company's Engineered Systems business area is principally engaged in the utilization of specialized project management and engineering skills to combine mining equipment products, purchased equipment, steel fabrication and other outside services into complete Conveyor Equipment systems that meet specific customer requirements. The scope of Engineered Systems' involvement in a project may vary from engineering and supply services to, in appropriate circumstances, complete projects for specialized conveying systems. The market for engineered conveying systems spans a wide spectrum of industries worldwide, including mining and construction (underground and surface), port and in-vessel facilities, power plants, cement plants, grain distribution facilities, municipal waste systems, pulp and paper mills, and synfuel and chemical plants.

     An important focus of the Engineered Systems business area has been the development of a patented high angle conveying system known as the HAC(R). The HAC(R) employs standard conveyor components in a "sandwich belt" arrangement, which permits more versatile and efficient handling than conventional methods of elevation such as the higher-cost use of trucks. The HAC(R) is capable of elevating and lowering materials on a continuous basis at up to a 90-degree angle, and has proven to be very durable in mining operations.

     Sales of the HAC(R) for use in construction, mining and tunneling projects in the United States accounted for approximately $1.7 million, or 18%, of the Company's Engineered Systems pro forma net sales in 1996. The Company believes that power generation, municipal waste handling and minerals and metals mining projects in the United States and abroad may create the potential for significant future Engineering Systems business.

  BULK CONVEYOR EQUIPMENT (3% OF 1996 PRO FORMA NET SALES)

     The Company's Bulk Conveyor Equipment business area is principally engaged in the design and manufacture of a complete line of Bulk Conveyor Equipment products, including screw conveyors, multi-flo drag conveyors and bucket elevators. The Company sells principally to the cement and lime, environmental, sewage and waste water treatment, pulp, paper and forest products, and grains and food processing industries. The Company markets its Bulk Conveyor Equipment products to original equipment manufacturers, through distributors and directly to end users.

     Screw conveyors represent the primary product within the Company's Bulk Conveyor Equipment business area, accounting for more than 80% of its Bulk Conveyor Equipment pro forma net sales in 1996. Screw conveyors are used to move a regulated volume of material from an inlet point to a discharge point and are commonly used in food processing applications. They are engineered and manufactured to CEMA standards and offer flexibility for use in a variety of applications. The Company also manufactures screw conveyors on a "private label" basis for various original equipment manufacturers.

     In addition, the Company manufactures multi-flo drag conveyors and bucket elevators. Multi-flo drag conveyors are a means of transporting dry bulk materials, such as grain, in a low friction, low agitation, self-cleaning manner, such that material degradation is reduced as compared to other conveyor systems. Bucket elevators are used to lift material from one level to another to be discharged into a chute or container through the utilization of buckets that are attached to and lifted by either a belt or chain.

  OTHER PRODUCTS (20% OF 1996 PRO FORMA NET SALES)

     In addition to its core business, the Company engages in two noncore businesses, the manufacturing of (i) axle components for mobile homes and (ii) air filtration equipment for use in enclosed environments, principally in the textile industry. The manufacturing requirements for these products are generally compatible with conveyor component production and thus maximize utilization of the Company's manufacturing facilities for its primary products. Although the Other Products business area accounted for approximately 20% of the Company's 1996 pro forma net sales, it accounted for a substantially smaller percentage of the Company's 1996 pro forma gross profit.

     Mobile Home Products (18.1% of 1996 pro forma net sales). The Mobile Home Products business, which accounted for approximately 24.2%, 22.0%, and 24.1% of the Company's net sales in 1996, 1995 and 1994, respectively, provides a variety of components to the manufactured housing industry. These components are used primarily in mobile homes and include axles, steel frame parts, rims and tires for the transportation of the home from the manufacturer to its final destination. New axles and frame parts are manufactured in the Company's facilities in Winfield, Alabama using similar raw materials as used in the Company's core business. Tires and rims are purchased for resale. Remanufactured axles and used tires, which are provided to the market from the Company's Eatonton, Georgia facility, constitute a major part of its Mobile Home Products business. The Company markets the products of its Mobile Home Products business directly to mobile home manufacturers. There is some seasonality in this business with the spring and summer months being stronger than the fall and winter months. Aggregate sales to three customers represented approximately 35% of the net sales of the Mobile Home Products business (or approximately 8% of total Company net sales) in 1996. The Company competes throughout the United States in its Mobile Home Products business on the basis of quality, price, reliability and availability. With respect to new axles and frame parts, the Company's primary competitor is Dexter Axle. The Company competes against numerous competitors with respect to remanufactured axles. This business does not have any significant backlog.



     Air Systems (1.5% of 1996 pro forma net sales). The Air Systems business primarily manufactures and sells air filtration equipment that is designed to remove fibrous particles and other matter from enclosed environments primarily for the textile industry and manufactures specialized baling equipment for the paper and fiberglass industries.


CUSTOMERS

     The Company markets its products worldwide through a variety of marketing channels with different customer focuses. Sales of Mining Equipment and Bulk Conveyor Equipment are primarily direct sales to mining companies and other end-users, original equipment manufacturers and engineering contractors. The Company sells its Conveyor Components products to original equipment manufacturers, engineering contractors and replacement part distributors to a diverse group of customers, primarily in the following industries: aggregates, such as rock, gravel, glass and cement materials; coal processing and mining; pulp, paper and forest products; aboveground hard rock and mineral mining; food and grains; and environmental, sewage and waste water treatment. Engineered Systems' sales are primarily direct sales to contractors and end users for applications in coal processing and mining, pulp and paper, composting systems, grain handling, cement products, open-pit mining and tunneling.


     On a pro forma basis, for 1996, the Company's net sales to A.T. Massey Group constituted approximately 12.4% of the Company's total net sales and net sales to the Cyprus Amax Group constituted approximately 8.0% of total net sales. For 1995 and 1994, net sales to A.T. Massey Group constituted approximately 13.9% and 6.1% of total net sales, respectively, and net sales to the Cyprus Amax Group constituted approximately 7.6% and 4.7% of total net sales, respectively. Pro forma net sales to the Company's top five Conveyor Equipment customers (A.T. Massey, Cyprus Amax, Consolidation Coal Group, Drummond Coal and United Central Industrial Supplies) represented approximately 26.1% of the Company's total pro forma net sales for 1996. Although the Company has preferred supplier arrangements with A.T. Massey, Cyprus Amax and other of its major customers pursuant to which the Company and such customers effectively operate on a long-term basis, such arrangements generally are not governed by long-term contracts and may be terminated at any time. A substantial portion of the Company's sales is on a project-by-project basis. See "Risk Factors-- Reliance on Significant Customers."


COMPETITION

     The Company faces strong competition throughout the world in all of its product lines. The various markets in which the Company competes are fragmented into a large number of competitors, many of which are smaller businesses that operate in relatively specialized or niche areas. In addition, a number of the Company's competitors have financial and other resources greater than those of the Company. Competitive considerations vary for each business area, but generally include quality, price, reliability, availability and service. See "Risk Factors--Competition."

SUPPLIERS

     The primary raw materials used by the Company to produce its products are steel and miscellaneous purchased parts such as bearings, electric motors and gear reducers. All materials are readily available in the marketplace. The Company is not dependent upon any single supplier for any materials essential to its business or not otherwise commercially available. The Company has been able to obtain an adequate supply of raw materials and no shortage of raw materials is currently anticipated.

FACILITIES

     The Company conducts its operations through the following primary facilities:

                               APPROXIMATE
          LOCATION            SQUARE FOOTAGE         PRINCIPAL FUNCTION          OWNED/LEASED
UNITED STATES:
  Winfield, Alabama..........     220,000      Headquarters; manufacturing      Owned
  Belton, South Carolina.....     191,000      Manufacturing                    Owned
  Salyersville, Kentucky.....     111,000      Manufacturing                    Owned
  Pueblo, Colorado...........      50,000      Manufacturing                    Leased(1)
  Eatonton, Georgia..........      22,000      Manufacturing                    Leased(2)
AUSTRALIA:
  Somersby, New South
     Wales...................      42,000      Manufacturing; engineering and   Owned
                                                testing; administration and
                                                sales
  MacKay, Queensland.........      32,000      Service and installation         Leased(3)
                                                support
  Geelong, Victoria..........      21,000      Manufacturing; engineering       Owned
  Wollongong, New South
     Wales...................       4,000      Manufacturing; engineering and   Leased(4)
                                                testing

-----------------------------

(1) Expires in April, 1998. The Company holds an option to renew such lease for two one-year terms.

(2) Expires in October, 2003. The Company holds an option to buy such property at the end of the lease term.

(3) Expires in August, 1997. The Company holds an option to renew such lease for a term of five years.

(4) Expires in April, 1998.

     In addition to the foregoing facilities, the Company has a number of leased warehouses and field sales offices in various locations throughout the United States and Australia. The Company believes that substantially all of its property and equipment is in a condition appropriate for its operations and that it has sufficient capacity to meet its current operational needs. It is anticipated that additional capacity will be necessary at the Geelong facility in order to accommodate expected increases in production. Each of the Company's United States facilities is subject to a mortgage securing payment of indebtedness under the Revolving Credit Facility. In addition, the Company's Somersby and Geelong facilities in Australia are subject to mortgages securing payment of certain indebtedness incurred by the Company in connection with the BCE Acquisition and under the Australian Revolving Credit Facility. See "Description of Certain Indebtedness."

EMPLOYEES

     As of April 30, 1997, the Company had approximately 1,070 employees, approximately 870 of whom were in the United States. In addition, the Company employs from time to time up to 140 short-term contract or temporary employees. Approximately 220 of the employees at the Company's Winfield facility are represented by The Aluminum, Brick and Glass Workers International Union and are covered by a three-year collective bargaining agreement that expires May 15, 1998. Approximately 100 of the production employees at two of the Company's Australian facilities are covered by collective bargaining agreements which are due to expire in 1998 and 1999, respectively. The Company has not experienced any work stoppages since 1971 and believes its relations with its employees are good.

ENVIRONMENTAL AND HEALTH AND SAFETY MATTERS

     The Company is subject to a variety of environmental standards imposed by federal, state, local and foreign environmental laws and regulations. The Company also is subject to the federal Occupational Health and Safety Act and similar foreign and state laws. The Company periodically reviews its procedures and policies for compliance with environmental and health and safety laws and regulations and believes that it is in substantial compliance with all such material laws and regulations applicable to its operations. Historically, the costs of compliance with environmental, health and safety requirements have not been material to the Company's Subsidiaries.

LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceeding which it believes could have a material adverse effect upon its results of operations or financial condition, or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business.

                             PRINCIPAL STOCKHOLDER

     The Company is a wholly owned subsidiary of NES Group, Inc., all of the capital stock of which is beneficially owned by Robert J. Tomsich.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company:

               NAME                   AGE               POSITION WITH THE COMPANY
C. Edward Bryant, Jr...............    62    President and Chief Executive Officer
Jimmy L. Dickinson.................    54    Vice President and Chief Financial Officer
Jerry R. McGaha....................    58    Senior Vice President of Sales and Engineering
Edward F. Crawford.................    57    Director
Donald F. Hastings.................    68    Director
Joseph L. Mandia...................    55    Director
Robert J. Tomsich..................    66    Director
John R. Tomsich....................    30    Director
James W. Wert......................    50    Director

     Set forth below is a brief description of the business experience of each director and executive officer of the Company.

     MR. BRYANT has served as President and Chief Executive Officer of the Company since its inception. Mr. Bryant has also served as President and Chief Executive Officer of Continental since 1982 and as Chairman of the Board of Directors of CCE Pty. Ltd. since 1996. In addition to the foregoing, Mr. Bryant's 41 years of experience with the Company and its Subsidiaries has included, among other things, 11 years as Executive Vice President of Continental from 1971 to 1982 and three years as Vice President/Sales of Continental from 1968 to 1971.

     MR. DICKINSON has served as Vice President and Chief Financial Officer of the Company since its inception. Mr. Dickinson has also served as Vice President of Finance of Continental since 1973, and as a Director of CCE Pty. Ltd. since 1993. In addition to the foregoing, Mr. Dickinson's 29 years of experience with the Company and its Subsidiaries has included four years as Controller of Continental from 1969 to 1973 and one year as an in-house attorney for Continental from 1968 to 1969.

     MR. McGAHA has served as Senior Vice President of Sales and Engineering of the Company since its inception. Mr. McGaha has also served as Senior Vice President of Sales and Engineering of Continental since 1996 and as Director of CCE Pty. Ltd. since 1996. In addition to the foregoing, Mr. McGaha's 31 years of experience with the Company and its Subsidiaries has included, among other things, six years as Vice President of Sales and Engineering of Continental from 1990 to 1996, four years as Vice President of Mining and Conveyor Equipment of Continental from 1986 to 1990 and ten years as Vice President of Sales of Continental from 1976 to 1986.

     MR. CRAWFORD has served as a Director of the Company since its inception. In addition to his service with the Company, Mr. Crawford has served as Chairman and Chief Executive Officer of Park-Ohio Industries, Inc. since 1992 and also as a Director of Park-Ohio Industries, Inc. from 1989 to 1991.

     MR. HASTINGS has served as a Director of the Company since its inception. In addition to his service with the Company, Mr. Hastings has served as Chairman and Chief Executive Officer of Lincoln Electric Company since 1992.

     MR. MANDIA has served as a Director of the Company since its inception. Mr. Mandia has also served as Group Vice President of NESCO, Inc. since 1988.

     MR. ROBERT TOMSICH has served as a Director of the Company since its inception. In addition, Mr. Robert Tomsich has served as President and Director of NESCO, Inc. (including predecessors of NESCO, Inc.) since 1956. Mr. Robert Tomsich is the father of Mr. John Tomsich.

     MR. JOHN TOMSICH has served as a Director of the Company since its inception. In addition, Mr. John Tomsich has served as Vice President of NESCO, Inc. since 1995 and in various other management positions with NESCO, Inc. since 1990. Mr. John Tomsich is the son of Mr. Robert Tomsich.

     MR. WERT has served as a Director of the Company since its inception. Prior to his service with the Company, Mr. Wert held a variety of executive management positions with KeyCorp, a financial services company based in Cleveland, Ohio, and KeyCorp's predecessor, Society Corporation. Mr. Wert served as Senior Executive Vice President and Chief Investment Officer of KeyCorp from 1995 to 1996. Prior to that time, he served as Senior Executive Vice President and Chief Financial Officer of KeyCorp for two years and Vice Chairman, Director and Chief Financial Officer of Society Corporation for four years. Since 1993, Mr. Wert has served as an outside Director, and currently serves as Chairman of the Executive and Compensation Committees of the Board of Directors, of Park-Ohio Industries, Inc.

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation of the Company's Chief Executive Officer and the other most highly compensated officers of the Company having total annual salary and bonus in excess of $100,000.


                                                      ANNUAL COMPENSATION
                                           -----------------------------------------
           NAME AND                                                   OTHER ANNUAL
      PRINCIPAL POSITION          YEAR      SALARY       BONUS       COMPENSATION(1)
C. Edward Bryant, Jr.,            1996     $145,008     $ 59,900         $ 6,512
  President and Chief             1995      144,797      298,115(2)       12,234
  Executive Officer               1994      121,704       40,772          11,193
Jerry R. McGaha,                  1996     $107,700     $ 25,027         $ 5,583
  Senior Vice President of
     Sales                        1995      103,350      121,187(2)        8,298
     and Engineering              1994       99,150       19,043           7,046
Jimmy L. Dickinson,               1996     $109,680     $ 25,514         $ 5,269
  Vice President and Chief        1995      105,240      121,577(2)        7,663
  Financial Officer               1994      100,800       20,654           6,703


---------------

(1) Amounts shown reflect contributions made by the Company on behalf of the named executives under the Continental Conveyor & Equipment Company Savings and Profit Sharing Plan and the Continental Conveyor & Equipment Company Retirement Plan for Salaried and Hourly (Non-Union) Employees at Salyersville, Kentucky. No amounts shown were received by any of the named executives.


(2) Includes special bonuses paid by NESCO, Inc. of $250,000 to Mr. Bryant, $100,000 to Mr. McGaha and $100,000 to Mr. Dickinson for services performed in connection with a financial restructuring of Continental. See "Related Transactions -- Special Bonuses Paid by Affiliate" below.


DIRECTOR COMPENSATION

     Each director of the Company not employed by the Company or any entity affiliated with the Company is entitled to receive $25,000 per year for serving as a director of the Company. In addition, the Company will reimburse such directors for their travel and other expenses incurred in connection with attending meetings of the Board of Directors.

                              RELATED TRANSACTIONS

COMPANY FORMATION AND PROCEEDS FROM THE SERIES A NOTES OFFERING

     The Company is a Delaware corporation formed on February 4, 1997 for the purpose of serving as a holding company for the operations conducted by Continental (including the BCE Subsidiaries) and Goodman. All of the capital stock of the Company has been issued to NES Group, Inc., which in turn, transferred to the Company all of the outstanding capital stock of Continental and Goodman. As a result, the Company is a wholly owned subsidiary of NES Group, Inc. and each of Continental and Goodman is a wholly owned subsidiary of the Company. See "The Company."

     All of the outstanding capital stock of NES Group, Inc. is beneficially owned by Robert J. Tomsich. Mr. Tomsich also beneficially owns all the outstanding capital stock of NESCO, Inc., which has entered into a management agreement with the Company as described below.

     As referenced under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in this Prospectus, the Company used a portion of the proceeds of the Series A Notes Offering to fund a dividend. As the Company's sole stockholder, NES Group, Inc. was the recipient of such dividend.

DIRECTORS AND OFFICERS INDEMNIFICATION

     The Company has entered into indemnification agreements with all of its Directors and executive officers, whereby the Company has agreed, subject to certain exceptions, to indemnify and hold harmless such person from liabilities incurred as a result of such person's status as a director or executive officer of the Company. In addition, the Company has entered into indemnification agreements with NESCO, Inc. and each director and executive officer of NESCO, Inc., whereby the Company has agreed, subject to certain exceptions, to indemnify and hold harmless NESCO, Inc. and each such director and executive officer in connection with the provision of services to the Company under the Management Agreement.

TAX PAYMENT AGREEMENT

     The Company, Continental and Goodman (each, a "Subsidiary") have entered into a tax payment agreement with NES Group, Inc. ("Tax Payment Agreement") providing for monthly payments by each Subsidiary to NES Group, Inc. in an amount equal to the greater of (i) the total federal, state, local and, under certain circumstances, foreign income tax liability attributable to such Subsidiary's operations for the monthly period, determined on an annualized basis, and (ii) one-twelfth the total federal, state, local and, under certain circumstances, foreign income tax liability attributable to such Subsidiary's operations for the year. The tax rates applied to such income are to be based on the maximum individual federal, state, local and foreign income tax rates imposed by Section 1 of the Internal Revenue Code of 1986, as amended, and by the equivalent provisions of state, local and foreign income tax laws. These tax payments will not recognize any future carry-forward or carry-back tax benefits to the Company, Continental or Goodman. Future direct and indirect Subsidiaries of the Company shall also become parties to the Tax Payment Agreement.

MANAGEMENT AGREEMENT

     Effective April 1, 1997, the Company and NESCO, Inc. entered into a management agreement ("Management Agreement"), the material terms of which are summarized below. Under the Management Agreement, NESCO, Inc. has agreed to provide general management oversight services on a regular basis for the benefit of the Company, in regard to business activities involving financial results, legal issues and long term planning relative to current operations and acquisitions. Business development services will include assistance in identifying and acquiring potential acquisition candidates, including negotiations and contractual preparations in connection therewith. Financial planning will include assistance in developing banking relationships and monitoring cash investments through professional money management accounts. Under the terms of the Management Agreement, the Company has agreed to pay NESCO, Inc. a management fee for such services equal to 5% of the Company's earnings before interest and estimated taxes, depreciation, amortization and other expense (income) (which fee would have been $1.184 million on a pro forma basis for 1996). The management fee will be payable in monthly installments. The Management Agreement will remain in effect until terminated by either party upon not less than 60 days' written notice prior to an anniversary date of the Management Agreement.

     The Company will also separately employ, as required, independent auditors, outside legal counsel and other consulting services. Such services will be paid directly by the Company.


SPECIAL BONUSES PAID BY AFFILIATE



     Messrs. Bryant, McGaha and Dickinson, the three executive officers of the Company, performed in an exemplary manner their duties as executive officers of Continental, particularly activities relating to operational and financial management matters, such that it was possible to put into place a financial restructuring of Continental in 1995. The financial restructuring permitted the payment of a $20 million distribution to NES Group, Inc., which is the parent of the Company. As set forth above under "Management -- Executive Compensation," NESCO, Inc. paid special nonrecurring bonuses in connection with this restructuring to Messrs. Bryant, McGaha and Dickinson in the respective amounts of $250,000, $100,000 and $100,000 in recognition of their services. Both NES Group, Inc. and NESCO, Inc. are beneficially owned by Robert J. Tomsich.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following descriptions summarize the material terms of the Revolving Credit Facility, the Australian Revolving Credit Facility and the Australian Seller Notes. The descriptions are only summaries and are qualified in their entirety by reference to the Revolving Credit Facility, the Australian Revolving Credit Facility and the Australian Seller Notes.

REVOLVING CREDIT FACILITY

     Continental, Goodman and Bank One, Cleveland, NA ("Bank One") are parties to a credit facility and security agreement dated September 14, 1992, as amended, restated and consolidated through March 28, 1997 (as so amended, the "Revolving Credit Facility") pursuant to which Bank One has provided Continental and Goodman jointly with, among other things, a line of credit equal to the lesser of (i) $30 million and (ii) 85% of the amount due and owing on eligible accounts receivable plus the lesser of (A) 55% of eligible inventory and (B) $12 million. The Revolving Credit Facility is guaranteed by the Company and secured by a lien on substantially all of the assets of Continental and Goodman. In addition, the Revolving Credit Facility contains certain financial and other covenants which, among other things, establish minimum debt coverage and net working capital requirements. The Revolving Credit Facility does not contain any restriction on the ability of the Company or any of its Subsidiaries to pay dividends or to make other distributions; provided, that such dividends or other distributions are not for the purpose of purchasing Series B Notes upon a Change of Control. The Revolving Credit Facility will be fully revolving until final maturity on March 28, 2000 and will bear interest at a fluctuating rate per annum equal to 125 basis points above Bank One's prime rate for commercial loans. Interest will be payable monthly.

AUSTRALIAN REVOLVING CREDIT FACILITY

     National Australia Bank Limited ("NABL") has provided BCE with a multi-option credit facility (the "Australian Revolving Credit Facility") in the maximum aggregate amount of approximately $4.1 million ("Borrowing Cap"). The Australian Revolving Credit Facility consists of four individual facilities which may be utilized in any mix at the discretion of BCE, subject to the overall Borrowing Cap. The individual facilities include: (i) a day-to-day cash flow facility which bears interest at rate based on NABL's base rate and is subject to an annual service fee of 0.40%; (ii) a performance guarantee facility which is subject to an annual fee of 0.8% on the face value of any bank guarantee and 0.375% on the face value of any documentary letter of credit;
(iii) a payroll processing facility which is subject to a nominal annual fee; and (iv) a lease/lease purchase facility which is subject to NABL's usual terms and conditions. The day-to-day cash flow facility expires November 30, 1997 and all other facilities expire on November 30, 1999. The Australian Revolving Credit Facility is guaranteed by each of the BCE Subsidiaries and secured by a lien on substantially all of the assets of the BCE Subsidiaries. In addition, the Australian Revolving Credit Facility contains certain financial and other covenants which, among other things, establish a minimum interest coverage requirement and restrict the transfer of more than a 20% interest in BCE to any third party. The Australian Revolving Credit Facility contains no restriction on the ability of BCE or any of its subsidiaries to pay dividends or to make other distributions.

AUSTRALIAN SELLER NOTES

     In addition to the Revolving Credit Facility and the Australian Revolving Credit Facility, four notes, in an aggregate principal amount of approximately $4.5 million (the "Australian Seller Notes"), will remain as outstanding obligations of the Company following the Exchange Offer. The first three notes, each in the principal amount of $1.37 million, and the remaining note, in the principal amount of $.46 million, all bear interest at a rate equal to 1% over the 90 day domestic rate for Australian commercial bank bills and mature in January, 2002. All of the Australian Seller Notes are guaranteed by Continental and secured by a second priority lien on substantially all of the assets of BCE and the BCE Subsidiaries.

                          DESCRIPTION OF SENIOR NOTES

GENERAL

     The Series A Notes were, and the Series B Notes will be, issued pursuant to the Indenture. The terms of the Senior Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Senior Notes are subject to all such terms, and Holders of Senior Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this summary, the term "Company" refers only to Continental Global Group, Inc. and not to any of its Subsidiaries.

     The Series A Notes are, and the Series B Notes will be, senior unsecured obligations of the Company ranking pari passu in right of payment with all current and future unsecured senior Indebtedness of the Company and senior to all subordinated Indebtedness of the Company. The Company is party to the Revolving Credit Facility and all borrowings under the Revolving Credit Facility are secured by a first priority lien on substantially all of the assets of the Company's direct and indirect Subsidiaries (other than Foreign Subsidiaries). BCE and its Subsidiaries are party to the Australian Revolving Credit Facility and the Australian Seller Notes. As of December 31, 1996, on a pro forma basis after giving effect to the Series A Notes Offering, the application of the proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition, approximately $4.8 million would have been outstanding under the Revolving Credit Facility, the Australian Revolving Credit Facility and the Australian Seller Notes. All borrowings under the Australian Revolving Credit Facility are secured by a first priority lien on substantially all of the assets of BCE and its Subsidiaries. The Australian Seller Notes are secured by a second priority lien on substantially all of the assets of BCE and its Subsidiaries. The Indenture permits additional borrowings under the Revolving Credit Facility and the Australian Revolving Credit Facility in the future.

     The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Senior Notes. The Company's obligations under the Series A Notes are, and its obligations under the Series B Notes will be, jointly and severally guaranteed (the "Subsidiary Guarantees") by each direct and indirect Subsidiary of the Company (other than Foreign Subsidiaries) (each such Person, a "Subsidiary Guarantor" and, collectively, the "Subsidiary Guarantors"). The Subsidiary Guarantees are senior unsecured obligations of the Subsidiary Guarantors ranking pari passu in right of payment with all current and future unsecured senior Indebtedness of the Subsidiary Guarantors and senior to all subordinated Indebtedness of Subsidiary Guarantors. However, the Series A Notes are, and the Series B Notes will be, effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of each Foreign Subsidiary of the Company. Other than as provided by the terms of the covenant described under the caption "-- Certain Covenants--Additional Subsidiary Guarantees," CCE Pty. Ltd. and its Subsidiaries and any other Foreign Subsidiary, formed or acquired after the date of the Indenture, will not guarantee the Company's obligations under the Senior Notes. Any right of the Company to receive assets of any such Foreign Subsidiary upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Senior Notes to participate in those assets) will be effectively subordinated to the claims of that Foreign Subsidiary's creditors. On a pro forma basis, as of December 31, 1996, after giving effect to the Series A Notes Offering, the application of the net proceeds therefrom, the BCE Acquisition and the Hewitt-Robins Acquisition, the aggregate principal amount of secured indebtedness of the Company, secured indebtedness of the Subsidiary Guarantors and indebtedness of the Company's Foreign Subsidiaries which would have effectively ranked senior to the Senior Notes would have been approximately $6.3 million. The Indenture permits the Company and its Subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations. See "Risk Factors--Holding Company Structure; Rank of Series B Notes."

PRINCIPAL, MATURITY AND INTEREST

     The Senior Notes will be limited in aggregate principal amount to $120.0 million and will mature on April 1, 2007. Interest on the Senior Notes will accrue at the rate of 11% per annum and will be payable semiannually in arrears on April 1 and October 1, commencing on October 1, 1997, to Holders of record on the immediately preceding March 15 and September 15. Interest on the Senior Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Series A Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest and Liquidated Damages, if any, on the Senior Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of Senior Notes at their respective addresses set forth in the register of Holders of Senior Notes; provided that all payments of principal, premium, interest and Liquidated Damages, if any, with respect to Senior Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Series B Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES

     The Company's obligations under the Series A Notes are, and its obligations under the Series B Notes will be, jointly and severally guaranteed on a senior basis by each direct and indirect Subsidiary of the Company (other than Foreign Subsidiaries). The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are, and will be, limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk Factors--Fraudulent Transfer Considerations."

     The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless, other than with respect to a merger between a Subsidiary Guarantor and another Subsidiary Guarantor or a merger between a Subsidiary Guarantor and the Company, (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Senior Notes and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; (iii) such Subsidiary Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction), equal to or greater than the Consolidated Net Worth of such Subsidiary Guarantor immediately preceding the transaction; and (iv) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

     The Indenture provides that in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "-- Repurchase at Option of Holders--Asset Sales."

OPTIONAL REDEMPTION

     The Senior Notes will not be redeemable at the Company's option prior to April 1, 2002. Thereafter, the Senior Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

                                       YEAR                                PERCENTAGE
          2002...........................................................    105.500%
          2003...........................................................    103.667%
          2004...........................................................    101.833%
          2005 and thereafter............................................    100.000%

     Notwithstanding the foregoing, prior to April 1, 2000, the Company may on any one or more occasions redeem up to an aggregate of 33 1/3% of the original aggregate principal amount of Senior Notes at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of an offering of common stock of the Company; provided that at least 66 2/3% of the aggregate principal amount of Senior Notes originally issued remain outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days of the date of the closing of such offering.

SELECTION AND NOTICE

     If less than all of the Senior Notes are to be redeemed at any time, selection of Senior Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Senior Notes are listed, or, if the Senior Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Senior Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Senior Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Senior Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Senior Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Note. Senior Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     Except as set forth below under "Repurchase at the Option of Holders," the Company will not be required to make mandatory redemption or sinking fund payments with respect to the Senior Notes. REPURCHASE AT THE OPTION OF HOLDERS

  CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each Holder of Senior Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Senior Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Senior Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange

Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Senior Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Senior Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Senior Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Senior Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Senior Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Senior Notes so tendered the Change of Control Payment for such Senior Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a Series B Note equal in principal amount to any unpurchased portion of the Senior Notes surrendered, if any; provided that each such Series B Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Senior Notes to require that the Company repurchase or redeem the Senior Notes in the event of a takeover, recapitalization or similar transaction.

     The Company's other senior indebtedness contains prohibitions of certain events that would constitute a Change of Control. In addition, the exercise by the Holders of Senior Notes of their right to require the Company to repurchase the Senior Notes could cause a default under such present or future senior indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company's ability to pay cash to the Holders of Senior Notes upon a repurchase may be limited by the Company's then existing financial resources. See "Risk Factors--Purchase of Series B Notes Upon a Change of Control."

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange
Act) other than the Principal or his Related Parties (as defined below), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of the first transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the "beneficial owner" (as defined above), directly or indirectly, of more of the Voting Stock of the Company (measured by voting power rather than number of shares) than is at the time "beneficially owned" (as defined above) by the Principal and his Related Parties in the aggregate or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Senior Notes to require the Company to repurchase such Senior Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of the Principal or a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Principal" means Robert J. Tomsich.

     "Related Party" with respect to the Principal means (A) any 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of the Principal; or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of the Principal and/or such other Persons referred to in the immediately preceding clause (A); or (C) the estate of the Principal until such estate is distributed pursuant to his will or applicable state law.

     The Revolving Credit Facility currently prohibits the Company from repurchasing any Senior Notes, and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Senior Notes, the Company could seek the consent of the lenders under the Revolving Credit Facility or such future agreements relating to Indebtedness to the purchase of Senior Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company did not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing the Senior Notes. In such case, the Company's failure to purchase tendered Senior Notes would constitute an Event of Default under the Indenture.

  ASSET SALES

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Subsidiary is in the form of cash; provided that the amount of (x) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet), of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Senior Notes or such Subsidiary's Subsidiary Guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Subsidiary from such transferee that are immediately converted by the Company or such Subsidiary into cash, shall be deemed to be cash (to the extent of the cash received) for purposes of this clause (ii).

     Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay Indebtedness under the Revolving Credit Facility or the Australian Revolving Credit Facility or (b) to an investment in a Permitted Business through the making of a capital expenditure or the acquisition of other assets. Pending the final application of any such Net Proceeds, the Company may invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Senior Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Senior Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Senior Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Senior Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Senior

Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

     The Revolving Credit Facility currently prohibits the Company from repurchasing any Senior Notes. Any future credit agreements or other agreements relating to Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale Offer is required to be made at a time when the Company is prohibited from purchasing Senior Notes, the Company could seek the consent of the lenders under the Revolving Credit Facility or such future agreements relating to Indebtedness to the purchase of Senior Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company did not obtain such a consent or repay such borrowings, the Company would remain prohibited from purchasing the Senior Notes. In such case, the Company's failure to purchase tendered Senior Notes would constitute an Event of Default under the Indenture.

CERTAIN COVENANTS

  RESTRICTED PAYMENTS

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);
(ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Senior Notes or the Subsidiary Guarantees, except a payment of interest or principal at Stated Maturity; (iv) pay fees pursuant to, or make any other distribution in respect of, the Management Agreement; or (v) make any Restricted Investment (all such payments and other actions set forth in clauses
(i) through (v) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries on or after the date of the Indenture (excluding Restricted Payments permitted by clause (ii), (iii), (v) or (vi) of the next succeeding paragraph and excluding any Restricted Payment made on the date of the Indenture directly by the Company with the proceeds of the Series A Notes Offering is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the

     Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)
(ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis; and (v) payments by the Company or any Subsidiary of the Company, directly or indirectly, to NES Group, Inc. to satisfy tax obligations, in accordance with the Tax Payment Agreement as in effect on the date of the Indenture; provided that such amounts do not exceed the amounts that, without recognizing any tax loss carry forwards or carry backs, would otherwise be due and owing if the Company and its Subsidiaries were an independent, individual taxpayer; and (vi) so long as no Default or Event of Default has occurred and is continuing or would occur as a result thereof, the payment of fees pursuant to the Management Agreement, as in effect on the date of the Indenture; provided that the amount of fees paid pursuant to the Management Agreement in any calendar year shall not exceed an amount equal to five percent of the Company's earnings before interest, taxes, depreciation, amortization and miscellaneous expense (income).

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $5.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

  INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or a Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The Indenture also provides that the Company and any Subsidiary Guarantor will not incur any Indebtedness (other than Existing Indebtedness) that is contractually subordinated to any other Indebtedness of the Company or such Subsidiary Guarantor, respectively, unless such Indebtedness is also contractually subordinated to the Senior Notes or the Subsidiary Guarantee of such Subsidiary Guarantor, respectively, on substantially identical terms; provided, however, that no Indebtedness of the Company or any Subsidiary

Guarantor shall be deemed to be contractually subordinated to any other Indebtedness of the Company or such Subsidiary Guarantor, respectively, solely by virtue of being unsecured.

     The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (i) the incurrence by the Company or any Subsidiary Guarantor of Indebtedness under Credit Facilities; provided that the aggregate principal amount of all Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) outstanding under all Credit Facilities after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (i), does not exceed an amount equal to the greater of (x) $30.0 million and (y) the Borrowing Base;

          (ii) the incurrence by any Foreign Subsidiary of Indebtedness under Foreign Credit Facilities; provided that the aggregate principal amount of all Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Foreign Subsidiaries thereunder) outstanding under all Foreign Credit Facilities after giving effect to such incurrence, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (ii), does not exceed an amount equal to the greater of (x) $5.0 million and (y) the Foreign Borrowing Base;

          (iii) the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

          (iv) the incurrence by the Company and the Subsidiary Guarantors of Indebtedness represented by the Senior Notes and the Subsidiary Guarantees, respectively;

          (v) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations, sale and leaseback transactions, mortgage financings, purchase money obligations, capital expenditures or similar financing transactions, in each case with respect to (A) the respective properties, assets and rights of the Company or such Subsidiary as of the date of the Indenture, in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (v), not to exceed $10.0 million or (B) any properties, assets or rights of the Company or such Subsidiary acquired after the date of the Indenture, provided that the aggregate principal amount of such Indebtedness under this clause (v)(B) does not exceed 100% of the cost of such properties, assets or rights;

          (vi) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace any Indebtedness that was permitted by the Indenture to be incurred;

          (vii) the incurrence by the Company or any of the Subsidiary Guarantors of intercompany Indebtedness between or among the Company and any Subsidiaries that are Subsidiary Guarantors; provided, however, that
     (i) if the Company or a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Senior Notes and the Subsidiary Guarantees, respectively, and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Subsidiary Guarantor and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Subsidiary Guarantor shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, that was not permitted by this clause (vii);

          (viii) the incurrence by the Company or any of its Subsidiaries of Hedging Obligations in the ordinary course of business of the Company or any of its Subsidiaries; and

          (ix) the incurrence by the Company or any of its Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all

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

     Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (ix), not to exceed $10.0 million.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (ix) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

  SALE AND LEASEBACK TRANSACTIONS

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company and any Subsidiary Guarantor may enter into a sale and leaseback transaction if (i) the Company or such Subsidiary Guarantor could have
(a) (1) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock," or (2) incurred Indebtedness pursuant to clause (v) of the second paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "--Liens," (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company or the applicable Subsidiary Guarantor applies the proceeds of such transaction in compliance with, the covenant described above under the caption "--Asset Sales."

  LIENS

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except for Permitted Liens, unless the Senior Notes and the Subsidiary Guarantees are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

  DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Indenture, the Senior Notes and the Subsidiary Guarantees,
(c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (e) by reason of customary non-assignment provisions in leases or contracts entered into in the ordinary course of business and consistent with past practices, (f) mortgages or other purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, or (g) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

  MERGER, CONSOLIDATION, OR SALE OF ASSETS

     The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Senior Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; (iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and (v) each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to the Company's or the surviving Person's obligations under the Indenture and the Senior Notes.

  TRANSACTIONS WITH AFFILIATES

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that (A) any employment agreement entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary, (B) transactions between or among the Company and/or its Subsidiaries, (C) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments" and (D) the payment by the Company or its Subsidiaries of reasonable and customary fees to members of their respective Boards of Directors, in each case, shall not be deemed Affiliate Transactions.

  LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF WHOLLY OWNED
SUBSIDIARIES

     The Indenture provides that the Company (i) will not, and will not permit any Wholly Owned Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Wholly Owned Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Subsidiary of the Company), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly Owned Subsidiary and (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Repurchase at Option of Holders--Asset Sales," and (ii) will not permit any Wholly Owned Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Subsidiary of the Company.

  ADDITIONAL SUBSIDIARY GUARANTEES

     The Indenture provides that if the Company or any of its Subsidiaries shall after the date of the Indenture, (i) transfer or cause to be transferred in one or a series of transactions (whether or not related), any assets, businesses, divisions, real property or equipment having an aggregate fair market value (as determined in good faith by the Board of Directors) in excess of $1.0 million to any Subsidiary (other than a Foreign Subsidiary) that is not a Subsidiary Guarantor; (ii) acquire or create another Subsidiary (other than a Foreign Subsidiary); or (iii) any Subsidiary of the Company, that is not a Subsidiary Guarantor, guarantees any Indebtedness of the Company other than the Senior Notes, or pledges any of its assets to secure any Indebtedness of the Company other than the Senior Notes, then the Company will cause such Subsidiary to (A) execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Subsidiary shall unconditionally Guarantee all of the Company's obligations under the Senior Notes on the terms set forth in such supplemental indenture and
(B) deliver to the Trustee an opinion of counsel reasonably satisfactory to the Trustee that such supplemental indenture has been duly executed and delivered by such Subsidiary.

  BUSINESS ACTIVITIES

     The Company will not, and will not permit any Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

  PAYMENTS FOR CONSENT

     The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Senior Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Senior Notes unless such consideration is offered to be paid or is paid to all Holders of the Senior Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  REPORTS

     The Indenture provides that, from and after the earlier of the effective date of the Exchange Offer Registration Statement and the effective date of the Shelf Registration Statement, whether or not required by the rules and regulations of the Commission, so long as any Senior Notes are outstanding, the Company will furnish to the Holders of Senior Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Senior Notes remain outstanding, it will furnish to the Holders, to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the Senior Notes; (ii) default in payment when due of the principal of or premium, if any, on the Senior Notes;
(iii) failure by the Company or any Subsidiary to comply with the provisions described under the captions "--Repurchase at the Option of Holders--Change of Control;" "--Repurchase at Option of Holders--Asset Sales;" "--Certain Covenants--Restricted Payments;" "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock;" or "--Certain Covenants--Merger, Consolidation, or Sale of Assets;" (iv) failure by the Company or any Subsidiary for 60 days after notice to comply with any of its other agreements in the Indenture or the Senior Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (A)(i) is caused by a failure to pay when due at final stated maturity (giving effect to any grace period related thereto) any principal of or premium, if any, or interest on such Indebtedness (a "Payment Default") or (ii) results in the acceleration of such Indebtedness prior to its express maturity and (B) in each case, the principal amount of any such Indebtedness as to which a Payment Default shall have occurred, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed within 60 days after their entry;
(vii) certain events of bankruptcy or insolvency with respect to the Company, any of its Significant Subsidiaries or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; and (viii) the termination of the Subsidiary Guarantee of any Subsidiary Guarantor for any reason not permitted by the Indenture or the denial of any Person acting on behalf of any Subsidiary Guarantor of its obligations under any such Subsidiary Guarantee.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Senior Notes will become due and payable without further action or notice. Holders of the Senior Notes may not enforce the Indenture or the Senior Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Senior Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Senior Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes. If an Event of Default occurs prior to April 1, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Senior Notes prior to April 1, 2002, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Senior Notes.

     The Holders of a majority in aggregate principal amount of the Senior Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Senior Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Senior Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS


     The Indenture provides that no director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or any Subsidiary Guarantor under the Senior Notes, the Indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. The Indenture also provides that each Holder of Senior Notes by accepting a Senior Note waives and releases all such liability and that such waiver and release are part of the consideration for issuance of the Senior Notes and the Subsidiary Guarantees. It is the position of the Securities and Exchange Commission that, notwithstanding such waiver, holders of the Senior Notes will continue to have all rights and remedies that are otherwise available under the anti-fraud provisions of the federal securities laws.


LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company and the Subsidiary Guarantors may, at the option of their respective Boards of Directors and at any time, elect to have all of their respective obligations discharged with respect to the outstanding Senior Notes and Subsidiary Guarantees ("Legal Defeasance") except for (i) the rights of Holders of outstanding Senior Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Senior Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Senior Notes concerning issuing temporary Senior Notes, registration of Senior Notes, mutilated, destroyed, lost or stolen Senior Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the obligations of the Subsidiary Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Senior Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Senior Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Senior Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Senior Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Senior Note selected for redemption. Also, the Company is not required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed.

     The registered Holder of a Senior Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture, the Senior Notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Notes), and any existing default or compliance with any provision of the Indenture, the Senior Notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes (including consents obtained in connection with a tender offer or exchange offer for Senior Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Senior Notes held by a non-consenting Holder): (i) reduce the principal amount of Senior Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Senior Note or alter the provisions with respect to the redemption of the Senior Notes (other than provisions relating to the covenants described above under the caption "--Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Senior Note, (iv) waive a Default or Event of Default in the payment of principal of or premium or Liquidated Damages, if any, or interest on the Senior Notes (except a rescission of acceleration of the Senior Notes by the Holders of at least a majority in aggregate principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Senior Note payable in money other than that stated in the Senior

Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Senior Notes to receive payments of principal of or premium or Liquidated Damages, if any, or interest on the Senior Notes, (vii) waive a redemption payment with respect to any Senior Note (other than a payment required by one of the covenants described above under the caption "--Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder of Senior Notes, the Company and the Trustee may amend or supplement the Indenture, the Senior Notes or the Subsidiary Guarantees to cure any ambiguity, defect or inconsistency, to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes, to provide for the assumption of the Company's obligations to Holders of Senior Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Senior Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act or to allow any Subsidiary Guarantor to guarantee the Senior Notes.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company or any Subsidiary Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Senior Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Senior Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY; DELIVERY AND FORM

     The Series A Notes initially have been, and the Series B Notes initially will be, represented by one or more Senior Notes in registered, global form without interest coupons (collectively, the "Global Note"). The Global Note will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

     Except as set forth below, the Global Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note may not be exchanged for Senior Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes."

     The Senior Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

  DEPOSITORY PROCEDURES

     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Note, DTC will credit the accounts of Participants designated by the Trustee with portions of the principal amount of the Global Note and (ii) ownership of such interests in the Global Note will be shown on, and the transfer ownership thereof will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Note).

     The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in the Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the Senior Notes, see "--Exchange of Book-Entry Notes for Certificated Notes."

     EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTE WILL NOT HAVE SENIOR NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF SENIOR NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

     Payments in respect of the principal and premium and Liquidated Damages, if any, and interest on the Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee have treated, and will continue to treat, the persons in whose names the Senior Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Note, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Note or
(ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the Senior Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Note as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of Senior Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the Senior Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Senior Notes for all purposes.

     Interests in the Global Note will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Senior Notes only at the direction of one or more Participants to whose account DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of the Senior Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Senior Notes, DTC reserves the right to exchange the Global Note for legended Senior Notes in certificated form, and to distribute such Senior Notes to its Participants.

     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

     The Global Note is exchangeable for definitive Senior Notes in registered certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Senior Notes in certificated form or (iii) there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the Senior Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated Senior Notes upon request but only upon at least 20 days' prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated Senior Notes delivered in exchange for the Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

  CERTIFICATED SECURITIES

     Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Senior Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Senior Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Senior Notes in such form will be issued to each person that the Global Note Holder and DTC identify as being the beneficial owner of the related Senior Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of Senior Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

  NEXT DAY SETTLEMENT AND PAYMENT

     The Indenture requires that payments in respect of the Senior Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available next day funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     In connection with the Series A Notes Offering, the Company, the Subsidiary Guarantors and the Initial Purchaser entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company and the Subsidiary Guarantors agreed to file with the Commission the Registration Statement of which this Prospectus is a part under the Securities Act with respect to the Series B Notes. The Registration Rights Agreement provides that if (i) the Company is not permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy or (ii) any Holder of Transfer Restricted Securities (as defined) notifies the Company prior to the 20th day following consummation of the Exchange Offer that (A) it is prohibited by law or Commission policy from participating in the Exchange Offer or (B) that it may not resell the Series B Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Series A Notes acquired directly from the Company or an affiliate of the Company, the Company and the Subsidiary Guarantors will file with the Commission a shelf registration statement (the "Shelf Registration Statement") to cover resales of Transfer Restricted Securities by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with such Shelf Registration Statement. The Company and the Subsidiary Guarantors will use their reasonable best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission. For purposes of the foregoing, "Transfer Restricted Securities" means each Senior Note, until the earliest to occur of (i) the date on which such Senior Note has been exchanged by a person other than a broker-dealer for a Series B Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of a Series A Note for a Series B Note, the date on which such Series B
Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Registration Statement, (iii) the date on which such Senior Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Senior Note is distributed to the public pursuant to Rule 144 under the Act.

     The Registration Rights Agreement provides that (i) the Company and the Subsidiary Guarantors will file the Registration Statement with the Commission on or prior to 60 days after the Series A Issue Date, (ii) the Company and the Subsidiary Guarantors will use their reasonable best efforts to have the Registration Statement declared effective by the Commission on or prior to 150 days after the Series A Issue Date, (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its reasonable best efforts to issue on or prior to 30 business days after the date on which the Registration Statement is declared effective by the Commission, Series B Notes in exchange for all Series A Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company and the Subsidiary Guarantors will use their reasonable best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the Commission on or prior to 150 days after such obligation arises. The Registration Rights Agreement further provides that if (a) the Company and the Subsidiary Guarantors fail to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (c) the Company and the Subsidiary Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Registration Statement, or (d) the Shelf Registration Statement or the Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Senior Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Senior Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Senior Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Senior Notes. All accrued Liquidated Damages will be paid by the Company on each Damages Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     Holders of Series A Notes will be required to make certain representations to the Company and the Subsidiary Guarantors (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Series A Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that, beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control; provided, further, that in the case of a joint venture, partnership, association or other business arrangement with any Person entered into in the ordinary course of business, neither such Person nor the joint venture, partnership, association or business arrangement shall be deemed to be an Affiliate by reason of the preceding proviso.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Repurchase at the Option of Holders--Change of Control" and/or the provisions described above under the caption "--Certain Covenants--Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly Owned Subsidiary or by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary,
(iii) a Restricted Payment that is permitted by the covenant described above under the caption "--Certain Covenants--Restricted Payments" and (iv) dispositions of obsolete equipment in the ordinary course of business and consistent with past practice, in each case, will not be deemed to be Asset Sales.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Australian Revolving Credit Facility" means that certain Credit Facility, dated as of February 10, 1997, by and among BCE and its Subsidiaries and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, modified, renewed, refunded, replaced or refinanced from time to time (together with any amendment, modification, renewal, refunding, replacement or refinancing to or of any of the foregoing, including, without limitation, any agreement modifying the maturity or amortization schedule of or refinancing or refunding all or any portion of Indebtedness thereunder or increasing the amount that may be borrowed under such agreement or any successor agreement, whether or not among the same parties.

     "Borrowing Base" means, as of any date, an amount equal to the sum of (a) 85% of the face amount of all accounts receivable owned by the Company and its Subsidiaries (other than Foreign Subsidiaries) as of such date that are not more than 60 days past due, and (b) 65% of the book value of all inventory owned by the Company and its Subsidiaries (other than Foreign Subsidiaries) as of such date, all calculated on a consolidated basis and in accordance with GAAP. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company may utilize the most recent available information for purposes of calculating the Borrowing Base.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Revolving Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better,
(iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, less (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Credit Facilities" means, with respect to the Company or any of its Subsidiaries (other than Foreign Subsidiaries), one or more debt facilities (including, without limitation, the Revolving Credit Facility) or other debt securities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Senior Notes mature.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means up to $6.3 million in aggregate principal amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Revolving Credit Facility and the Australian Revolving Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

     "Foreign Borrowing Base" means, as of any date, an amount equal to the sum of (a) 85% of the face amount of all accounts receivable owned by Foreign Subsidiaries of the Company as of such date that are not more than 60 days past due, and (b) 65% of the book value of all inventory owned by Foreign Subsidiaries of the Company as of such date, all calculated on a consolidated basis and in accordance with generally accepted accounting principles. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company may utilize the most recent available information for purposes of calculating the Foreign Borrowing Base.

     "Foreign Credit Facilities" means, with respect to any Foreign Subsidiary of the Company, one or more debt facilities (including, without limitation, the Australian Revolving Credit Facility) or other debt securities or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Foreign Subsidiary" means any Subsidiary of the Company, more than 80% of the sales, earnings or assets (determined on a consolidated basis) of which are located or derived from operations outside the United States.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates and (iii) agreements entered into for the purpose of fixing or hedging the risks associated with fluctuations in foreign currency exchange rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Certain Covenants--Restricted Payments."

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Management Agreement" means that certain Management Agreement between NESCO, Inc. and the Company dated as of April 1, 1997.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Businesses" means (i) the materials handling and processing businesses and other businesses conducted by the Company and its Subsidiaries on the date of the Indenture, (ii) businesses whose manufacturing, production, sales or distribution requirements are complementary to such businesses and
(iii) any businesses reasonably related or similar thereto.

     "Permitted Investments" means (a) any Investment in the Company or in a Wholly Owned Subsidiary of the Company that is a Subsidiary Guarantor that is engaged in a Permitted Business; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Subsidiary of the Company that is a Subsidiary Guarantor that is engaged in a Permitted Business or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary of the Company that is a Subsidiary Guarantor; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales;" (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (f) any Investment by a Foreign Subsidiary of the Company in any other Foreign Subsidiary of the Company; (g) any Investment in any Person principally engaged in the manufacture, sale, provision or distribution of Conveyor Equipment having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (g) that are at the time outstanding, not to exceed $6.5 million; and (h) other Investments in any Person principally engaged in a Permitted Business having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (h) that are at the time outstanding, not to exceed $7.5 million.

     "Permitted Liens" means (i) Liens on assets securing Indebtedness under Credit Facilities and Foreign Credit Facilities that was permitted by the terms of the Indenture to be incurred; (ii) Liens securing Indebtedness incurred pursuant to (A) the Fixed Charge Coverage Ratio test set forth under the first paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" or (B) paragraph (ix) of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" provided that, in either case, such Indebtedness ranks, by its terms, pari passu with the Senior Notes; (iii) Liens in favor of the Company; (iv) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (v) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (vi) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vii) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the second paragraph of the covenant entitled "--Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (viii) Liens existing on the date of the Indenture; (ix) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (x) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary; and (xi) Liens arising by reason of (1) any attachment, judgment, decree or order of any court, so long as such Lien is being contested in good faith and is either adequately bonded or execution thereon has been stayed pending appeal or review, and any appropriate legal proceedings which may have been duly initiated for the review of such attachment, judgment, decree or order shall not have been fully terminated or the period within which such proceedings may be initiated shall not have expired; (2) security for payment of workers' compensation or other insurance; (3) security for the performance of tenders, bids, leases and contracts (other than contracts for the payment of money); (4) operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof; (5) any interest or title of a lessor under any lease; and (6) easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects which, in the aggregate, are not substantial in amount and which do not in any case materially interfere with the ordinary course of business of the Company or any of its Subsidiaries.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Senior Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Senior Notes on terms at least as favorable to the Holders of Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Revolving Credit Facility" means that certain Revolving Credit Facility, dated as of March 28, 1997, by and among the Company, Continental and Goodman and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, modified, renewed, refunded, replaced or refinanced from time to time (together with any amendment, modification, renewal, refunding, replacement or refinancing to or of any of the foregoing, including, without limitation, any agreement modifying the maturity or amortization schedule of or refinancing or refunding all or any portion of Indebtedness thereunder or increasing the amount that may be borrowed under such agreement or any successor agreement, whether or not among the same parties.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Subsidiary Guarantor" means each of (i) Continental and Goodman and (ii) any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

     "Tax Payment Agreement" means that certain Tax Payment Agreement among NES Group, Inc., the Company, Continental and Goodman, dated as of April 1, 1997, as in effect on the date of the Indenture.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Squire, Sanders & Dempsey L.L.P., counsel to the Company, the following discussion describes the material federal income tax consequences expected to result to holders whose Series A Notes are exchanged for Series B Notes in the Exchange Offer. Such opinion is based on the tax laws of the United States in effect on the date of this Prospectus, as well as judicial and administrative interpretations thereof (in final or proposed form) available on or before such date. There can be no assurance that the Internal Revenue Service ("Service") will not take a contrary view, and no ruling from the Service has been or will be sought.

The laws and interpretations thereof on which such opinion is based are subject to change and any such change could apply retroactively.

     The exchange of Series A Notes for Series B Notes pursuant to the Exchange Offer will not be a taxable event to either the Company or the holders of the Series A Notes for federal income tax purposes. A holder's holding period for Series B Notes will include the holding period for Series A Notes. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING SERIES A NOTES FOR SERIES B NOTES.

                              PLAN OF DISTRIBUTION

     A broker-dealer that is the holder of Series A Notes that were acquired for the account of such broker-dealer as a result of market-making or other trading activities (other than Series A Notes acquired directly from the Company or any affiliate of the Company) may exchange such Series A Notes for Series B Notes pursuant to the Exchange Offer; provided, that each broker-dealer that receives Series B Notes for its own account in exchange for Series A Notes, where such Series A Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series B Notes received in exchange for Series A Notes where such Series A Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 120 days after consummation of the Exchange Offer, it will make this Prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. The Company will not receive any proceeds from any sale of Series B Notes by broker-dealers or any other holder of Series B Notes.

     Series B Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Series B Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Series B Notes. Any broker-dealer that resells Series B Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Series B Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Series B Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 120 days after consummation of the Exchange Offer, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer and to the Company's performance of, or compliance with, the Registration Rights Agreement (other than commissions or concessions of any brokers or dealers) and will indemnify the holders of the Senior Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters relating to the Series B Notes and the Subsidiary Guarantees offered hereby will be passed upon for the Company by Squire, Sanders & Dempsey L.L.P., Cleveland, Ohio.

                                    EXPERTS

     The financial statements of Continental Global Group, Inc. at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 and the financial statements of Hewitt-Robins as of and for the year ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of BCE Holdings Pty. Limited at June 30, 1995 and 1996 and December 31, 1996, and for each of the three years in the period ended June 30, 1996 and for the six-month period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Coopers & Lybrand, chartered accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
CONTINENTAL GLOBAL GROUP, INC.
Report of Independent Auditors........................................................  F-2
Balance Sheets as of December 31, 1995 and, 1996, and as of March 31, 1997
  (unaudited).........................................................................  F-3
Statements of Income for each of the three years in the period ended
  December 31, 1996, and for the three-month periods ended March 31, 1996 and 1997
  (unaudited).........................................................................  F-4
Statements of Owner's Equity for each of the three years in the period ended December
  31, 1996, and for the three-month period ended March 31, 1997 (unaudited)...........  F-5
Statements of Cash Flows for each of the three years in the period ended December 31,
  1996, and for the three-month periods ended March 31, 1996 and 1997 (unaudited).....  F-6
Notes to Financial Statements.........................................................  F-7

BCE HOLDINGS PTY. LTD. ("BCE")
Report of Independent Accountant of BCE Holdings Pty. Limited.........................  F-13
Consolidated Balance Sheets as of June 30, 1995, June 30, 1996, December 31, 1995
  (unaudited) and December 31, 1996...................................................  F-14
Consolidated Profit and Loss Statements for each of the three years in the period ended June 30, 1996 and for the six-month periods ended December 31, 1995
  (unaudited) and December 31, 1996...................................................  F-15
Consolidated Statements of Changes in Shareholders' Equity for each of three years in the period ended June 30, 1996 and for the six-month periods ended December 31, 1995
  (unaudited) and December 31, 1996...................................................  F-16
Consolidated Statements of Cash Flows for each of the three years in the period ended
  June 30, 1996 and for the six-month periods ended December 31, 1995 (unaudited) and
  December 31, 1996...................................................................  F-17
Notes to and Forming Part of the Consolidated Financial Statements....................  F-18

HEWITT-ROBINS CONVEYOR COMPONENTS
Report of Independent Auditors........................................................  F-36
Balance Sheets as of December 31, 1996 and as of March 31, 1997 (unaudited)...........  F-37
Statements of Income for the year ended December 31, 1996 and for the three-month periods ended March 31, 1996 and 1997 (unaudited)...................................  F-38
Statements of Division Equity for each of the three years in the period ended December
  31, 1996 and for the three-month period ended March 31, 1997 (unaudited)............  F-39
Statements of Cash Flows for the year ended December 31, 1996, and for the three month periods ended March 31, 1996 and 1997 (unaudited)...................................  F-40
Notes to Financial Statements.........................................................  F-41

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholder
Continental Global Group, Inc.

We have audited the accompanying balance sheets of Continental Global Group, Inc. and subsidiaries (see Note A) as of December 31, 1995 and 1996, and the related statements of income, owner's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Global Group, Inc. and subsidiaries at December 31, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

March 7, 1997
Cleveland, Ohio

                         CONTINENTAL GLOBAL GROUP, INC.

                                 BALANCE SHEETS

                                                                                        AS OF
                                                           AS OF DECEMBER 31,         MARCH 31,
                                                       --------------------------    -----------
                                                          1995           1996           1997
                                                                                     (UNAUDITED)
                       ASSETS
Current assets:
  Cash and cash equivalents..........................  $   294,697    $ 1,022,033    $ 1,207,498
  Accounts receivable, less allowance for doubtful
     accounts of $425,000 in 1995, $529,540 in 1996
     and $141,718 in 1997............................   19,037,284     17,789,662     25,456,543
  Inventories........................................   20,250,165     20,536,315     22,687,245
  Other current assets...............................    1,007,512      1,097,211      1,293,241
                                                       -----------    -----------    -----------
     Total current assets............................   40,589,658     40,445,221     50,644,527
Property, plant and equipment:
  Land and improvements..............................       83,624         91,865        250,865
  Buildings and improvements.........................    3,101,465      3,132,320      4,272,216
  Machinery and equipment............................    5,578,751      6,262,091     12,480,112
  Autos and trucks...................................      364,232        358,232      1,204,682
                                                       -----------    -----------    -----------
                                                         9,128,072      9,844,508     18,207,875
  Less accumulated depreciation......................    4,030,495      4,944,877      7,442,790
                                                       -----------    -----------    -----------
                                                         5,097,577      4,899,631     10,765,085
Goodwill.............................................      202,679        735,548     10,294,648
Other assets.........................................      304,869        418,484        427,370
                                                       -----------    -----------    -----------
                                                       $46,194,783    $46,498,884    $72,131,630
                                                       ===========    ===========    ===========
           LIABILITIES AND OWNER'S EQUITY
Current liabilities:
  Note payable.......................................  $14,302,279    $12,394,541    $18,876,684
  Trade accounts payable.............................   11,195,750     10,942,282     18,844,471
  Accrued compensation and employee benefits.........    3,476,691      3,927,214      2,630,478
  Other accrued liabilities..........................    4,244,675      3,098,074      5,795,207
  Current maturities of long-term obligations........    2,328,493      2,557,771      3,165,440
                                                       -----------    -----------    -----------
     Total current liabilities.......................   35,547,888     32,919,882     49,312,280
Long-term obligations, less current maturities.......   14,508,980     11,585,314     19,852,678
Owner's equity:
  Partners' (deficiency) capital.....................   (3,862,085)     1,993,688             --
  Stockholder's equity:
     Common stock, no par value, authorized 1,500
       shares, issued and outstanding 100 shares at
       stated value of $5 per share..................           --             --            500
     Paid in capital.................................           --             --      1,993,188
     Retained earnings...............................           --             --        972,984
                                                       -----------    -----------    -----------
                                                        (3,862,085)     1,993,688      2,966,672
                                                       -----------    -----------    -----------
                                                       $46,194,783    $46,498,884    $72,131,630
                                                       ===========    ===========    ===========

                       See Notes to Financial Statements

                         CONTINENTAL GLOBAL GROUP, INC.

                               INCOME STATEMENTS

                                                                               THREE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,                      MARCH 31,
                           --------------------------------------------    --------------------------
                               1994            1995            1996           1996           1997
                                                                                  (UNAUDITED)
Net sales................  $114,024,939    $153,230,968    $143,524,007    $40,025,591    $47,075,637
Cost of products sold....    94,284,684     124,948,185     114,716,416     32,282,433     37,697,172
                           ------------    ------------    ------------    -----------    -----------
     Gross profit........    19,740,255      28,282,783      28,807,591      7,743,158      9,378,465
Operating expenses:
  Selling and
     engineering.........     7,316,577       8,248,260       9,666,060      2,265,186      2,508,337
  General and
     administrative......     3,407,079       3,421,735       3,807,465      1,083,618      2,933,232
  Management fee.........     1,736,332       2,102,412       3,186,751        849,311        775,966
  Contract dispute
     costs...............     2,338,021
                           ------------    ------------    ------------    -----------    -----------
     Total operating
       expenses..........    14,798,009      13,772,407      16,660,276      4,198,115      6,217,535
                           ------------    ------------    ------------    -----------    -----------
     Operating income....     4,942,246      14,510,376      12,147,315      3,545,043      3,160,930
Other expenses (income):
  Interest expense.......     1,492,709       2,506,060       2,889,398        785,125      1,186,863
  Miscellaneous, net.....      (166,273)        219,032         318,173        101,126         49,486
                           ------------    ------------    ------------    -----------    -----------
     Total other
       expenses..........     1,326,436       2,725,092       3,207,571        886,251      1,236,349
                           ------------    ------------    ------------    -----------    -----------
Income before
  extraordinary item and
  foreign income taxes...     3,615,810      11,785,284       8,939,744      2,658,792      1,924,581
  Foreign income tax
     credit..............                                                                    (250,000)
                           ------------    ------------    ------------    -----------    -----------
Income before
  extraordinary item.....     3,615,810      11,785,284       8,939,744      2,658,792      2,174,581
Extraordinary item-gain
  on extinguishment of
  debt...................                                       932,145        932,145
                           ------------    ------------    ------------    -----------    -----------
     Net income..........  $  3,615,810    $ 11,785,284    $  9,871,889    $ 3,590,937    $ 2,174,581
                           ============    ============    ============    ===========    ===========
Tax adjusted pro forma
  data:
Income before income
  taxes and extraordinary
  item...................  $  3,615,810    $ 11,785,284    $  8,939,744    $ 2,658,792    $ 1,924,581
Income taxes -- Note B...     1,447,403       4,680,460       3,748,702      1,095,660        935,998
                           ------------    ------------    ------------    -----------    -----------
Income before
  extraordinary item.....     2,168,407       7,104,824       5,191,042      1,563,132        988,583
Extraordinary
  item -- gain on
  extinguishment of debt,
  net of income taxes....                                       559,288        559,288
                           ------------    ------------    ------------    -----------    -----------
     Net income..........  $  2,168,407    $  7,104,824    $  5,750,330    $ 2,122,420    $   988,583
                           ============    ============    ============    ===========    ===========

                       See Notes to Financial Statements

                         CONTINENTAL GLOBAL GROUP, INC.

                          STATEMENT OF OWNER'S EQUITY

                                     PARTNERS'
                                      CAPITAL      COMMON    PAID-IN      RETAINED
                                    (DEFICIENCY)   STOCK     CAPITAL      EARNINGS        TOTAL
                                    ------------   ------   ----------   -----------   ------------
Balance at January 1, 1994......... $  6,447,922                                       $  6,447,922
Net income.........................    3,615,810                                          3,615,810
Contributions......................      261,140                                            261,140
Distributions......................   (1,447,403)                                        (1,447,403)
                                    ------------    ----    ----------   -----------   ------------
Balance at December 31, 1994.......    8,877,469                                          8,877,469
Net income.........................   11,785,284                                         11,785,284
Contributions......................      155,622                                            155,622
Distributions......................  (24,680,460)                                       (24,680,460)
                                    ------------    ----    ----------   -----------   ------------
Balance (deficiency) at December
  31, 1995.........................   (3,862,085)                                        (3,862,085)
Net income.........................    9,871,889                                          9,871,889
Distributions......................   (4,121,559)                                        (4,121,559)
Equity adjustment for foreign
  currency translation.............      105,443                                            105,443
                                    ------------    ----    ----------   -----------   ------------
Balance at December 31, 1996.......    1,993,688                                          1,993,688
Transfer of Partners' Capital and
  formation of Continental Global
  Group, Inc.......................   (1,993,688)   $500    $1,993,188                 $          0
Net income (unaudited).............                                      $ 2,174,581      2,174,581
Distributions (unaudited)..........                                       (1,185,998)    (1,185,998)
Equity adjustment for foreign
  currency translation
  (unaudited)......................                                          (15,599)       (15,599)
                                    ------------    ----    ----------   -----------   ------------
Balance at March 31, 1997
  (unaudited)...................... $          0    $500    $1,993,188   $   972,984   $  2,966,672
                                    ============    ====    ==========   ===========   ============

                       See Notes to Financial Statements

                         CONTINENTAL GLOBAL GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                               THREE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                 MARCH 31,
                                     -------------------------------------   -----------------------
                                        1994         1995          1996         1996         1997
Operating activities:
  Net income.......................  $3,615,810   $11,785,284   $9,871,889   $3,590,937   $2,174,581
  Adjustments to reconcile net
     income to net cash provided by
     (used in) operating
     activities:
     Deferred foreign income tax
       credit......................                                                         (250,000)
     Extraordinary gain on
       extinguishment of debt......                               (932,145)    (932,145)
     Provision for depreciation and
       amortization................     766,349       893,852    1,012,154      249,490      588,598
     Changes in operating assets
       and liabilities:
       (Increase) decrease in
          accounts receivable......  (5,413,981)   (4,276,665)     657,816      884,274       31,119
       (Increase) decrease in
          inventory................  (4,460,752)   (2,660,009)     (59,156)   1,593,187      (72,930)
       (Increase) decrease in other
          assets...................    (585,771)        5,443     (224,311)      34,615      173,424
       Increase (decrease) in trade
          accounts payable and
          other current
          liabilities..............   4,280,950     4,802,188     (453,670)  (1,585,029)  (3,500,414)
                                     ----------   -----------   ----------   ----------   ----------
            Net cash provided by
               (used in) operating
               activities..........  (1,797,395)   10,550,093    9,872,577    3,835,329     (855,622)
Investing activities:
  Purchase of property, plant and
     equipment (net)...............  (1,181,292)     (793,731)    (617,981)    (189,597)    (539,367)
  Purchase of BCE, net of notes to
     seller........................                                                       (7,189,125)
  Purchase of CCE Pty., less cash
     acquired......................                                 20,153       20,153
                                     ----------   -----------   ----------   ----------   ----------
          Net cash used in
            investing activities...  (1,181,292)     (793,731)    (597,828)    (169,444)  (7,728,492)
Financing activities:
  Net (decrease) increase in
     borrowings on note payable....    (372,191)    6,974,533   (1,907,738)    (786,533)   6,482,143
  Increase in long-term
     obligations...................                 6,412,507                              4,117,703
  Principal payments on long-term
     obligations...................  (1,011,212)     (180,097)  (2,556,702)    (712,780)    (628,670)
  Partnership contributions........     261,140       155,622
  Distributions for income taxes...  (1,447,403)   (4,680,460)  (4,121,559)  (1,468,517)  (1,185,998)
  Other distributions..............               (20,000,000)
                                     ----------   -----------   ----------   ----------   ----------
          Net cash (used in)
            provided by financing
            activities.............  (2,569,666)  (11,317,895)  (8,585,999)  (2,967,830)   8,785,178
Effect of exchange rate on cash....                                 38,586        1,358      (15,599)
                                     ----------   -----------   ----------   ----------   ----------
(Decrease) increase in cash and
  cash equivalents.................  (5,548,353)   (1,561,533)     727,336      699,413      185,465
Cash and cash equivalents at
  beginning of year................   7,404,583     1,856,230      294,697      294,697    1,022,033
                                     ----------   -----------   ----------   ----------   ----------
Cash and cash equivalents at end of
  year.............................  $1,856,230   $   294,697   $1,022,033   $  994,110   $1,207,498
                                     ==========   ===========   ==========   ==========   ==========

                       See Notes to Financial Statements

                         CONTINENTAL GLOBAL GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

A. ORGANIZATION AND BUSINESS

     Continental Global Group, Inc. (the "Company") was formed on February 4, 1997, for the purpose of owning all of the stock of Continental Conveyor & Equipment Company ("CCE") and Goodman Conveyor Company ("GCC"). The Company, which is a holding company with no assets and operations other than its investments in its subsidiaries, is a Subchapter S Corporation owned 100% by NES Group, Inc.

     Prior to January 1, 1997, CCE and GCC were limited partnerships under common control by NES Group, Inc., the 99% limited partner. Both entities manufacture and distribute bulk material handling and replacement equipment, primarily for use in the mining industry.

     Effective January 1, 1997, NES Group, Inc., transferred its interest in the limited partnerships to CCE and GCC. Effective February 1997, NES Group, Inc. transferred to Continental Global Group, Inc. all of the outstanding capital stock of CCE and GCC.

B. SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF COMBINATION

     The financial statements include the accounts of CCE and its wholly-owned subsidiaries and GCC. All significant intercompany accounts and transactions have been eliminated.

  BASIS OF PRESENTATION

     The accompanying unaudited financial statements of the Company as of March 31, 1997, and for the three-month periods ended March 31, 1996 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

  REVENUE RECOGNITION

     The Company generally recognizes revenue from sales at the time of shipment rather than at the time a contract is awarded.

  CASH EQUIVALENTS

     The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

  INVENTORIES

     Inventories, which consist of raw materials, manufactured and purchased parts, and work in process are stated at the lower of cost or market. Since inventory records are maintained on a job order basis, it is not practical to segregate inventories into their major classes. The cost for approximately 88% of inventories is determined using the last-in, first-out ("LIFO") method with the remainder determined using the first-in, first-out ("FIFO") method. Had the FIFO method of inventory (which approximates replacement cost) been used to cost all inventories, inventories would have increased by approximately $2,220,000 at both December 31, 1995 and December 31, 1996.

                         CONTINENTAL GLOBAL GROUP, INC.

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the expected useful lives of the assets, which are as follows:

                    Buildings and improvements................   31.5 years
                    Machinery and equipment...................      7 years
                    Autos and trucks..........................      5 years

  GOODWILL

     Goodwill is being amortized on a straight-line basis, primarily over 40 years. The ongoing value and remaining useful life of goodwill are subject to periodic evaluation and the Company currently expects the carrying amounts to be fully recoverable. If events and circumstances indicate that goodwill might be impaired, an undiscounted cash flow methodology would be used to determine whether an impairment loss should be recognized.

  INCOME TAXES

     The Company's United States operations are not subject to income tax as separate entities. The Company's United States income is included in the income tax returns of the stockholder. A charge in lieu of income taxes has been included for pro forma purposes only. The pro forma income taxes approximate an amount based on applicable rates adjusted for permanent differences which are not taxable or deductible for income tax purposes, except that no recognition is given for a net operating loss.

     The Company's Australian subsidiary (BCE--See Note H) is subject to Australian income taxes. During the first quarter of 1997 a foreign income tax credit was recorded of $250,000 due to a net operating loss by BCE of $729,000. BCE has historically been a profitable company and the Company anticipates that BCE will be profitable for the year ending December 31, 1997.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     At December 31, 1995 and 1996, and as of March 31, 1997, the carrying value of cash equivalents, accounts receivable and long-term debt approximated fair value.

                         CONTINENTAL GLOBAL GROUP, INC.

C. FINANCING ARRANGEMENTS

Long-term obligations consist of the following:

                                                                                         AS OF
                                                            AS OF DECEMBER 31,         MARCH 31,
                                                        --------------------------    -----------
                                                           1995           1996           1997
Term loan to bank amended in 1996 and refinanced
  during 1995, payable in monthly installments of
  $185,714 plus interest at 10.00%....................  $14,857,144    $12,628,576    $16,459,711
Australian Seller Notes, interest at 7%, payable
  monthly, due February 2002..........................                                  4,542,000
Subordinated secured promissory note, renegotiated in
  1996, interest at 7.00%.............................    1,027,511        300,000        300,000
Subordinated note payable to an affiliate, interest at
  prime rate plus 1.00%, payable annually in
  arrears.............................................      350,000        350,000        350,000
Note payable by CCE Pty Ltd...........................                     267,398         67,000
Obligations under capital leases......................      602,818        597,111      1,299,407
                                                        -----------    -----------    -----------
                                                         16,837,473     14,143,085     23,018,118
Less current maturities...............................    2,328,493      2,557,771      3,165,440
                                                        -----------    -----------    -----------
                                                        $14,508,980    $11,585,314    $19,852,678
                                                        ===========    ===========    ===========

     Maturities of long-term obligations are as follows:

                                                   AS OF DECEMBER 31,
                                               --------------------------
                                                  1995           1996
                      1997...................  $ 3,714,749    $ 2,557,771
                      1998...................    2,346,757      2,917,291
                      1999...................    2,309,428      2,529,997
                      2000...................    2,281,361      2,281,361
                      2001 and thereafter....    6,185,178      3,856,665
                                               -----------    -----------
                                               $16,837,473    $14,143,085
                                               ===========    ===========

     Effective December 13, 1996, the Company amended the Credit Facility and Security Agreement to increase and extend the payment terms on the Term Loan, to change the rate of interest on the Revolving Credit Agreement and the Term Loan and modify and replace certain financial covenants and definitions contained in the Loan Agreement. All borrowings under the Revolving Credit Agreement and Term Loan were repaid on April 1, 1997 with the proceeds of the Series A Notes -- See Note H.

     Under the terms of the revolving credit agreement, the Company has a maximum credit limit of $25,000,000 with approximately $10,698,000 and $12,605,000 available for use at December 31, 1995 and 1996, respectively, with interest at prime (8.50% plus 75% and 8.25% plus 1.00% at December 31, 1995 and 1996, respectively). This note is secured by the assets of the Company and limits certain transactions with affiliates.

     During 1996, GCC negotiated an early extinguishment of the subordinated secured promissory note that resulted in an extraordinary gain of $932,145. A new, $500,000 subordinated secured promissory note was issued in full settlement of previous obligations. The amount outstanding on this note at December 31, 1996 is $300,000. This note is secured by a letter of credit.

     During 1995 and 1996 the Company paid interest of $2,384,514 and $2,844,422, respectively.

                         CONTINENTAL GLOBAL GROUP, INC.

D. CAPITAL LEASES

     A subsidiary of CCE has a capital lease for land and building with a lease term of ten years which contains a purchase option exercisable at any time. The land and building are recorded on the books at $400,000 and the building is depreciated using the straight-line method over 31.5 years. Monthly payments of $5,000 (includes principal and interest at 9.00%) will be made over the life of the lease or until CCE exercises the purchase option.

     CCE has a capital lease for computer equipment with a lease term of 5 years at a monthly payment of $3,934. The computer equipment, originally capitalized at $199,308, is being amortized over 5 years.

     GCC has several capital lease agreements for certain manufacturing equipment with aggregate capitalized cost of $161,875, which is being amortized over 5 years.

E. EMPLOYEE BENEFIT PLANS

     CCE maintains a defined benefit plan covering all union hourly-paid employees at the Winfield plant. The contributions of CCE are made in amounts sufficient to fund the plan's service cost on a current basis and meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended. Actuarial gains and losses are amortized over a 15 year period, and funding of the initial past service costs plus interest therein is over a 30 year period. The actuarial computations use the "projected unit credit cost method," which assumed a discount rate on benefit obligations of 8.50% in 1995 and 8.00% in 1996 and an expected long-term rate of return on plan assets of 8.00% in both 1995 and 1996.

     The net pension cost is comprised of:

                                                                      YEARS ENDED DECEMBER 31,
                                                                      ------------------------
                                                                         1995          1996
Service cost benefits earned during the period......................  $   70,898    $   87,021
Interest cost on projected benefit obligation.......................     197,599       221,332
Actual return on plan assets........................................    (419,008)     (401,594)
Net amortization and deferral.......................................     544,352       267,702
                                                                      ----------    ----------
Total net periodic pension cost.....................................  $  393,841    $  174,461
                                                                      ==========    ==========

     The actuarial computed benefit obligations and trusteed net assets are presented below as of December 31, 1995 and 1996. Plan assets are stated at fair value and are composed primarily of common stocks and money market funds.

                                                                         AS OF DECEMBER 31,
                                                                      ------------------------
                                                                         1995          1996
Plan assets at fair value...........................................  $2,706,729    $3,470,702
Actuarial present value of accumulated and projected benefit obligations, including vested benefits of $2,685,943 and
  $2,956,576 in 1995 and 1996, respectively.........................   2,758,990     3,037,552
                                                                      ----------    ----------
Excess (deficiency) of plan assets over projected benefit
  obligations.......................................................     (52,261)      433,150
Unrecognized prior service costs....................................     293,160       175,896
Unrecognized net (gain).............................................    (417,116)     (565,010)
Unrecognized net asset..............................................     (16,236)      (13,530)
                                                                      ----------    ----------
Pension (liability) assets..........................................  $ (192,453)   $   30,506
                                                                      ==========    ==========

     CCE also maintains a defined contribution plan covering substantially all salaried and non-union hourly employees. CCE makes annual contributions ($443,346 and $400,000 in 1995 and 1996, respectively) which fully fund retirement benefits. No participant contributions to the plan are permitted. CCE also maintains a

                         CONTINENTAL GLOBAL GROUP, INC.

defined contribution savings and profit sharing plan which covers substantially all salaried and non-union hourly employees. Employees may elect to contribute up to 16.00% of their compensation. CCE will match ($227,421 and $266,437 in 1995 and 1996, respectively) a percentage of employee contributions up to 6.00% of each employee's compensation.

     GCC has a retirement savings plan covering all employees meeting certain eligibility requirements. Under the terms of the plan, GCC voluntarily makes annual cash contributions based on eligible employees' compensation. Expense for the years ended December 31, 1995 and 1996 were $144,244 and $158,407, respectively, which was equal to 3.00% of eligible employees compensation.

F. RELATED PARTY TRANSACTIONS

     Management fees are charged by Nesco, Inc. to provide general management oversight services, including legal, financial, strategic planning and business development evaluation for the benefit of the Company.

G. CONCENTRATION OF RISK

     Accounts receivable from customers in the coal mining industry were approximately 56% at both December 31, 1995 and 1996, and sales to the coal mining industry during 1995 and 1996 totaled approximately 47% and 45% of net sales. The Partnerships perform periodic credit evaluations of their customers' financial condition and generally do not require collateral. Credit losses relating to customers in the coal mining industry have consistently been within management's expectations and are comparable to losses for the portfolio as a whole.

     In April 1995, a compromise settlement was reached between CCE and a customer for outstanding issues related to a 1994 project. Accordingly, the contract settlement costs of $2,338,021 were recorded as of December 31, 1994.

H. ACQUISITION AND DEBT ISSUANCE

     In February 1996, CCE purchased the remaining 50% interest in CCE Pty. Ltd., a joint venture in Australia at a cost of approximately $670,000, and currently owns 100%. The acquisition was accounted for as a purchase. As of December 31, 1996, CCE Pty. Ltd. had total assets of $1,854,000, total liabilities of $1,632,000, and net assets of $222,000.

     On January 7, 1997, the Company purchased the assets of BCE Holding Company Pty Ltd. in Australia (BCE), a major manufacturer and supplier of conveyor equipment with net sales in 1996 of $32.6 million (U.S. Dollars). The purchase price was $11,946,000 (U.S. dollars). In addition, the Company contributed $3,512,000 in capital to BCE after the acquisition. Financing consisted of an advance on the revolving credit line of approximately $6,800,000, an addition to the existing term loan of approximately $4,500,000, and approximately $4,800,000 in seller financing. The transaction was accounted for as a purchase. The final

                         CONTINENTAL GLOBAL GROUP, INC.

purchase price allocation will be based upon a final determination of the fair values of the net assets acquired. The table below reflects the current value of the net assets acquired of BCE:

               Accounts receivable...............................  $  7,698,000
               Inventory.........................................     2,078,000
               Property, plant and equipment.....................     5,832,000
               Goodwill..........................................     9,635,000
               Other assets......................................       385,000
               Accounts payable..................................    (5,954,000)
               Other liabilities.................................    (7,099,000)
               Notes payable.....................................      (629,000)
                                                                    -----------
               Acquisition cost..................................  $ 11,946,000
                                                                    ===========

     Summarized results of operations for BCE for the three months ended March 31, 1997 are as follows:

               Net sales..............................................  $6,834
               Cost of products sold..................................   5,212
                                                                        ------
               Gross profit...........................................   1,622
               Operating costs........................................   2,218
                                                                        ------
               Operating (loss).......................................    (596)
               Interest expense.......................................     164
               Miscellaneous, net.....................................     (31)
                                                                        ------
               Loss before income taxes...............................    (729)
               Income tax credit......................................     250
                                                                        ------
                 Net loss.............................................  $  479
                                                                        ======

     On April 1, 1997, the Company acquired substantially all of the assets of the Hewitt-Robins Conveyor Components Division of W. S. Tyler, Incorporated, a manufacturer of idlers with net sales in 1996 of $15.1 million (the "Hewitt-Robins Acquisition"). The purchase price for the Hewitt-Robins Acquisition was approximately $12.6 million in cash plus assumption of approximately $1.1 million of liabilities, subject to a negotiated price adjustment for working capital.

     On April 1, 1997, the Company issued $120 million in Series A Notes due 2007. Interest on the notes is payable semi-annually in cash in arrears. The Senior Notes are redeemable at the option of the Company, in whole or in part, any time on or after 2002. The proceeds of the Notes were utilized as follows:

               Gross proceeds of Series A Notes..................  $120,000,000
               Dividend to stockholder...........................   (40,000,000)
               Repayment of note payable.........................   (18,876,684)
               Repayment of term loan............................   (16,459,711)
               Repayment of subordinated notes...................      (650,000)
               Acquisition of Hewitt-Robins......................   (12,641,000)
               Fees..............................................    (4,800,000)
                                                                    -----------
               Excess cash from proceeds.........................  $ 26,572,605
                                                                    ===========

     CCE and GCC, both wholly owned subsidiaries of the Company, are the only guarantors with respect to the Series A Notes. The guarantees are full, unconditional and joint and several. As of December 31, 1996, separate financial statements of these guarantor subsidiaries are not presented as management has determined that they would not be material to investors and the assets, liabilities and operations of CCE Pty. Ltd. were not material to the Company.

         REPORT OF INDEPENDENT ACCOUNTANT OF BCE HOLDINGS PTY. LIMITED

SCOPE

     We have audited the consolidated special purpose balance sheets of BCE Holdings Pty Limited as of 31 December 1996, 30 June 1996 and 30 June 1995 and the related consolidated statements of profit and loss, changes in shareholders' equity and cash flows for the six months period ended 31 December 1996 and for each of the three years in the period ended 30 June 1996. The company's directors are responsible for the financial statements and the information they contain. We have conducted an independent audit of these financial statements in order to express an opinion on them.

     Our audit has been conducted in accordance with Australian Auditing Standards which are generally accepted in Australia and are substantially the same as auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements and the evaluation of significant accounting estimates.

AUDIT OPINION

     In our opinion, the consolidated financial statements of BCE Holdings Pty Limited present fairly in all material respects the financial position of BCE Holdings Pty Limited as of 31 December 1996, 30 June 1996 and 1995 and the results of its operations and cash flows for the six month period ended 31 December 1996 and for each of the years ended 30 June 1996, 1995 and 1994 in conformity with accounting principles generally accepted in Australia.

     Accounting principles generally accepted in Australia differ in certain respects from those followed in the United States. Application of United States generally accepted accounting principles would have affected shareholders' equity and net profit to the extent summarised in Note 29 to the consolidated financial statements.

COOPERS & LYBRAND
Chartered Accountants

J A Gordon
Partner
Newcastle
March 11, 1997

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

                          CONSOLIDATED BALANCE SHEETS

                                                         AS OF JUNE 30,         AS OF DECEMBER 31,
                                                       -------------------    ----------------------
                                             NOTES      1995        1996         1995         1996
                                                                              (UNAUDITED)

                                                             (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                     (AUSTRALIAN GAAP)
                  ASSETS
Current assets:
  Cash.....................................     6      $   776     $   208      $   616      $    11
  Receivables..............................     7        7,388       9,271        9,672        9,725
  Inventories..............................     8        3,522       3,801        4,330        2,626
  Other....................................     9            7          59          104          102
                                                       -------     -------      -------      -------
     Total current assets..................             11,693      13,339       14,722       12,464
                                                       -------     -------      -------      -------
Non current assets:
  Property, plant and equipment............    10        5,339       5,882        5,646        5,713
  Other....................................    11          286         362          286          382
  Intangibles..............................    12            2           2            2            2
                                                       -------     -------      -------      -------
     Total non current assets..............              5,627       6,246        5,934        6,097
                                                       -------     -------      -------      -------
     Total assets..........................            $17,320     $19,585      $20,656      $18,561
                                                       =======     =======      =======      =======

             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Creditors and borrowings.................    13      $10,801     $10,039      $11,447      $12,510
  Provisions...............................    14          881       2,687        2,249        2,832
                                                       -------     -------      -------      -------
     Total current liabilities.............             11,682      12,726       13,696       15,342
                                                       -------     -------      -------      -------
Non current liabilities:
  Creditors and borrowings.................    15        1,727         347          374          281
  Provisions...............................    16          103         193          157          232
                                                       -------     -------      -------      -------
     Total non current liabilities.........              1,830         540          531          513
                                                       -------     -------      -------      -------
     Total liabilities.....................             13,512      13,266       14,227       15,855
                                                       -------     -------      -------      -------
     Net assets............................              3,808       6,319        6,429        2,706
                                                       =======     =======      =======      =======
Shareholders' equity:
  Share capital............................    17            3           3            3            3
  Reserves.................................    18        1,336       1,336        1,336        1,336
  Retained profits.........................              2,378       4,493        4,661        1,361
                                                       -------     -------      -------      -------
  Total interest of parent's
     shareholding..........................              3,717       5,832        6,000        2,700

Outside equity interests in controlled
entities:
  Share capital............................                  2           3            3            3
  Reserves.................................                 --          --           --           --
  Retained profits.........................                 89         484          426            3
                                                       -------     -------      -------      -------
  Total outside equity interests in
     controlled entities...................                 91         487          429            6
                                                       -------     -------      -------      -------
     Total shareholders' equity............            $ 3,808     $ 6,319      $ 6,429      $ 2,706
                                                       =======     =======      =======      =======
Contingent liabilities.....................    20
Commitments for expenditure................    26

            The above consolidated balance sheets should be read in
                    conjunction with the accompanying notes.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

                    CONSOLIDATED PROFIT AND LOSS STATEMENTS

                                                                                   SIX MONTHS ENDED
                                                  YEARS ENDED JUNE 30,               DECEMBER 31,
                                             -------------------------------    ----------------------
                                   NOTES      1994        1995        1996         1995         1996
                                                                                (UNAUDITED)

                                                         (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                 (AUSTRALIAN GAAP)
Trading revenue..................            $17,475     $37,773     $50,459      $28,220      $19,479
Non-trading revenue..............                302         323         481           49          255
                                             -------     -------     -------      -------      -------
     Total revenue...............             17,777      38,096      50,940       28,269       19,734
                                             -------     -------     -------      -------      -------
Operating profit before abnormal
  items and income tax...........    2(a)         68       1,232       6,203        4,094           93
Abnormal items before income
  tax............................    2(c)         --          --      (1,105)          --          137
                                             -------     -------     -------      -------      -------
Operating profit before income
  tax............................                 68       1,232       5,098        4,094          230
                                             -------     -------     -------      -------      -------
Income tax attributable to
  operating profit...............    4           114          26       1,840        1,474           91
                                             -------     -------     -------      -------      -------
Operating profit (loss) after
  income tax.....................                (46)      1,206       3,258        2,620          139
                                             -------     -------     -------      -------      -------
Outside equity interest in
  operating profit after income
  tax............................                 --         (57)       (413)        (337)          20
Retained profits at the beginning
  of the financial period........              1,325       1,279       2,378        2,378        4,493
Adjustment to retained profits...    3            --         (50)         --           --           --
                                             -------     -------     -------      -------      -------
     Total available for
       appropriation.............              1,279       2,378       5,223        4,661        4,652
Dividends provided for or paid...    5            --          --         730           --        3,291
                                             -------     -------     -------      -------      -------
     Retained profits at the end
       of the financial period...            $ 1,279     $ 2,378     $ 4,493      $ 4,661      $ 1,361
                                             =======     =======     =======      =======      =======

          The above consolidated profit and loss statements should be read in conjunction with the accompanying notes.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

                     CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY

                                                                                   SIX MONTHS ENDED
                                                  YEARS ENDED JUNE 30,               DECEMBER 31,
                                             -------------------------------    ----------------------
                                   NOTES      1994        1995        1996         1995         1996
                                                                                (UNAUDITED)

                                                         (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                 (AUSTRALIAN GAAP)
Authorised capital
  Ordinary shares of $1 each.....   17       $   100     $   100     $   100      $   100      $   100
                                             =======     =======     =======      =======      =======
Issued and paid-up capital
  Balance at the beginning of the
     financial period............                  3           3           3            3            3
  Movement for the period........                 --          --          --           --           --
                                             -------     -------     -------      -------      -------
  Balance at the end of the
     financial period............   17             3           3           3            3            3
                                             =======     =======     =======      =======      =======
Retained profits
  Balance at the beginning of the
     financial period............              1,325       1,279       2,378        2,378        4,493
  Operating profit/(loss) after
     income tax attributable to
     members of BCE..............                (46)      1,149       2,845        2,283          159
                                             -------     -------     -------      -------      -------
  Total available for
     appropriation...............              1,279       2,428       5,223        4,661        4,652
  Adjustment to retained
     profits.....................    3            --         (50)         --           --           --
  Dividends provided for or
     paid........................    5            --          --         730           --        3,291
                                             -------     -------     -------      -------      -------
  Balance at the end of the
     financial period............              1,279       2,378       4,493        4,661        1,361
                                             =======     =======     =======      =======      =======
  Earnings per share.............    1(r)    $(15.33)    $383.00     $948.33      $761.00      $ 53.00
Asset revaluation reserve
  Balance at the beginning of the
     financial period............              1,336       1,336       1,336        1,336        1,336
  Movement for the period........                 --          --          --           --           --
                                             -------     -------     -------      -------      -------
  Balance at the end of the
     financial period............   18       $ 1,336     $ 1,336     $ 1,336      $ 1,336      $ 1,336
                                             =======     =======     =======      =======      =======

         The above consolidated statements of changes in shareholders' equity should be read in conjunction with the accompanying notes.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   SIX MONTHS ENDED
                                                  YEARS ENDED JUNE 30,               DECEMBER 31,
                                             -------------------------------    ----------------------
                                   NOTES      1994        1995        1996         1995         1996
                                                                                (UNAUDITED)

                                                         (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                 (AUSTRALIAN GAAP)
Cash flows from operating
  activities:
  Receipts from customers........            $16,213     $34,405     $49,064      $25,740      $18,445
  Payments to suppliers and
     employees...................            (16,787)    (32,067)    (47,589)     (24,978)     (17,614)
  Government subsidies and other
     receipts....................                231         235         258           11           67
  Dividends received.............                 --          --         727           --           --
  Interest received..............                 11          11          41           --           15
  Interest paid..................               (207)       (235)       (220)        (164)         (72)
                                             -------     -------     -------      -------      -------
     Net cash provided by/(used
       in) operating
       activities................   24          (539)      2,349       2,281          609          841
                                             -------     -------     -------      -------      -------
Cash flows from investing
  activities:
  Payment for property, plant &
     equipment...................                 --      (1,189)     (1,449)        (698)        (324)
  Proceeds from sale of
     equipment...................                 82         178         182            8            8
                                             -------     -------     -------      -------      -------
     Net cash provided by/(used
       in) investing
       activities................                 82      (1,011)     (1,267)        (690)        (316)
                                             -------     -------     -------      -------      -------
Cash flows from financing
  activities:
  Repayment of borrowings........                 --          --      (1,050)      (1,050)        (450)
  Proceeds from borrowings.......                550          --          --           --           --
  Dividends paid.................                 --          --        (747)          --           --
  Repayment of hire purchases....               (238)       (277)       (219)        (122)         (46)
                                             -------     -------     -------      -------      -------
     Net cash provided by/(used
       in) financing
       activities................                312        (277)     (2,016)      (1,172)        (496)
                                             -------     -------     -------      -------      -------
Net increase/(decrease) in cash
  held...........................               (145)      1,061      (1,002)      (1,253)          29
  Cash at the beginning of the
     financial period............               (489)       (634)        427          427         (575)
                                             -------     -------     -------      -------      -------
Cash at the end of the financial
  period.........................    6       $  (634)    $   427     $  (575)     $  (826)     $  (546)
                                             =======     =======     =======      =======      =======

         The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

       NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with Australian Accounting Standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views). They are prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the prior years. Comparative information is reclassified where appropriate to enhance comparability.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (a) Financial Statements Period

     The financial statements have been prepared for the six month period ended 31 December 1996. Comparative financial information is for the twelve months ended 30 June 1996, 1995 and 1994 respectively.

     The six month period ended 31 December 1995 is unaudited and have been included as comparatives for the balance sheet, profit & loss, statement of changes in shareholders equity, statement of cash flow, notes 2(a) and 2(b), and note 29 only.

  (b) Nature of Operations

     BCE Holdings Pty Limited and controlled entities is a manufacturer of conveyor belts and components servicing the domestic and international market. The principal activities of the group are in respect of the design, manufacture and installation of conveyor systems and components.

  (c) Principles of Consolidation

     The consolidated financial statements incorporate the assets and liabilities of all entities controlled by BCE Holdings Pty Limited ("parent entity") and the results of all controlled entities. BCE Holdings Pty Limited and its controlled entities together are referred to in this financial report as the economic entity. The effects of all transactions between entities in the economic entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated profit and loss account and balance sheet respectively.

  (d) Income Tax

     Tax effect accounting procedures are followed whereby the income tax expense in the profit and loss statement is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

  (e) Foreign Currency Translation

     Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. Amounts payable and receivable in foreign currencies are translated into Australian dollars at rates of exchange current at the end of each period. Resulting exchange differences are brought to account in determining the profit or loss for the year.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (f) Acquisitions of Assets

     The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired.

  (g) Inventories

     (i) Raw Materials and Stores, Work in Progress and Finished Goods

          Raw materials and stores, work in progress and finished goods are stated at the lower of cost and recoverable amount (that is, net realisable value). Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

     (ii) Construction Work in Progress & Revenue Recognition

          Construction work in progress is stated at cost plus attributable profit to date less progress billings. Profit is determined on the basis of percentage of completion of the contract. Cost includes all costs directly related to specific contracts and an allocation of overhead expenses incurred in connection with the economic entity's contract operations. Indicative contract terms vary between three and thirty months depending on the nature and extent of work involved. There are no standard terms or conditions in respect of contracts.

          Where a loss is indicated on completion, the work in progress is reduced to the level of recoverability less progress billings. Where billings are in excess of the cost of the job, the credit balance is disclosed in trade creditors.

  (h) Recoverable Amount of Non-current Assets

     The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

     Where the carrying amount of a non-current asset is greater than its recoverable amount the asset is revalued to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. To the extent that a revaluation decrement reverses a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve, the decrement is debited directly to that reserve. Otherwise the decrement is recognised as an expense in the profit and loss account.

     The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a nominal value.

  (i) Revaluations of Non-current Assets

     Revaluations of non-current assets reflect directors' valuations based on independent assessments of the fair market value of the assets based on existing use. Revaluation increments are credited directly to the asset revaluation reserve.

     Potential capital gains tax is not taken into account in determining revaluation amounts unless there is an intention to sell the assets concerned.

     Revaluations do not result in the carrying value of plant & equipment, land or buildings exceeding recoverable amount.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (j) Depreciation of Property, Plant and Equipment

     Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life. Estimates of remaining useful lives are made on a regular basis for all assets.

     Major spares purchased specifically for particular plant are included in the cost of plant and depreciated.

     The average useful lives in respect of property, plant and equipment are as follows:

        Buildings..........................................................   40 years
        Plant and Equipment................................................    5 years
        Motor Vehicles.....................................................    6 years
        Office Equipment...................................................    3 years
        Furniture and Fittings.............................................    5 years

  (k) Accounting Pronouncements

     In March 1995, SFAS No. 121 "Accounting For the Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of" was issued. SFAS No. 121 requires that long-lived assets and identifiable intangibles to be held and used by an entity shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset. The Statement requires long-lived assets and certain intangible assets to be disposed of to be reported at the lower of carrying value or fair value (less costs to sell). The entity has implemented SFAS No. 121 effective 1 January 1996. The effect on the financial statements as a result of the adoption was not significant.

  (l) Maintenance and Repairs

     Maintenance, repair costs and minor renewals are charged as expenses as incurred.

  (m) Employee Entitlements

     (i) Wages and Salaries, Annual Leave and Sick Leave

          Liabilities for wages and salaries, annual leave and sick leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

     (ii) Long Service Leave

          A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

  (n) Hire Purchase Non-Current Assets

     Hire purchase assets are capitalised. The asset and liability are established at the present value of minimum payments. Payments are allocated between the principal component and the interest expense. The asset is depreciated on a straight line basis over the life of the asset.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (o) Service Warranties

     A general warranty period of twelve months in respect of faulty products, design, labour and materials is provided. However, by negotiation, extended terms may be offered on individual contracts. Provisions for rectification are based on specific assessment at balance date.

  (p) Cash

     For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts. Unpresented cheques are included in trade creditors.

  (q) Treatment of Period Expenses

     (i) Research and Development

          Costs incurred on research and development projects are expensed in the year in which the expenditure is incurred.

     (ii) Advertising

          All advertising costs are treated as a period expense and expended in the year in which they are incurred.

  (r) Earnings per share

     Earnings per share are determined by dividing the operating profit after income tax attributable to members of BCE Holdings Pty Limited by the shares outstanding during the financial year. There have been no movements in the shares.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  OPERATING PROFIT

     (a) Operating profit before abnormal items and income tax is arrived at as follows:

                                                                             SIX MONTHS ENDED
                                         YEARS ENDED JUNE 30,                  DECEMBER 31,
                                  -----------------------------------     -----------------------
                                     1994          1995        1996          1995          1996
                                                                          (UNAUDITED)

                                                 (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                         (AUSTRALIAN GAAP)
     Trading revenue............    $17,475       $37,773     $50,459       $28,220       $19,479
     Other revenue..............        291           312         440            49           240
     Interest income............         11            11          41            --            15
                                    -------       -------     -------       -------       -------
     Total revenue..............     17,777        38,096      50,940        28,269        19,734
     Operating costs............     17,056        36,027      43,829        23,636        19,081
     Depreciation...............        461           615         897           387           486
                                    -------       -------     -------       -------       -------
     Trading profit.............        260         1,454       6,214         4,246           167
     Profit on sale of
       non-current assets.......         15             9         103             2             1
                                    -------       -------     -------       -------       -------
     Operating profit before net
       interest foreign exchange
       and income tax...........        275         1,463       6,317         4,248           168
                                    -------       -------     -------       -------       -------
     Interest expense...........       (207)         (235)       (179)         (164)          (72)
     Net foreign exchange
       gain/(loss)..............         --             4          65            10            (3)
                                    -------       -------     -------       -------       -------
     Operating profit before
       abnormal items and income
       tax......................    $    68       $ 1,232     $ 6,203       $ 4,094       $    93
                                    =======       =======     =======       =======       =======

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     (b) Operating profit before abnormal items and income tax is also arrived at after crediting and charging the following specific items:

                                                                                      SIX MONTHS ENDED
                                                       YEARS ENDED JUNE 30,             DECEMBER 31,
                                                  -------------------------------   --------------------
                                                     1994         1995      1996       1995        1996
                                                                                    (UNAUDITED)

                                                            (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                    (AUSTRALIAN GAAP)
     Credits:
       Interest income..........................     $  11        $ 11     $   41      $  --       $ 15
       Foreign exchange gain....................        --           4         67         11         --
       Other income.............................       231         231        191         47         67
     Charges:
       Repairs and maintenance..................       109         268        706        357        349
       Contributions to employee
       superannuation funds.....................       236         301        591        276        271
       Research and development.................       287          79        109         40         72
     Depreciation of property plant and
       equipment................................       461         615        897        387        486
     Transfers to/(from) provisions for:
       Doubtful trade debts.....................        --          --          5         --         --
       Employee entitlements....................       140         190        356        156        324
       Fringe benefits tax......................        23          44         65         24         31
       Warranty.................................        12          13       (137)      (137)        18
     Interest paid/payable on short term debt...       115         125        116        110         46
     Hire purchase contracts....................        92         110         63         54         26
                                                      ----        ----      -----       ----       ----
     Interest paid to other persons.............       207         235        179        164         72
                                                      ----        ----      -----       ----       ----
     Amortization of capitalized leases.........         7          --         --         --         --
     Bad debts..................................        --          --          5         --         --
     Provision for warranty.....................        12          13       (137)      (137)        18
     Foreign exchange losses....................        --          --          2          1          3

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     (c) Operating profit after income tax is also arrived at after crediting and charging the following abnormal items:

                                                                                 SIX MONTHS
                                                    YEARS ENDED JUNE 30,           ENDED
                                                  -------------------------     DECEMBER 31,
                                                  1994     1995      1996           1996
                                                      (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                              (AUSTRALIAN GAAP)
     Credit
       Refund of consulting fees................  $ --     $ --     $    --         $162
       Payment of consulting fees...............    --       --          --          (25)
     Charge
       Payment of consulting fees...............    --       --        (300)          --
       Payments to superfund for directors under
          S82AAC(2D) of the Income Tax
          Assessment Act........................    --       --        (805)          --
                                                   ---      ---        ----          ---
     Abnormal items before income tax...........    --       --      (1,105)         137
     Applicable income tax on abnormal items....    --       --         398          (49)
                                                   ---      ---        ----          ---
     Abnormal items after income tax............  $ --     $ --     $  (707)        $ 88
                                                   ===      ===        ====          ===

3.  ADJUSTMENT TO RETAINED PROFITS

     The Australian Accounting Standard 1028 "Accounting for Employee Entitlements" was adopted for the first time during the year ended 30 June 1995. This accounting standard prescribes a change in the accounting method applied in the economic entity in respect of the recognition of the liability for employee entitlements.

     The financial effect of the increased liability through application of the standard at the commencement of the 1995 financial year of $50,000 has been adjusted against retained profits at the beginning of the year to recognise this change in accounting policy.

4.  INCOME TAX

                                                                                      SIX MONTHS
                                                            YEARS ENDED JUNE 30,        ENDED
                                                           ----------------------    DECEMBER 31,
                                                           1994    1995     1996         1996
                                                             (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                     (AUSTRALIAN GAAP)
The aggregate amount of income tax attributable to the
  financial year differs from the amount calculated on
  the operating profit. The differences are reconciled as
  follows:
  Prima facie income tax on the operating profit.........  $ 22    $407    $1,836        $ 83
Tax effect of permanent differences:
  Investment allowance...................................    --     (17)       --          --
  Fringe benefits tax....................................    11      --        --          --
  Non-allowance expenses.................................   187    (142)       28           8
  Research and development allowance.....................   (67)   (190)      (24)         --
                                                            ---     ---     -----         ---
Income tax adjusted for permanent differences............   153      58     1,840          91
Effect of increase in tax rates..........................    --     (27)       --          --
Over provision of income tax in previous year............   (39)     (5)       --          --
                                                            ---     ---     -----         ---
Income tax expense.......................................  $114    $ 26    $1,840        $ 91
                                                            ===     ===     =====         ===

     There exists within the future income tax benefit at Note 11 an amount of $36,619 attributable to tax losses to be carried forward by the economic entity.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  DIVIDENDS PAID AND PROPOSED

                                                                                      SIX MONTHS
                                                            YEARS ENDED JUNE 30,        ENDED
                                                          ------------------------   DECEMBER 31,
                                                          1994      1995      1996       1996
                                                             (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                     (AUSTRALIAN GAAP)
Dividends paid by the Directors of the subsidiary and
  holding entities......................................  $ --     $   --     $730      $3,291
                                                          ====     ======     ====      ======
Retained profits and reserves that could be distributed
  as franked dividends using franking credits already in
  existence or which will arise from income tax payments
  in the following period, and after deducting Class C
  franking credits to be used in payment of the above
  dividend..............................................  $764     $1,712     $718      $  451
                                                          ====     ======     ====      ======

6.  CURRENT ASSETS -- CASH

                                                             AS OF JUNE 30,         AS OF
                                                            -----------------    DECEMBER 31,
                                                             1995       1996         1996
                                                            (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                    (AUSTRALIAN GAAP)
    Cash on hand..........................................  $    3     $    5       $   11
    Cash at bank..........................................     773        203           --
    Cash on deposit.......................................      --         --           --
                                                            ------     ------       ------
                                                            $  776     $  208       $   11
                                                            ======     ======       ======

    The above figures are reconciled to cash at the end of
      the financial year as shown in the statement of cash
      flows as follows:
      Balances as above...................................  $  776     $  208       $   11
      Less: bank overdrafts...............................    (349)      (783)        (557)
                                                            ------     ------       ------
      Balances per statement of cash flows................  $  427     $ (575)      $ (546)
                                                            ======     ======       ======

7.  CURRENT ASSETS -- RECEIVABLES

                                                             AS OF JUNE 30,         AS OF
                                                            -----------------    DECEMBER 31,
                                                             1995       1996         1996
                                                            (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                    (AUSTRALIAN GAAP)
    Trade debtors.........................................  $7,280     $8,681      $  8,418
    Less provision for doubtful debts.....................     (22)       (22)          (22)
                                                            ------     ------        ------
                                                             7,258      8,659         8,396
    Other debtors.........................................      38         32         1,329
    Unsecured loans.......................................      92        580            --
                                                            ------     ------        ------
                                                            $7,388     $9,271      $  9,725
                                                            ======     ======        ======

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  CURRENT ASSETS -- INVENTORIES

                                                             AS OF JUNE 30,         AS OF
                                                            -----------------    DECEMBER 31,
                                                             1995       1996         1996
                                                            (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                    (AUSTRALIAN GAAP)
    Stock on hand and in transit..........................  $1,058     $1,065      $    634
    Less provision for obsolescence.......................      (5)        (5)           (5)
                                                            ------     ------        ------
                                                             1,053      1,060           629
    Construction work in progress
    Gross amount..........................................   4,759     11,004         6,133
    Less progress billings................................  (2,290)    (8,263)       (4,086)
    Less write down to recoverable amount.................      --         --           (50)
                                                            ------     ------        ------
                                                            $3,522     $3,801      $  2,626
                                                            ======     ======        ======

9.  CURRENT ASSETS -- OTHER

                                                             AS OF JUNE 30,         AS OF
                                                            -----------------    DECEMBER 31,
                                                             1995       1996         1996
                                                            (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                    (AUSTRALIAN GAAP)
    Other.................................................  $    7     $   59      $     --
    Future income tax benefit.............................      --         --           102
                                                            ------     ------        ------
                                                            $    7     $   59      $    102
                                                            ======     ======        ======

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.  NON-CURRENT ASSETS -- PROPERTY, PLANT AND EQUIPMENT

                                                                 AS OF JUNE 30,         AS OF
                                                                -----------------    DECEMBER 31,
                                                                 1995       1996         1996
                                                                (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                        (AUSTRALIAN GAAP)
Land at Directors valuation 1991..............................  $  550     $  550      $    550
                                                                ------     ------       -------
Buildings at Directors valuation 1991.........................   1,099      1,099         1,099
Less accumulated depreciation.................................     (96)      (123)         (138)
                                                                ------     ------       -------
                                                                 1,003        976           961
                                                                ------     ------       -------
Land and buildings at cost....................................     609        594           585
Less accumulated depreciation.................................     (36)       (60)          (72)
                                                                ------     ------       -------
                                                                   573        534           513
                                                                ------     ------       -------
Plant and equipment at Directors valuation 1991...............   1,713      1,536         1,172
Less accumulated depreciation.................................    (855)      (845)         (649)
                                                                ------     ------       -------
                                                                   858        691           523
                                                                ------     ------       -------
Plant and equipment at cost...................................   1,924      3,214         3,318
Less accumulated depreciation.................................    (302)      (827)       (1,016)
                                                                ------     ------       -------
                                                                 1,622      2,387         2,302
                                                                ------     ------       -------
Motor vehicles at Directors valuation 1991....................     112        112           112
Less accumulated depreciation.................................     (93)       (76)          (81)
                                                                ------     ------       -------
                                                                    19         36            31
                                                                ------     ------       -------
Motor vehicles at cost........................................     769        899           960
Less accumulated depreciation.................................    (156)      (284)         (335)
                                                                ------     ------       -------
                                                                   613        615           625
                                                                ------     ------       -------
Office equipment at Directors valuation 1991..................      88         88           441
Less: accumulated depreciation................................     (83)       (84)         (378)
                                                                ------     ------       -------
                                                                     5          4            63
                                                                ------     ------       -------
Office equipment at cost......................................     176        230           332
Less: accumulated depreciation................................     (86)      (149)         (217)
                                                                ------     ------       -------
                                                                    90         81           115
                                                                ------     ------       -------
Furniture and fittings at Directors valuation.................      --         --            --
Less: accumulated depreciation................................      --         --            --
                                                                ------     ------       -------
                                                                    --         --            --
                                                                ------     ------       -------
Furniture and fittings at cost................................       7         11            50
Less: accumulated depreciation................................      (1)        (3)          (20)
                                                                ------     ------       -------
                                                                     6          8            30
                                                                ------     ------       -------
                                                                $5,339     $5,882      $  5,713
                                                                ======     ======       =======

     The directors revalued property, plant and equipment at 31st December, 1991 on the basis of an independent valuation of land and buildings by Robertson & Robertson, Consulting Valuers, and the market value of plant and equipment and office equipment.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.  NON-CURRENT ASSETS -- OTHER

                                                           AS OF JUNE 30,           AS OF
                                                        --------------------     DECEMBER 31,
                                                         1995         1996           1996
                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
    Future income tax benefit.........................  $   286      $   362       $    382
                                                           ====         ====           ====

12.  NON-CURRENT ASSETS -- INTANGIBLE ASSETS

                                                           AS OF JUNE 30,           AS OF
                                                        --------------------     DECEMBER 31,
                                                         1995         1996           1996
                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
    Formation expenses................................  $     2      $     2       $      2
                                                           ====         ====           ====

13.  CURRENT LIABILITIES -- CREDITORS & BORROWINGS

                                                           AS OF JUNE 30,           AS OF
                                                        --------------------     DECEMBER 31,
                                                         1995         1996           1996
                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
    Bank overdraft secured............................  $   349      $   783       $    557
    Trade creditors...................................    8,093        7,461          6,459
    WIP billed in advance.............................    1,297          871            506
    Accrued expenses..................................      248          218            345
    Hire purchase commitments.........................      365          301            319
    Less unexpired hiring charges.....................      (51)         (45)           (43)
    Bill facility secured.............................      500          450             --
    Other.............................................       --           --            112
    Unsecured loans...................................       --           --            502
    Amounts due to related entities...................       --           --          3,753
                                                         ------       ------         ------
                                                        $10,801      $10,039       $ 12,510
                                                         ======       ======         ======

     Security over the entity's bank facilities comprises registered equitable mortgages over the entity's real property around Australia, the entity's assets and guarantees from the entity's directors.

14.  CURRENT LIABILITIES -- PROVISIONS

                                                           AS OF JUNE 30,           AS OF
                                                        --------------------     DECEMBER 31,
                                                         1995         1996           1996
                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
    Income tax........................................  $   225      $ 1,902       $  2,031
    Employee entitlements.............................      452          718            710
    Warranty..........................................      204           67             91
                                                        -------      -------        -------
                                                        $   881      $ 2,687       $  2,832
                                                        =======      =======        =======

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.  NON-CURRENT LIABILITIES -- CREDITORS AND BORROWINGS

                                                           AS OF JUNE 30,           AS OF
                                                        --------------------     DECEMBER 31,
                                                         1995         1996           1996
                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
    Bill facility.....................................  $ 1,000      $    --       $     --
    Secured loan......................................      289           --             --
    Hire purchase commitments.........................      483          372            316
    Less: unexpired hiring charges....................      (45)         (25)           (35)
                                                        -------      -------        -------
                                                        $ 1,727      $   347       $    281
                                                        =======      =======        =======

16.  NON-CURRENT LIABILITIES -- PROVISIONS

                                                           AS OF JUNE 30,           AS OF
                                                        --------------------     DECEMBER 31,
                                                         1995         1996           1996
                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
    Employee entitlements.............................  $   103      $   193       $    232
                                                        =======      =======        =======

17.  SHARE CAPITAL

                                                           AS OF JUNE 30,           AS OF
                                                        --------------------     DECEMBER 31,
                                                         1995         1996           1996
                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
    Authorized share capital
    100,000 ordinary shares of $1 each................  $   100      $   100       $    100
                                                        =======      =======        =======
    Issued share capital
    3,000 ordinary shares of $1 each fully paid.......  $     3      $     3       $      3
                                                        =======      =======        =======

18.  RESERVES

                                                           AS OF JUNE 30,           AS OF
                                                        --------------------     DECEMBER 31,
                                                         1995         1996           1996
                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
    Asset revaluation reserve.........................  $ 1,336      $ 1,336       $  1,336
                                                        =======      =======        =======

19.  PARTICULARS OF CONTROLLED ENTITIES

                                                                           CONTRIBUTION TO ENTITY
                                                                                   PROFIT
                                                                                  AFTER TAX
                                                                          -------------------------
                                                    INTEREST HELD              AS OF JUNE 30,
                                     CLASS OF    --------------------     -------------------------
                                      SHARE      1994    1995    1996     1994      1995      1996
                                                         (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                 (AUSTRALIAN GAAP)
    A. Crane Pty Limited...........     Ord      100%    100%    100%     $ (10)   $  (10)   $  (10)
    Australian Conveyor Engineering
      Pty Limited..................     Ord      100%    100%    100%      (240)      825     1,600
    ACE Conveyor Components Pty
      Limited......................     Ord      100%    100%    100%       203       172        38
    ACE Conveyor Services Pty
      Limited......................     Ord       --      75%     75%        --       168     1,594
    Ringway Pty Limited............     Ord       70%     70%     60%         1        51        36
                                                                          -----     -----     -----
                                                                          $ (46)   $1,206    $3,258
                                                                          =====     =====     =====

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.  CONTINGENT LIABILITIES

                                                          AS OF JUNE 30,              AS OF
                                                   ----------------------------    DECEMBER 31,
                                                    1994       1995       1996         1996
                                                        (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                (AUSTRALIAN GAAP)
    In respect of subsidiary companies:
    Guarantees and letters of credit to third
      parties arising in the normal course of
      business in relation to contracts
      (unsecured)................................  $1,941     $2,180     $2,354       $2,810
                                                   ======     ======     ======       ======

21.  SEGMENTAL REPORTING

     The group entities operate predominantly in the engineering industry in Australia and South East Asia.

22.  AUDITORS REMUNERATION

                                                                                  SIX MONTHS
                                                    YEARS ENDED JUNE 30,            ENDED
                                                 --------------------------      DECEMBER 31,
                                                 1994       1995       1996          1996
                                                      (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                              (AUSTRALIAN GAAP)
    Auditors remuneration
    Auditing the accounts......................  $ 15       $ 35       $ 41          $ --
    Other services.............................    37         12         35            --
                                                   --         --         --            --
                                                 $ 52       $ 47       $ 76          $
                                                   ==         ==         ==            ==

     The auditors received no other benefits

     No audit fees have been accrued for the six months ended 31 December 1996 as costs associated with the Senior Notes will be paid from the proceeds of the Senior Notes offering.

23.  DIRECTORS REMUNERATION

                                                       AS OF JUNE 30,               AS OF
                                                 --------------------------      DECEMBER 31,
                                                 1994       1995       1996          1996
    DIRECTORS REMUNERATION
    The number of Directors of the entity whose
      income from the entity and related bodies
      corporate falls within the following
      bands.
    $60,000 - $69,000..........................     3          3         --            --
    $90,000 - $99,000..........................    --         --          3            --

                                                                                  SIX MONTHS
                                                    YEARS ENDED JUNE 30,            ENDED
                                                 --------------------------      DECEMBER 31,
                                                 1994       1995       1996          1996
                                                      (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                              (AUSTRALIAN GAAP)
    Total income received or due and receivable
      by all directors of the entity or related
      bodies corporate.........................  $204       $204       $270          $ --
                                                 ====       ====       ====          ====

     The directors have received no remuneration, other than salaries in the usual course of business, during the 6 months ended 31 December 1996.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24. RECONCILIATION OF OPERATING PROFIT/(LOSS) AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                                   SIX MONTHS
                                                    YEARS ENDED JUNE 30,              ENDED
                                               -------------------------------    DECEMBER 31,
                                                1994        1995        1996          1996
                                                      (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                              (AUSTRALIAN GAAP)
    Operating profit/(loss) after income
      tax....................................  $   (46)    $ 1,206     $ 3,258       $   139
    Provision for doubtful debts.............     (126)         --          --            --
    Provision for obsolescence...............       --         (15)         --            --
    Depreciation.............................      461         615         897           486
    Net (profit)/loss on sale of non-current
      assets.................................      (15)        (31)       (103)            3
    Changes in operating assets and
      liabilities
      (Increase)/decrease in receivables.....     (782)     (3,851)     (1,401)          263
      (Increase)/decrease in other debtors...     (480)        483           6        (1,297)
      (Increase)/decrease in inventories.....   (1,027)       (473)       (279)        1,172
      (Increase)/decrease in other assets....      120          (1)        (52)           59
      (Increase)/decrease in FITB............      147        (213)        (76)         (122)
      (Increase)/decrease in loan asset......      (63)        145        (488)          580
      Increase/(decrease) in trade
         creditors...........................      664       4,252      (1,058)       (1,367)
      Increase/(decrease) in provisions......       (9)        245         219            55
      Increase/(decrease) in provision for
         tax.................................     (119)        209       1,677           129
      Increase/(decrease) in other
         creditors...........................       --          --          --           112
      Increase/(decrease) in accrued
         expenses............................      358        (133)        (30)          127
      Increase/(decrease) in loan
         liability...........................      378         (89)       (289)          502
                                               -------     -------     -------       -------
    Net cash provided by/(used in) operating
      activities.............................  $  (539)    $ 2,349     $ 2,281       $   841
                                               =======     =======     =======       =======

25.  NON-CASH FINANCING AND INVESTING ACTIVITIES

                                                                                    SIX MONTHS
                                                     YEARS ENDED JUNE 30,             ENDED
                                                -------------------------------    DECEMBER 31,
                                                 1994        1995        1996          1996
                                                       (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                               (AUSTRALIAN GAAP)
    Acquisition of plant and equipment by hire
      purchase................................  $   468     $   361     $    70      $     69
                                                =======     =======     =======       =======

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26.  COMMITMENTS FOR EXPENDITURE

                                                                                  SIX MONTHS
                                                    YEARS ENDED JUNE 30,            ENDED
                                                 --------------------------      DECEMBER 31,
                                                 1994       1995       1996          1996
                                                      (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                              (AUSTRALIAN GAAP)
    HIRE PURCHASE COMMITMENTS
    Total hire purchase expenditure contracted
      for at balance date payable:
      Not later than one year..................  $352       $314       $256          $276
      Later than one year but not later
              than 2 years.....................    64        113        278           159
      Later than two years but not later
              than 5 years.....................   252        325         68            43
                                                 ----       ----       ----          ----
                                                 $668       $752       $602          $478
                                                 ====       ====       ====          ====

27.  RELATED PARTIES

     DIRECTORS

     The name of persons who were directors of BCE Holdings Pty Limited at any time during the financial period are as follows: P. Baird; J. Clack; and M. Elliott.

     REMUNERATION

     Information on remuneration of directors is disclosed in note 23.

     TRANSACTIONS WITH DIRECTORS AND DIRECTOR RELATED ENTITIES

     Amounts payable to directors and their director-related entities at balance date:

                                                      AS OF JUNE 30,                 AS OF
                                              ------------------------------      DECEMBER 31,
                                               1994         1995        1996          1996
                                                     (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                             (AUSTRALIAN GAAP)
    Current receivables.....................  $   --       $   --       $170         $1,329
    Current liabilities.....................      --           --         --          4,255

     GROUP

     The group consists of BCE Holdings Pty Limited and the entities it controlled during the financial period. Ownership interest in these entities are set out in note 19.

     Transactions between BCE Holdings Pty Limited and related parties in the group consisted of:

          (a) payment of dividends to BCE Holdings

          (b) sale of materials and labour between group companies at prevailing market rates.

     Aggregate amount of transactions with entities within the group are as follows:

                                                                                    SIX MONTHS
                                                   YEARS ENDED JUNE 30,               ENDED
                                             --------------------------------      DECEMBER 31,
                                              1994         1995         1996           1996
                                                     (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                             (AUSTRALIAN GAAP)
    Purchase/Sales of materials and
      labour...............................  $2,637       $1,418       $6,065          $833

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

28.  POST BALANCE DATE EVENTS

     Since the 31 December 1996, BCE Holdings Pty Limited acquired the remaining shares in ACE Conveyor Services Pty Limited. In addition, the group was sold in January 1997 to Continental Conveyor & Equipment Pty Limited a company incorporated in Australia and whose ultimate parent entity is NES Group, Inc. The directors have entered into service agreements for a period of six years from the date of the sale. The financial effects of these transactions have not been brought to account.

29.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     (US GAAP) INFORMATION

     Financial statements in the United States are prepared in accordance with accounting principles generally accepted in the United States (US GAAP). In Australia, financial statements are prepared in accordance with applicable accounting standards issued by the Australian Accounting Standards Board and codified in the Australian Corporations Law, and other mandatory reporting requirements (Urgent Issues Consensus Views).

     Provided below is a summary of the differences between net profit and shareholders' equity disclosed in these financial statements and which would be reported if the financial statements were prepared in accordance with US GAAP. This summary is not intended to be a comprehensive US GAAP report.

  (i) Revaluation of Non-Current Assets

     In accordance with Australian GAAP, the company revalued freehold property, plant and equipment with the revaluation increases being recorded to the asset revaluation reserve included in shareholders' equity. US GAAP does not permit the revaluation of assets in excess of cost.

     The following US GAAP adjustments are required to be made in respect of the revaluations:

          (a) revaluation increases credited to the asset revaluation reserve and debited to the relevant non-current asset accounts would be reversed;

          (b) depreciation on the net revaluation increases of property would be reversed; and

          (c) reported gains and losses on disposal of non-current assets would be adjusted where material to reflect US GAAP adjustments to carrying values.

  (ii) Accounting Changes

     Effective 1 July 1994, the economic entity amended its measurement of employee entitlement liabilities to comply with Australian Accounting Standard AASB 1028 "Accounting for Employee Entitlements". The financial effect of the above changes in accounting policy was adjusted against retained profits at the beginning of the financial year in accordance with Australian GAAP. For US GAAP purposes this adjustment was effected through the reconciliation of Australian GAAP net income to US GAAP net income through a change of $7,000 to income for the year ended 30 June 1994, and the balance of $43,000 being adjusted to opening retained earnings at 1 July 1993.

  (iii) Changes in Income Tax Rates

     Australian GAAP requires the translation of deferred tax assets and liabilities arising from timing differences to be recorded in the balance sheet using the income tax rates that are expected to be applicable at the time those timing differences reverse. For US GAAP the deferred tax assets and liabilities are only restated in the period that the tax rate becomes applicable.

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

  (iv) Statement of Cashflows

     In accordance with Australian GAAP, bank overdrafts are considered to be part of the net cash equivalents. For US GAAP purposes the overdraft facilities are not included in cash but disclosed in trade creditors. For US GAAP purposes unpresented cheques are required to be included in the bank balance, the current group policy in Australia is to include unpresented cheques in trade creditors.

RECONCILIATION OF NET INCOME

                                                                                     SIX MONTHS
                                                                                       ENDED
                                                     YEARS ENDED JUNE 30,           DECEMBER 31,
                                                  --------------------------    --------------------
                                                  1994      1995       1996        1995        1996
                                                                                (UNAUDITED)

                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
      Consolidated net income after tax as
        reported for Australian statutory
        purposes................................  $(46)    $1,149     $2,845      $ 2,283      $ 159
      Depreciation reversal on revalued assets
        (Note i)
        - pre tax...............................    61         61         61           30         30
      Depreciation reversal on revalued assets
        (Note i)
        - tax applicable........................   (20)       (20)       (22)         (11)       (11)
      Change in income tax rate (Note iii)......    --        (27)        27           27         --
      Adoption of Australian Accounting Standard
        AASB1028 "Accounting for Employee
        Entitlements" (Note ii).................    (7)        --         --           --         --
                                                  ----     ------     ------         ----       ----
      Net income after income tax under US
        GAAP....................................  $(12)    $1,163     $2,911      $ 2,329      $ 178
                                                  ====     ======     ======         ====       ====

RECONCILIATION OF SHAREHOLDERS' EQUITY

                                                     AS OF JUNE 30,          AS OF DECEMBER 31,
                                                   -------------------     -----------------------
                                                    1995        1996          1995          1996
                                                                           (UNAUDITED)

                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
     Consolidated shareholders' equity
       attributable to members of the parent
       entity as reported for Australian
       statutory purposes........................  $ 3,717     $ 5,832       $ 6,000       $ 2,700
     Revaluation of non-current assets...........   (1,336)     (1,336)       (1,336)       (1,336)
     Depreciation adjustment for revalued
       non-current assets pre tax
       -- Current year...........................       61          61            30            30
       -- Prior years............................      186         247           247           308
     Depreciation adjustment for revalued
       non-current assets tax applicable
       -- Current year...........................      (20)        (22)          (11)          (11)
       -- Prior years............................      (69)        (89)          (89)         (111)
     Change in income tax rate...................      (27)         --            --            --
                                                    ------      ------        ------        ------
     Adjusted shareholders' equity under US
       GAAP......................................  $ 2,512     $ 4,693       $ 4,841       $ 1,580
                                                    ======      ======        ======        ======

                          BCE HOLDINGS PTY LIMITED AND
                              CONTROLLED ENTITIES

 NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

US GAAP BALANCE SHEET

     The following is a summary of certain balance sheet items and the amounts reported in the consolidated balance sheets with the related amounts after adjustments to conform to US GAAP.

                                                     AS OF JUNE 30,          AS OF DECEMBER 31,
                                                   ------------------      -----------------------
                                                    1995        1996          1995           1996
                                                                           (UNAUDITED)

                                                          (AUSTRALIAN DOLLARS IN THOUSANDS)
                                                                  (AUSTRALIAN GAAP)
     Property, plant and equipment..............   $4,250      $4,854        $ 4,587        $4,715
     Provision for tax..........................      314       2,013          2,002         2,153
     Reserves...................................       --          --             --            --
     Retained profits...........................    2,509       4,690          4,838         1,577

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Hewitt-Robins Conveyor Components

     We have audited the accompanying balance sheet of Hewitt-Robins Conveyor Components (an operating division of W.S. Tyler, Inc., a wholly owned subsidiary of Process Technology Holdings, Inc.) as of December 31, 1996, and the related statements of income, division equity and cash flows for the year then ended. These financial statements are the responsibility of Division management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hewitt-Robins Conveyor Components at December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

February 20, 1997
Cleveland, Ohio

                       HEWITT-ROBINS CONVEYOR COMPONENTS

                                 BALANCE SHEET

                                                                        AS OF           AS OF
                                                                     DECEMBER 31,     MARCH 31,
                                                                         1996            1997
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................................   $   43,081      $  104,293
  Accounts receivable (net of allowance for doubtful accounts of
     $43,280 in 1996 and $37,280 in 1997)..........................    2,084,211       2,223,103
  Inventories......................................................    2,801,440       2,490,208
  Other............................................................       29,902          63,847
                                                                      ----------      ----------
          Total current assets.....................................    4,958,634       4,881,451
Property, plant and equipment:
  Land and buildings...............................................    1,460,175       1,460,175
  Machinery and equipment..........................................    1,376,034       1,377,757
                                                                      ----------      ----------
                                                                       2,836,209       2,837,932
  Less accumulated depreciation....................................    1,174,759       1,237,457
                                                                      ----------      ----------
                                                                       1,661,450       1,600,475
                                                                      ----------      ----------
                                                                      $6,620,084      $6,481,926
                                                                      ==========      ==========
LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable.................................................   $  801,858      $  787,936
  Salaries, wages and related liabilities..........................      238,438         342,431
  Other accrued expenses...........................................      281,432         274,326
                                                                      ----------      ----------
          Total current liabilities................................    1,321,728       1,404,693
Division equity....................................................    5,298,356       5,077,233
                                                                      ----------      ----------
                                                                      $6,620,084      $6,481,926
                                                                      ==========      ==========

                       See Notes to Financial Statements

                       HEWITT-ROBINS CONVEYOR COMPONENTS

                              STATEMENT OF INCOME

                                                                               THREE MONTHS
                                                                                   ENDED
                                                         YEAR ENDED              MARCH 31,
                                                        DECEMBER 31,     -------------------------
                                                            1996            1996           1997
                                                                                (UNAUDITED)
Net sales.............................................  $ 15,060,030     $3,092,311     $3,733,871
Cost of products sold.................................    10,692,848      2,782,592      2,628,451
                                                         -----------     ----------     ----------
                                                           4,367,182      1,119,719      1,105,420
Selling expenses......................................       940,013        228,225        244,736
General and administrative expenses...................     1,068,981        271,109        258,632
                                                         -----------     ----------     ----------
     Income before income taxes.......................     2,358,188        620,385        602,052
Income taxes..........................................       966,857        254,358        246,841
                                                         -----------     ----------     ----------
     Net income.......................................  $  1,391,331     $  366,027     $  355,211
                                                         ===========     ==========     ==========

                       See Notes to Financial Statements

                       HEWITT-ROBINS CONVEYOR COMPONENTS

                          STATEMENT OF DIVISION EQUITY

Division equity at January 1, 1996..............................................   $4,602,049
Net income......................................................................    1,391,331
Transfer to parent..............................................................     (695,024)
                                                                                   ----------
Division equity at December 31, 1996............................................   $5,298,356
Net income (unaudited)..........................................................      355,211
Transfer to parent (unaudited)..................................................     (576,334)
                                                                                   ----------
Division equity at March 31, 1997 (unaudited)...................................   $5,077,233
                                                                                   ==========

                       See Notes to Financial Statements

                       HEWITT-ROBINS CONVEYOR COMPONENTS

                            STATEMENT OF CASH FLOWS

                                                                              THREE MONTHS
                                                                                  ENDED
                                                        YEAR ENDED              MARCH 31
                                                       DECEMBER 31,     -------------------------
                                                           1996            1996           1997
Operating activities:
Net income...........................................  $  1,391,331     $   366,027     $ 355,211
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization......................       245,067          75,852        75,948
  Changes in operating assets and liabilities
  Increase in accounts receivable....................      (453,296)     (1,027,800)     (138,892)
  (Increase) decrease in inventory...................      (540,036)       (217,121)      311,232
  Increase in other assets...........................          (768)        (15,723)      (33,945)
  Increase (decrease) in accounts payable............       235,773         552,843       (13,922)
  Increase (decrease) in other liabilities...........       (61,862)         41,774        96,887
                                                        -----------     -----------     ---------
          Net cash provided by (used in) operating
            activities...............................       816,209        (224,148)      652,519
Investing activities:
Purchase of property, plant and equipment............       (97,400)         (3,067)      (14,973)
                                                        -----------     -----------     ---------
          Net cash used in investing activities......       (97,400)         (3,067)      (14,973)
Financing activities:
Transfer (to) from parent............................      (695,024)        233,953      (576,334)
                                                        -----------     -----------     ---------
          Net cash provided by (used in) financing
            activities...............................      (695,024)        233,953      (576,334)
                                                        -----------     -----------     ---------
Increase in cash and cash equivalents................        23,785           6,738        61,212
Cash and cash equivalents at beginning of year.......        19,296          19,296        43,081
                                                        -----------     -----------     ---------
          Cash and cash equivalents at end of year...  $     43,081     $    26,034     $ 104,293
                                                        ===========     ===========     =========

                       See Notes to Financial Statements

                       HEWITT-ROBINS CONVEYOR COMPONENTS

                         NOTES TO FINANCIAL STATEMENTS

A. ORGANIZATION AND BUSINESS

     Hewitt-Robins Conveyor Components (the "Company") manufactures and sells conveyor components, primarily idlers, for usage in the aggregate, mining, utility and industrial sectors. The Company is an operating division of W.S. Tyler, Inc. a wholly owned subsidiary of Process Technologies Holding, Inc. (the "Parent Company").

B. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying unaudited financial statements of the Company as of March 31, 1997, and for the three-month periods ended March 31, 1996 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

REVENUE RECOGNITION

     The Company recognizes revenue from sales at the time of shipment.

INVENTORIES

     Inventories are stated at lower of cost or market. Cost is determined principally by the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost. Depreciation, is provided by the straight-line method over the estimated useful life of the assets. Useful lives are as follows: building and land improvements, 29.5 years; and machinery and equipment, 3 to 10 years.

     If events and circumstances indicate that long-lived assets might be impaired, an undiscounted cash flow methodology would be used to determine whether an impairment loss should be recognized.

INCOME TAXES

     Income is included in the Federal and state income tax returns of the Parent Company. For financial reporting purposes, income tax expense is allocated to the Company by the Parent Company on a separate return basis giving effect to permanent differences which are not taxable or deductible for Federal income tax purposes. All deferred income taxes are recorded by the Parent Company, as it is the Parent Company's policy not to allocate deferred income taxes to operating divisions.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       HEWITT-ROBINS CONVEYOR COMPONENTS

C. INVENTORIES

     Inventories are classified as follows:

     Raw materials..........................................................  $1,361,756
     Work in process........................................................      44,603
     Finished goods.........................................................   1,529,459
     Allowance for obsolescence.............................................    (134,378)
                                                                              ----------
                                                                              $2,801,440
                                                                              ==========

D. INCOME TAXES

     Provision for income taxes has been made as follows:

                    Federal..........................................  $825,366
                    State............................................   141,491
                                                                       --------
                                                                       $966,857

The Company's effective income tax rate of 41% differs from the statutory federal income tax rate of 35% due to state income taxes.

E. OPERATING LEASES

     The Company has certain operating leases related to its West Caldwell facility. The building lease agreement has a monthly rent expense of $11,125 and the computer lease agreement has a monthly rent expense of $5,619.

     Future minimum lease payments required under operating leases that have remaining noncancellable lease terms in excess of one year at December 31, 1996 are as follows:

                                                                     YEAR ENDING
                                                                     DECEMBER 31
                    1997...........................................    $200,928
                    1998...........................................     200,928
                    1999...........................................     200,928
                    2000...........................................     167,556
                                                                       --------
                         Total minimum lease payments..............    $770,340
                                                                       ========

F. EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution plan covering all non-union employees who have completed three months or more of service. Under the terms of the plan, employees may elect to contribute up to 3% of their compensation which is matched 100% by the Company. In addition, the Company may contribute up to an additional 3% as a profit sharing contribution. Expense for the year ended December 31, 1996 was $222,152.

G. CONCENTRATION OF RISK

     As of and for the year ended December 31, 1996, approximately 20% of accounts receivable and approximately 17% of net sales were related to three customers in the aggregate industry. Generally no collateral for accounts receivable is required. The Company performs periodic credit evaluations of their customers' financial condition and generally does not require collateral. Credit losses relating to customers in

                       HEWITT-ROBINS CONVEYOR COMPONENTS
the aggregate industry have consistently been within management's expectations and are comparable to losses for the portfolio as a whole.

H. SUBSEQUENT EVENT

     On April 1, 1997, the Parent Company sold certain assets and liabilities of the Company to Continental Global Group, Inc. for a purchase price of approximately $12.6 million in cash plus assumption of approximately $1.1 million of liabilities, subject to a negotiated price adjustment for working capital.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                            PAGE
Available Information.....................    3
Exchange Rate Data........................    4
Prospectus Summary........................    5
Risk Factors..............................   16
The Company...............................   22
The Exchange Offer........................   23
Capitalization............................   30
Selected Historical and Pro Forma
  Financial Data..........................   31
Unaudited Pro Forma Consolidated Financial
  Statements..............................   36
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   46
Business..................................   53
Principal Stockholder.....................   62
Management................................   62
Related Transactions......................   64
Description of Certain Indebtedness.......   65
Description of Senior Notes...............   67
Certain Federal Income Tax
    Considerations........................   92
Plan of Distribution......................   93
Legal Matters.............................   93
Experts...................................   94
Index to Financial Statements.............  F-1

======================================================
======================================================

                                  $120,000,000

                               CONTINENTAL GLOBAL
                                  GROUP, INC.

                               OFFER TO EXCHANGE
                       11% SERIES B SENIOR NOTES DUE 2007
                          FOR ANY AND ALL OUTSTANDING
                       11% SERIES A SENIOR NOTES DUE 2007

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                           , 1997

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VII, Section 7 of the Bylaws of the Company provides: "The corporation shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware."

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section 145 of the DGCL also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon adjudication that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper.

     To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such person in connection therewith.

     Any such indemnification (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (iii) by the stockholders.

     Section 145 of the DGCL permits a Delaware business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liability.

     The above discussion of Section 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by the DGCL.

DIRECTORS AND OFFICERS INDEMNIFICATION

     The Company has entered into indemnification agreements with all of its Directors and executive officers, whereby the Company has agreed, subject to certain exceptions, to indemnify and hold harmless such person from liabilities incurred as a result of such person's status as a director or executive officer of the Company. In addition, the Company has entered into indemnification agreements with NESCO, Inc. and each director and executive officer of NESCO, Inc., whereby the Company has agreed, subject to certain exceptions, to indemnify and hold harmless NESCO, Inc. and each such director and executive officer in connection with the provision of services to the Company under the Management Agreement.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


    EXHIBIT
    NUMBER                                  DESCRIPTION OF EXHIBIT
---------------   ---------------------------------------------------------------------------
       3.1        Certificate of Incorporation of Continental Global Group, Inc., as
                  currently in effect.
       3.2        By-Laws of Continental Global Group, Inc., as currently in effect.
       3.3        Certificate of Incorporation of Continental Conveyor & Equipment Company,
                  as currently in effect.
       3.4        By-Laws of Continental Conveyor & Equipment Company, as currently in effect.
       3.5        Certificate of Incorporation of Goodman Conveyor Company, as currently in effect.
       3.6        By-Laws of Goodman Conveyor Company, as currently in effect.
       4.1        Indenture, dated as of April 1, 1997, among Continental Global Group, Inc.,
                  Continental Conveyor & Equipment Company, Goodman Conveyor Company and the
                  Trustee (containing, as exhibits, specimens of the Series A Notes and the
                  Series B Notes).
       4.2        Purchase Agreement, dated as of March 26, 1997, among Continental Global
                  Group, Inc., Continental Conveyor & Equipment Company, Goodman Conveyor
                  Company and Donaldson, Lufkin & Jenrette Securities Corporation, as Initial
                  Purchaser, relating to the Series A Notes.
       4.3        Registration Rights Agreement, dated as of April 1, 1997, among Continental
                  Global Group, Inc., Continental Conveyor & Equipment Company, Goodman
                  Conveyor Company and Donaldson, Lufkin & Jenrette Securities Corporation,
                  as Initial Purchaser.
       4.4        Revolving Credit Facility, dated as of September 14, 1992, as amended by
                  Amendments I, II & III, among Continental Conveyor & Equipment Company,
                  Goodman Conveyor Company and Bank One, Cleveland, NA.
       5          Opinion of Squire, Sanders & Dempsey L.L.P.
       8          Opinion of Squire, Sanders & Dempsey L.L.P.
      10.1        Share Sale Agreement, dated as of November 8, 1996, as amended by First and
                  Second Supplementary Deeds, among Continental Pty. Ltd. and various
                  Australian sellers, relating to the BCE Acquisition.
      10.2        Asset Purchase Agreement, dated as of March 3, 1997, among Continental
                  Conveyor & Equipment Company, Process Technology Holdings, Inc. and W.S.
                  Tyler Incorporated, relating to the Hewitt-Robins Acquisition.
      10.3        Management Agreement, dated as of April 1, 1997, between Continental Global
                  Group, Inc. and NESCO, Inc.
      10.4        Tax Payment Agreement, dated as of April 1, 1997, among Continental Global
                  Group, Inc., Continental Conveyor & Equipment Company, Goodman Conveyor
                  Company and NES Group, Inc.
      12          Statement regarding computation of ratio of earnings to fixed charges.
      21          List of subsidiaries of the Company.
      23.1        Consent of Squire, Sanders & Dempsey L.L.P. (included in opinion filed as
                  Exhibit 8).
     *23.2        Consent of Ernst & Young LLP.

    EXHIBIT
    NUMBER                                  DESCRIPTION OF EXHIBIT
---------------   ---------------------------------------------------------------------------
     *23.3        Consent of Coopers & Lybrand, independent chartered accountants.
      25          Statement of Eligibility and Qualification on Form T-1 of Trustee.
      27          Financial Data Schedule.
      27.2        Financial Data Schedule.
      99          Form of Letter of Transmittal and related documents.

---------------

* Filed herewith. All exhibits not preceded by an asterisk (*) have been filed previously.

     (b) Financial Statement Schedules
         No Financial Statement Schedules are required.

ITEM 22. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winfield, State of Alabama, on the 29th day of July, 1997.


                                          CONTINENTAL GLOBAL GROUP, INC.

                                          By /s/ C. EDWARD BRYANT, JR.
                                            ------------------------------------
                                            Name: C. Edward Bryant, Jr.
                                            Title: President and Chief Executive
                                             Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the date indicated:


                 SIGNATURE                                  TITLE                      DATE
-------------------------------------------  -----------------------------------  --------------

/s/ C. EDWARD BRYANT, JR.                    President and Chief Executive         July 29, 1997
-------------------------------------------  Officer (Principal Executive
C. Edward Bryant, Jr.                        Officer)

/s/ JIMMY L. DICKINSON                       Vice President and Chief Financial    July 29, 1997
-------------------------------------------  (Principal Financial Officer and
Jimmy L. Dickinson                           Principal Accounting Officer)

/s/ EDWARD F. CRAWFORD                       Director                              July 29, 1997
-------------------------------------------
Edward F. Crawford

/s/ DONALD F. HASTINGS                       Director                              July 29, 1997
-------------------------------------------
Donald F. Hastings

/s/ JOSEPH L. MANDIA                         Director                              July 29, 1997
-------------------------------------------
Joseph L. Mandia

/s/ ROBERT J. TOMSICH                        Director                              July 29, 1997
-------------------------------------------
Robert J. Tomsich

/s/ JOHN R. TOMSICH                          Director                              July 29, 1997
-------------------------------------------
John R. Tomsich

/s/ JAMES W. WERT                            Director                              July 29, 1997
-------------------------------------------
James W. Wert

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winfield, State of Alabama, on the 29th day of July, 1997.


                                          CONTINENTAL CONVEYOR & EQUIPMENT
                                          COMPANY

                                          By /s/ C. EDWARD BRYANT, JR.
                                            ------------------------------------
                                            Name: C. Edward Bryant, Jr.
                                            Title: President and Chief Executive
                                             Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the date indicated:


                 SIGNATURE                                  TITLE                      DATE
-------------------------------------------  -----------------------------------  --------------

/s/ C. EDWARD BRYANT, JR.                    President and Chief Executive         July 29, 1997
-------------------------------------------  Officer (Principal Executive
C. Edward Bryant, Jr.                        Officer)

/s/ JIMMY L. DICKINSON                       Vice President of Finance             July 29, 1997
-------------------------------------------  (Principal Financial Officer and
Jimmy L. Dickinson                           Principal Accounting Officer)

/s/ ROBERT J. TOMSICH                        Director                              July 29, 1997
-------------------------------------------
Robert J. Tomsich

/s/ JOHN R. TOMSICH                          Director                              July 29, 1997
-------------------------------------------
John R. Tomsich

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Belton, State of South Carolina, on the 29th day of July, 1997.


                                          GOODMAN CONVEYOR COMPANY

                                          By /s/ RICHARD M. SICKINGER
                                            ------------------------------------
                                            Name: Richard M. Sickinger
                                            Title: President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the date indicated:


                SIGNATURE                                   TITLE                       DATE
------------------------------------------   -----------------------------------   --------------

/s/ RICHARD M. SICKINGER                     President                              July 29, 1997
------------------------------------------   (Principal Executive Officer)
Richard M. Sickinger

/s/ LAWRENCE KUKULSKI                        Vice President - Finance and           July 29, 1997
------------------------------------------   Administration (Principal Financial
Lawrence Kukulski                            Officer and Principal Accounting
                                             Officer)

/s/ ROBERT J. TOMSICH                        Director                               July 29, 1997
------------------------------------------
Robert J. Tomsich

/s/ JOHN R. TOMSICH                          Director                               July 29, 1997
------------------------------------------
John R. Tomsich

                                 EXHIBIT INDEX
                                 -------------


Exhibit Number                      Description                                Page
--------------                      -----------                                ----

     23.2           Consent of Ernst & Young LLP.

     23.3 Consent of Coopers & Lybrand, independent chartered accountants.

